SECURITIES AND EXCHANGE COMMISION
Washington D.C. 20549

04027868

P.E.
4/1/04

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month April 2004

Fresenius Medical Care Corporation
(Translation of registrant's name into English)

Else-Kröner Strasse 1
61346 Bad Homburg v.d.H.
Germany
(Address of principal executive offices)

PROCESSED
APR 30 2004
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or 40-F

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 - _____

NY1:1507859.1

Pursuant to the provisions of General Instruction B to Form 6-K, Fresenius Medical Care Aktiengesellschaft (the "Registrant") is disclosing the following information:

On or about April 19, 2004 the Registrant mailed its 2003 Annual Report to shareholders. Registrant also distributed to holders of American Depositary Receipts representing Registrant's Ordinary shares (i) the agenda for Registrant's Annual General Meeting, (ii) a voting instruction card for ADR holders, (iii) the report of Registrant's Supervisory Board for 2003, (iv) certain additional information relating to Registrant's equity securities, Registrant's Directors and Senior Management and management compensation, including options and (v) a Summary Annual Report to Shareholders. The information described in items (i) through (v) was furnished to the Commission under cover of a Report on Form 6-K on April 14, 2004 submitted through the Commission's EDGAR electronic filing system. Copies of Registrant's complete 2003 Annual Report to Shareholders and Registrant's 2003 Summary Annual Report to Shareholders for are being furnished herewith as a paper filing pursuant to Regulation S-T Rule 101(b)(1). Registrant's Annual Report to Shareholders may also be accessed through Registrant's web site, www.fmc-ag.com.

Financial Statements, *Pro Forma* Financial Information and Exhibits

a) *Financial Statements of Business Acquired*

Not applicable.

b) Pro Forma *Financial information*

Not applicable.

c) *Exhibits*

Exhibit 99.1	2003 Annual Report to Shareholders
Exhibit 99.2	2003 Summary Annual Report to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: April 28, 2004

FRESENIUS MEDICAL CARE
AKTIENGESELLSCHAFT

By: /s/ Ben Lipps

Name: Dr. Ben Lipps
Title: Chairman of the Management Board

By: /s/ Lawrence Rosen

Name: Lawrence Rosen
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit 99.1	2003 Annual Report to Shareholders
Exhibit 99.2	2003 Summary Annual Report to Shareholders

Exhibit 99.1

Exhibit 99.2

LIVING THE FUTURE

Annual Report 2003



Fresenius Medical Care

FORWARD THINKING

   

Bad Homburg, March 2004

Dear ladies and gentlemen,

I am proud to say that 2003 was a very successful year for Fresenius Medical Care. In my last letter to you a year ago, I informed you that we had introduced an innovative treatment concept named UltraCare in our own clinics in North America. This initiative resulted in decreasing operating margins during 2002, and I committed to you at that time to reverse this development. Together we, the management and the employees of our company, accomplished this goal and achieved or even exceeded every other target we set for 2003.

In total, we generated revenues of $5.5 billion. This corresponds to an actual growth rate of 9%. On a currency-adjusted basis this represents an increase of 5%, which exactly matches our forecast. I promised operating margin improvements for 2003, and I'm pleased to inform you that every region around the globe has delivered. With a net income growth of 14% to $331 million and an operating cash flow increase of 37% to $754 million, we were well above our targets.

At the same time you most likely would ask, and rightfully so, "What is next? Where do we go from here?"

Notably, one of the major driving forces shaping our industry is the ability of governments around the world to cope with the continued increasing demand for healthcare services. The population is getting older, and hypertension and diabetes continue to be key factors contributing to End-Stage Renal Disease patient growth around the world. Healthcare will continue to play a very important and profound role in our society with an increasing focus on well-managed cost systems and reimbursement structures as well as an ability to measure the quality of services provided.

In the United States for example, the Medicare Modernization Act of 2003 provides more coverage for more Americans. At the same time, the new law calls for changes in the reimbursement structure. I believe the law creates challenges as well as opportunities for our company. We are devoted to employing our resources, technology and know-how to achieve sustainable cost savings while further improving quality for our patients and the long-term profitability of our company. To prepare for these opportunities, we have increased our efficiency by using our advanced product technologies in our clinics.

Still, I believe many challenges with complex variables exist that can impact our business in our markets around the globe. In Germany, for example, the healthcare system continues to be under tremendous reform and downward price pressure. However, we can use the experience and expertise gained over years in the global dialysis industry to leverage the different local demands of health care systems worldwide. Our focus is to maintain market leadership by exploiting our strengths in product technologies and cost-efficient manufacturing while further expanding our service base.

Our position in Europe has further strengthened. To that extent we continued to build upon our fully integrated business, combining superior renal technology systems with our network of clinics to improve outcomes for our patients. Our business in Latin America strengthened, proving that our strategy of coupling a strong service provider presence with our own product technologies is on the right track. I also continue to see Asia Pacific as a market with many growth opportunities. This market accounts for nearly one-third of the now more than 1.3 million patients receiving dialysis treatment worldwide with Japan alone accounting for about one-fifth of the worldwide dialysis population. In this market we hope to continue to build upon our product technology base and increase our market share.

So what does this all mean for your company? Your company's global and regional competitive positions have never been stronger. The global strategy in patient care is on the right track. I expect that our initiatives will lead to continued improvements in our financial results. In addition, I see continued strong acceptance of our new renal product technologies, under-scoring that our strategy and investments of the past several years have been correct. Our targets are clear, and we are pursuing a strategy of long-term growth. Therefore, in 2004 we expect mid single-digit revenue growth in constant currency and net income growth in the high single- to low double-digit range.

Ladies and Gentlemen, I am very pleased to inform you that the Management Board and the Supervisory Board will propose our seventh consecutive dividend increase of €1.02 per ordinary share and €1.08 per preference share at the Annual General Meeting 2004 on May 27, 2004.

I would like to thank all of our employees around the world, my colleagues on the Board of Management, all of our Supervisory Board Members and you, the shareholders, for your continued support and trust in Fresenius Medical Care, the world's leading renal therapy company.

Yours sincerely,

Dr. Ben Lipps
Chief Executive Officer
Chairman of the Management Board

Content

Asia is one of the fastest growing regions worldwide with projected annual growth of 7% in the number of dialysis patients. Here China is seeing significant growth.

In the GLOBAL OPERATIONS chapter on page 91, you can learn how we are strategically positioning ourselves in China.




1998: Family of two
2003: Family of three



We are creating a better quality of life for our peritoneal dialysis patients thanks to further advanced dialysis solutions that show improved tolerance such as balance. We are determined to win market share in this sector.

In the GLOBAL OPERATIONS chapter on page 76, you can read how we met our ambitious goals in peritoneal dialysis last year and how we will continue to meet them in the future.

1954: Rock 'n' Roll
2003: Vivaldi





Fresenius Medical Care is on board of cruise ships with dialysis products. The reason: We put an emphasis on flexibility when developing our dialysis machines, allowing them to be used worldwide, regardless of the infrastructure.

More information on our Research and Development efforts for new therapy products and concepts can be found in the FISCAL YEAR 2003 chapter on page 51.

Information on travelling and dialysis:
www.fmc-ag.com/Patient Care



1976: Tour boat
2003: Cruise ship



With our products and services we treat not only patients with end-stage renal disease but also patients with acute kidney failure for example after an accident. (See glossary) We gather the knowledge and experience necessary for all our therapies offered during more than 17.8 million treatments we conduct worldwide each year.

Starting on page 36, we give you a look into how the dialysis *market developed.*




1985: First steps
2003: Graceful jumps

Our Year 2003



June 2003

Website introduced.
>> In June in Japan, www.kidneycommunity.com goes online to inform patients and others about kidney disease and dialysis. The goal is to provide an information source where specialists and laymen can find answers to their varying questions.



January 2003

Production line expanded.
>> At the beginning of the year, the St. Wendel (Germany) plant expands its production line for FX dialyzers. At full capacity, the line requires 100 employees, including 35 new hires. The FX class is the result of the continuous development of our dialysis membrane. This generation of dialyzers is already one of our best-selling products.

April 2003

Commitment praised.
>> In April, Fresenius Medical Care North America is recognized by CNA, the fourth-largest industrial insurer in the U.S., for its non-stop commitment to workplace safety and accident prevention. It is worth noting that we are the only CNA customer who has received this award five times in a row.



October 2003

Research commissioned.

›› In October, the National Institute of Diabetes & Digestive & Kidney Diseases in America commissions a study from the Renal Research Institute (RRI) to determine whether daily hemodialysis for patients with chronic terminal renal failure is medically beneficial. Most patients currently receive hemodialysis three times a week. The RRI is a research division of Fresenius Medical Care and was selected because of its long experience and expertise in dialysis research.

September 2003

Hope sowed.

›› The economic crisis in Argentina is pushing many people closer to the poverty line, including many dialysis patients. To improve health and quality of life, we distribute vegetable seeds to 1,200 of our patients. Together with their families, they learn how to inexpensively plant a garden and cover their daily vitamin and mineral needs, which is especially important for dialysis patients. The response to the garden project exceeds our expectations and proves that a positive contribution to preventive health care can take unusual forms.





December 2003

Production record set.

›› In December, Fresenius Medical Care sets a new sector record: for the first time, more than 50 million dialyzers are produced in a year. With our innovative treatments, we are setting globally recognized dialysis standards. The standards are based on the advantageous attributes of our dialysis membrane, which we produce in Europe, North America and Asia.



From left to right: Lawrence A. Rosen, Rice Powell, Dr. Emanuele Gatti, Dr. Ben Lipps, Roberto Fusté, Dr. Rainer Runte, Mats Wahlstrom

Our Management Board

Dr. Ben J. Lipps (63)

» is Chairman of the Management Board of Fresenius Medical Care AG. The American has been active in the field of dialysis for more than 35 years. After earning his master's and doctoral degrees at the Massachusetts Institute of Technology in chemical engineering, Dr. Lipps led the research team that developed the first commercial Hollow Fiber Artificial Kidney at the end of the 1960s. With that, the triumphal procession of the artifical kidney – the dialyzer – commenced. Before joining the Fresenius group in 1985, Dr. Lipps held several research management positions, among them with DOW Chemical.

Dr. Emanuele Gatti (48)

» is Chief Executive Officer for Europe, Latin America, Middle East and Africa. After studying bioengineering, Dr. Gatti lectured at several biomedical institutions and was involved in comprehensive research and development activities. Dialysis and blood purification as well as biomedical signal analysis and safety of medical devices were his major subjects. Dr. Gatti has been with the company since 1989. Before being appointed to the Management Board in 1997, he was also responsible for the dialysis business in Southern Europe.

Roberto Fusté (52)

» is Chief Executive Officer for Asia-Pacific. After finishing his studies of economic sciences at the University of Valencia, the Spaniard founded the company Nephrocontrol S.A. in 1983. In 1991, this company was acquired by the Fresenius group, where Mr. Fusté has worked since. Before being appointed to the Management Board of Fresenius Medical Care in 1999, Mr. Fusté held several senior executive positions within the company in Latin America and the Asia-Pacific region.

Dr. Rainer Runte (44)

» is member of the Management Board for Law & Compliance of Fresenius Medical Care AG and has worked for the Fresenius group for more than 13 years. Previously he served as scientific assistant of the law department of the Johann Wolfgang Goethe University Frankfurt and as an attorney in a law firm specialized in economic law. Dr. Runte took the position as Senior Vice President for Law for Fresenius Medical Care in 1997 and was appointed as deputy member of the Management Board in 2002. Since the beginning of 2004, Dr. Runte has been a full member of the Management Board.

Lawrence A. Rosen (46)

» joined Fresenius Medical Care on November 1, 2003 as Chief Financial Officer. Prior to that, he worked for Aventis S.A., Strasbourg/France, and its predecessor companies, including Hoechst AG, beginning in 1984. His last position was Group Senior Vice President for Corporate Finance and Treasury. He holds a Master of Business Administration (MBA) from the University of Michigan and a Bachelor of Science in Economics from the State University of New York at Brockport.

Rice Powell (48)

» is member of the Management Board for dialysis products, extracorporeal therapies and lab group of Fresenius Medical Care in North America. He joined Fresenius Medical Care in 1997 and was appointed to the Management Board of the Company in January 2004. Mr. Powell has more than 25 years of experience in healthcare industry. From 1978 to 1996 he held various positions within Baxter International Inc. (USA), Biogen Inc. (USA) and Ergo Sciences Inc. (USA).

Mats Wahlstrom (49)

» can look back on nearly 20 years of experience in the renal field. From 1983 to 1999 Mats Wahlstrom held various positions at Gambro AB (Sweden), including President and CEO of Gambro in North America as well as CFO of the Gambro Group. In November 2002 he joined Fresenius Medical Care as President of Fresenius Medical Care's services division in North America. He became a member of the Management Board for dialysis care in North America in January 2004.

Report of the Supervisory Board

The Managing Board informed the Supervisory Board comprehensively, regularly and in good time about the progress of the business activities, the situation of the company and important business transactions. Additionally, the chairman of the Supervisory Board was informed by the Managing Board of significant events on an ongoing basis. On the basis of written and oral reports of the Managing Board, the Supervisory Board held a total of five meetings, and four additional video or telephone conferences. Transactions requiring approval were discussed by the Supervisory Board with the Managing Board prior resolution. In two meetings, one of which was an extraordinary meeting dedicated exclusively to this topic, the Supervisory Board dealt with the acquisition of the Adsorber Business from Fresenius AG. As every year, the business development of the acquisitions made in the preceding years and the profitability of the different national subsidiaries were discussed.

The Supervisory Board established an audit committee ("Audit Committee") during the reporting period. The Audit Committee held four meetings and four additional telephone conferences, and adopted several resolutions in writing. It dealt, inter alia, with the accounting for the annual financial statements and the quarterly financial statements and with the risk management of the company and, in particular, discussed the specific focus of the audit procedures with the auditor.

The Supervisory Board examined the financial statements, the management report and the proposal for the appropriation of the net profit for the year, in each case for the fiscal year 2003. A representative of the auditor was present when the Supervisory Board dealt with these documents. As Fresenius Medical Care Aktiengesellschaft is listed at the Frankfurt Stock Exchange, pursuant to Sections 291, 292 HGB [German Commercial Code], the Company has to prepare beside of its financial statements consolidated financial statements in accordance with the provisions of German law as well. The accounting, the financial statements and the management report of Fresenius Medical Care AG for the fiscal year 2003 as well as consolidated financial statements and the consolidated management report of Fresenius Medical Care AG were audited by KPMG Deutsche Treuhandgesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, elected as auditors by resolution of the shareholders' meeting of May 22, 2003, and commissioned by the Supervisory Board; they bear the unqualified audit certificate. The auditor's reports were submitted to the Supervisory Board. The Supervisory Board noted the auditor's findings with approval. The Supervisory Board concurred with the auditor's result and agreed as a result of its own assessment that there are no objections to be raised. On March 12, 2004, the Supervisory Board approved and thereby declared effective the financial statements of Fresenius Medical Care AG for the fiscal year 2003, approved the consolidated financial statements of Fresenius Medical Care AG as well as the dividend proposal submitted by the Managing Board.



In accordance with Section 312 AktG (German Stock Corporation Act), the Managing Board prepared a report for the fiscal year 2003 on the relations with affiliated companies. The report contains the Managing Board's final statement that Fresenius Medical Care AG in the transactions mentioned in the report has received adequate consideration under the circumstances known to the Managing Board at the time when such transactions were carried out and that no other measures within the meaning of Section 312 AktG were taken or omitted. The Supervisory Board has reviewed this report and concurs with the auditor who added the following audit certificate to the report:

"Following our proper review and judgement, we confirm that (1) the factual statements made in the report are correct, that (2) with respect to the transactions mentioned in the report, the consideration made by the company was not disproportionate or that any disadvantages have been offset and that (3) regarding the measures reported, no major objections are to be raised to the Managing Board's judgement."

According to the final result of the review by the Supervisory Board, no objections are to be raised to the Managing Board's final statement as contained in the subordinate status report.

Effective November 10, 2003, Dr. Theo Spettmann resigned as member of the Supervisory Board.

Effective November 01, 2003, Mr. Lawrence A. Rosen was appointed as member of the Managing Board (Finance Director).

The Supervisory Board thanks the Managing Board and all the employees for their efforts and achievements in 2003.

Bad Homburg v.d.H., March 12, 2004

The Supervisory Board

Dr. Gerd Krick
Chairman

PROMOTING GROWTH

After three difficult years in a row, global stock markets once again showed significant growth in 2003, and this was reflected in the development of Fresenius Medical Care's shares. The trend was also bolstered by the operational performance of our company in 2003. With an increase of 43% shares of our company can look back at a better development than the benchmark German stock index, the DAX. Using our commitment and our financial results, we aim to continue to promote a positive development.

Content

Stock Market

A three-year decline in global stock markets reached the bottom in March of 2003. Especially, insecurities related to the conflict in Iraq had a strong effect in the first quarter. Later in the year, a number of positive indicators led to a significant recovery in equity markets. Interest rates had reached historic lows and investors returned – albeit cautiously.

Good news:
Our shares increased 43% in 2003.

As in previous years, sectors developed quite differently from each other. In phases where investors expect an economic recovery, investments are made predominantly in those stocks which can profit disproportionately from such an economic upswing. This is especially true for technology shares and cyclical industrial and consumer shares. Defensive investments generally see lower demand during such phases because they profit less from an economic rebound. For example, energy companies and pharmaceutical firms are often considered as defensive investments. This type of development could also be seen in stock markets in 2003. The biggest gainers in major sector indexes were European technology, industrial and cyclical consumer shares, climbing an average of more than 30%. As expected, defensive and non-cyclical industries lagged with, for example, Pharma/Healthcare growing just 4% and energy remaining unchanged. Against this backdrop of typical investment behavior during a recovery, we are especially proud of our share price development in 2003. At the end of 2003, we showed an increase of 43%. This was significantly better than the benchmark German stock index, the DAX, which is weighted towards technology, industrial and cyclical consumer goods companies.

Compared with the closing share prices of the last trading day in 2002, the DAX rose 37% in 2003. A practically non-stop upward trend began after a low of 2,203 points in March of 2003. By the end of the year, the DAX had climbed to 3,965 points. At the start of the year 2004, the DAX surpassed the 4,000-point mark, supported by encouraging economic data and positive company news. A lasting improvement in global stock markets depends on whether or not the high expectations of a lasting recovery can be met in the course of the year.

Development of our Shares

Fresenius Medical Care share prices developed positively in 2003. The ordinary shares as well as the preference shares gained more than 39% in the 12 months of last year, significantly outperforming the growth of the biggest German stock index, the DAX. Healthcare indexes and the share price development of our peers lagged behind. Indexes of the healthcare sector showed a significantly weaker improvement. For example the Dow Jones Stoxx 600 Healthcare lagged behind with an increase of 9%. Therefore, our shares developed 34 percentage points better than the above-mentioned sector index.

Fresenius Medical Care shares gained more than the DAX.

In the first four months of 2003 we showed especially strong share price development in comparison to the DAX, with our ordinary and preference shares progressing similarly. The ordinary shares hit a year low of €38.20 on January, 8 2003. While the share price development in 2002 was marked chiefly by legal matters that were resolved in November of 2002, the continuous gain of 2003 was based predominantly on our good operating results. Meeting, and partially exceeding, the expectations of the stock market, especially in the second half, also helped. This combination of good corporate results and a positive market environment pushed the ordinary shares of Fresenius Medical Care to a 52-week high of €56.40 on the last day of trading, December 30, 2003. Our preference shares reached a 52-week high of €40.50 on December 11, 2003.

Ordinary share
in €


60
50
40
30
20
10
0
56.4
High
38.2
Low
January 08
December 30

Share Price Performance


in €
60
55
50
45
40
35
30
25
20
12.02
01.03
02.03
03.03
04.03
05.03
06.03
07.03
08.03
09.03
10.03
11.03
12.03
Ordinary Share
Preference Share
monthly price range
monthly price range

Preference share
in €


60
50
40
30
20
10
0
40.5
High
27.6
Low
January 02
December 11

The preference share price rose from € 28.70 at the beginning of the year to € 40.00 at the end of the year. This is an increase of 39%. Because of the above-described investment behavior in markets where an economic upswing is expected, we are very pleased with the share price development in 2003.

Market Capitalization
€ in million


12/31/99
12/29/00
12/31/01
12/31/02
12/31/03
6,428
7,056
6,215
3,512
4,994
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000

The market capitalization of our company increased by a corresponding €1.48 billion to nearly €5 billion when compared to the previous year. This is an increase of 42%.

The average trading volume of our ordinary shares last year was about 350,000 shares per trading day. The average daily trading volume of the preference shares was about 36,000 shares. As our preference shares have less liquidity and carry no voting rights they trade at a discount to our ordinary shares. The discount in 2003 averaged 28%, largely unchanged over 2002.

Relative Share Price Performance


in %
150
140
130
120
110
100
90
80
70
60
01.03
02.03
03.03
04.03
05.03
06.03
07.03
08.03
09.03
10.03
11.03
12.03
Fresenius Medical Care
Gambro
Dax
DJ Stoxx 600 Health

Our ordinary and preference shares are also traded on the New York Stock Exchange (NYSE) in the form of American Depository Shares (ADS). The ADS's trade in dollars and three ADS's represent one share. The development of the ADS's is thereby entirely linked to the development of the ordinary and preference shares with no significant deviation. However, the fluctuating exchange rate between the euro and the dollar must be taken into consideration. The ordinary ADS price rose by 70% to $24.4 the preference ADS increased by 63% to $16.0.

Basic Data

	Ordinary Shares	Preference Shares
Ticker symbol		
Frankfurt Stock Exchange	FME	FME3
New York Stock Exchange	FMS	FMS-p
Security code		
WKN	578 580	578 583
ISIN	DE 0005785802	DE 0005785836
CUSIP No. (NYSE)	358029106	358029205
Stock exchange		
Germany		Frankfurt (Prime Standard)
United States		New York Stock Exchange (NYSE)

Dividend

Recommended dividend increase to € 1.02 per ordinary share and € 1.08 per preference share.

Fresenius Medical Care follows an earnings-driven dividend policy. We propose that shareholders once again approve a dividend increase at the Annual General Meeting on May 27, 2004 following the achievement of new revenue and earnings records last year. The dividend would increase to € 1.02 from € 0.94 per ordinary share and to € 1.08 from € 1.00 per preference share. This is a dividend increase of 8% over a year earlier. The total sum of dividends paid by all DAX companies is expected to increase by 6%. Based on the recommended dividends and the closing share prices of Fresenius Medical Care AG at the end of 2003, this is a dividend yield of 1.8% for ordinary shares and 2.7% for preference shares.

Dividend Payment since 1997


in €
1.10
1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.56
0.51
0.64
0.59
0.75
0.69
0.84
0.78
0.91
0.85
1.00
0.94
1.08*
1.02*
1997
1998
1999
2000
2001
2002
2003

*Proposal for approval at the Annual General Meeting on May 27, 2004

☐ Ordinary Share ■ Preference Share

In total, dividends of approx. €100 million will be distributed in 2003. Based on our net income of $331 million, this is a distribution quota of 30%, which is unchanged from the previous year.

Fresenius Medical Care increased its dividend distribution for the seventh year in a row. Based on earnings development in 2002 we consider this dividend increase as absolutely appropriate. As in previous years we also want to express our trust in the development of the company's future earnings.

Capital Structure

The share structure of Fresenius Medical Care changed only marginally in 2003. Fresenius AG held about 50.76% of the 70 million ordinary shares at year-end, leaving 34.45 million ordinary shares as free float. About 26.2 million preference shares were outstanding with a free float of 100%. In fiscal 2003, 25,000 options on preference shares were exercised as part of the stock option plan for management. The registered capital of Fresenius Medical Care was practically unchanged at nearly €246.31 million on December 31, 2003. More information to the stock option program can be found in the financial section starting on page 67.

Shareholder Structure

At the beginning of 2004, we once again conducted a study of our shareholder structure. One of our stated goals last year was a further diversification in the regional structure as well as number of shareholders. We were able to identify a total of 134 institutional investors, which is exactly 34% more than a year earlier. These investors hold about 38.3 million shares in their accounts. Of those, we were able to count 21.1 million ordinary shares and 17.2 million preference shares. Of the 70 million outstanding ordinary shares, 50.76% are held by Fresenius AG leaving just 34.45 million shares available for regular trading, also known as the free float. Of the 26.2 million preference shares, 100% are in free float. Based on the free float, we were able to identify about 61% of all ordinary shares and 66% of the preference shares. The Top 10 investors hold about 30% of the free float and therefore 15% of the total ordinary share capital. With preference shares, 41% of the preference share capital is held by the Top 10 investors. Since 100% of preference shares are in free float, these investors hold 41% of all preference shares.

Our ordinary shares are held predominantly by investors in North America, Great Britain and Ireland. In keeping with our goals for the ordinary shares, we were able to increase the percentage of shares held in Continental Europe from 9% in the previous year to 19% in 2003 and the percentage in North America from 23% to 35% in 2003. The percentage of shares held in Great Britain and Ireland decreased from 38% in 2002 to 27% in 2003. The percentage of shares held in Germany decreased from 31% to 19% in 2003.

Ordinary Shares (Free Float)



North America
35%

Germany
19%

Great Britain and Ireland
27%

Europe
19%

At 78%, the percentage of preference shares held in North America in 2002 was relatively high. For this reason, one of our focuses was on creating a more balanced regional distribution of preference shares and increasing the number of shares held in Great Britain, Continental Europe and Germany. We successfully reached this goal last year. The percentage of preference shares held in North America fell significantly from 78% to 50% in 2003. This was due chiefly to the sale of a block of 7.68 million preference shares from Franconia Acquisition LLC through an accelerated book-building near the end of the year. The majority of the shares in this placement were bought by investors in Great Britain, Continental Europe and Germany. The most significant change was identified in Great Britain, where the contingent of preference shares held rose from 9% to 28%. In Continental Europe, the percentage rose from 3% in the previous year to 9% in 2003.

Preference Shares (Free Float)



North America
50%

Germany
13%

Great Britain and Ireland
28%

Europe
9%

Investor Relations

Transparency and accuracy take center stage in our informative dialogue with shareholders.

Comprehensive, transparent and open communication with capital markets continues to be the goal of our Investor Relations activities. This is not just limited to just communicating our quarterly results. We are very active in dialogue with financial analysts, institutional and private investors worldwide.

In the past year, we attended 10 investment conferences and presented our company to a growing number of capital market participants. Our open communications policy was proven once again as we held more than 350 one-on-one interviews in 2003. The high quality and quantity of these meetings highlight our dedication and proves how seriously we take our commitment to an open communications policy. The high number of meetings with analysts and institutional investors also set a new record in the history of our investor relations. In addition, last year we organized tours to our North American and German production sites and dialysis clinics for various investor groups. In many of our meetings last year we were once again able to focus on the company's operations after legal topics dominated during a difficult 2002. The development of our share price indicates that the capital markets rewarded our dedication and open information policy even in difficult times. To this end, we were active in roadshows in North America as well as Europe and Asia.

In the online communications area we expanded our Internet presence and hope to better and more completely meet the information needs of our German-speaking shareholders with a German-language webpage. Please continue to use this opportunity to keep in contact with us and ask questions. Just how important electronic communication is can be seen in the more than 12 million page impressions. Because of this, we will continue to expand the wide variety of information available on our Internet pages. Suggestions of how we can better meet information needs are gladly accepted. In addition, interested shareholders can watch the live proceedings during our Annual General Meeting and press conferences on our Web site www.fmc-ag.com and www.fmc-ag.de, respectively. Since the beginning of 2004, we also broadcast analyst meetings over the Internet.

Corporate Governance

As a corporation with a stock market listing both in the United States and Germany, we are subject to a number of regulations and recommendations for the management, administration and monitoring of the company and its subsidiaries. On the one hand, we are required to adhere to the German Corporate Governance Code while, at the same time, we are subject to the regulations connected to our listing in the United States, with emphasis on the Sarbanes-Oxley Act and the Corporate Governance Code of the New York Stock Exchange. The Sarbanes-Oxley Act is a law for companies and their auditors aimed at improving disclosure end control. The broadening of regulations for financial reporting and related internal control systems is designed to increase the trust of investors and other interested parties. We meet all of the requirements set forth in this law.

Fresenius Medical Care's declaration concerning significant differences between the systems of corporate governance in Germany and the U.S., which is based on the listing standards of the New York Stock Exchange, can be seen on the Internet at www.fmc-ag.com.

German Corporate Governance Code and Declaration

The German Corporate Governance Code includes many recommendations for the management and monitoring of listed German companies. The code hopes to make the rules for managing and monitoring companies in Germany more transparent for investors. This code should also increase the trust of the public as well as employees and customers in the management and monitoring of listed stock corporations.

The majority of the guidelines, recommendations and suggestions in the code have been an integral and active part of Fresenius Medical Care's day-to-day operations since the founding of the company.

In December 2003 the Management and Supervisory Boards of Fresenius Medical Care signed the declaration called for in Section 161 of the German Stock Corporation Act. Fresenius Medical Care complies with the recommendations of the German Corporate Governance Code with the following exceptions:

Code Cipher 4.2.4 "Individual Compensation"

The German Corporate Governance Codex determines that for each member of the Managing Board the compensation has to be disclosed individually. From our point of view this will limit the possibility for the company to structure the compensation of the management board members differentiated by individual performance and entrepreneurial responsibility.

Code Cipher 5.1.2 and 5.4.1 "Age limit Executive and Supervisory Board"

Based on the German Corporate Governance Code the Supervisory Board has to introduce an age limit for the members of the Management Board. For now, we will abstain from introducing an age limit for the members of the Management Board since that will limit the Supervisory Board in general selecting suitable management board members. We further abstain from introducing such an age limit for the Supervisory Board as we consider the Supervisory Board as an institution that inherits knowledge, abilities and expertise that are decisive for the Company.

Code Cipher 5.4.5 "Compensation Supervisory Board"

Based on the German Corporate Governance Code Members of the Supervisory Board shall receive fixed as well as performance-related compensation. Performance-related compensation should also contain components based on the long-term performance of the company. Fresenius Medical Care AG does not pay any performance-related compensation to the members of the Supervisory Board in addition to the annual fixed compensation. For now, we do not intend to deviate from this compensation procedure as a performance-related compensation linked to the long term performance of the company is not common in our worldwide competitive environment.

Disclosure & Filing Committee

Stock corporations today are subject to a number of regulations for financial reporting. These are a special challenge for companies such as Fresenius Medical Care that are listed on multiple stock exchanges. The lack of harmonization between the reporting requirements for Europe and the United States greatly increases the costs and efforts of preparing quarterly and annual reports.

We established a "Disclosure & Filing Committee" at the start of 2004 to ensure the quality of all of our financial reporting activities. This committee monitors our reporting and ensures that our reports to shareholders and institutional investors, the Deutsche Börse and the American SEC accurately and completely reflect our financial situation while adhering to corresponding legal requirements. Some of the most important tools of financial reporting include, among others, annual and quarterly reports according to Deutsche Börse regulations and Securities and Exchange Commission (SEC) rules (Form 20-F, Form 6-K), investor relations news and other information published by Fresenius Medical Care.

In addition to the Chief Financial Officer, the Senior Vice President of Accounting and Controlling as well as representatives from the Legal Department, Investor Relations and directors of the regional controlling divisions belong to the "Disclosure & Filing Committee."

Risk Management

To us, good corporate governance means responsibly handling the risks of our business. A comprehensive management system is therefore of utmost importance to identify risks early and minimize the costs related to these risks through early intervention. Our risk management is an integral component of our day-to-day business and is regularly reviewed by external auditors. More information on risk management at Fresenius Medical Care is available on pages 61ff.

Transparency in our Financial Reporting

Accurate administration and reporting are the basis for lasting shareholder trust.

We place special importance on informing our shareholders simultaneously and uniformly during regular financial reporting events. Regulatory reports and our Web site play an important role in these efforts. Institutional investors as well as private shareholders have equal access to the information we release.

According to Paragraph 15 of the German Securities Trade Act, members of the Management and Supervisory Boards are required to inform the company when buying or selling shares in Fresenius Medical Care AG. No report according to Paragraph 15 of the German Securities Trade Act was during the year 2003.

Key Figures of Fresenius Medical Care Shares

		2003 Ordinary	2003 Preference	2002 Ordinary	2002 Preference
Authorized capital	$ in mio	229.494	69.616	229.494	69.54
Number of Shares	mio	70	26.19	70	26.19
Closing price (Xetra-trading)					
High	€	56.4	40.5	72.8	53.9
Low	€	38.2	27.6	20.6	15.2
Year-end	€	56.4	40.0	39.5	28.7
Average daily trading volume	Share	350,000	35,000	410,000	54,000
Closing price (ADS - NYSE)					
High	$	23.5	16.7	21.5	15.7
Low	$	12.7	9.6	7.0	4.9
Year-end	$	23.4	16.0	13.8	9.8
Market capitalization (at December 31)	€ in bn	4.99		3.51	
Dividend					
Per share	€	1.02	1.08	0.94	1.00
Dividend yield	%	1.8	2.7	2.4	3.5
Distribution amount	€ in mio	100		92	
Earnings per Share (EPS)					
Shares	$	3.42	3.49	3.00	3.06
ADS (NYSE - Level III program)	$	1.14	1.16	1.00	1.02
Rating					
Standard & Poor's		BB+		BB+	
Moody's		Ba1		Ba1	
Index weight					
DAX 30	%	0.460		0.462	
DJ STOXX 600 Health	%	0.433		0.321	

For a more detailled version please refer to the 5-year-summary on page 92.

UTILIZING STRENGTHS

In 2003, Fresenius Medical Care secured its position as the global leader in dialysis. We consequently used our **strengths** as a vertical provider to set new revenue and earnings records with groundbreaking products and treatments. In a dialysis market defined by change and growth, we were able to identify and **utilize** opportunities. This strategy will remain the focus of our objectives in 2004 and beyond.

Content

Economic Environment

General Economic Development

SARS and the Iraq war affected the global economy at the start of 2003.

With the impending war in Iraq and the lung disease SARS in Asia, expectations of an economic recovery were low at the beginning of 2003. But hopes grew once concerns over the Iraq conflict's economic impact diminished and an economic stimulus package was introduced in the U.S. Signs of an economic rebound in Japan were also encouraging. In their fall report, the six leading German economic institutes forecast global economic growth of 2.3%, or 0.3% more than in 2002. While the U.S., as expected, set the tempo, it failed to spark global economies, with the euro zone and Latin America lagging other regions. The positive economic signals were partially offset with basic economic risks, including the growing debt of leading industrialized nations, the lack of a recovery on the job market and the weakening of the dollar.

Europe

Economic development in Europe was varied. Growth in euro zone countries trailed economic growth in the rest of the world with a forecast increase of 0.4%, which experts explained with a stronger euro versus the dollar and lackluster consumer spending. The remaining European countries saw robust growth, as did the countries slated to join the European Union. With an increase of 3.1%, the accession countries were well above the forecasts for the euro zone and the 15 countries of the European Union.

Germany, Europe's biggest single market, stagnated in 2003 while Great Britain and Spain, among others, enjoyed comparatively better economic growth with gross domestic product climbing 2%. Dampened by continuously high unemployment, consumer spending remained weak despite better monetary conditions and low interest rates. Government budgets remained under pressure in Europe, where weak economies allowed only a comparatively small increase in tax revenues and sparked an increase in net debt levels. Further growth will be chiefly dependant on reform efforts in the most important countries in Europe.

United States

The economic expansion in the U.S. accelerated noticeably in 2003, spurred on by a variety of government programs. Higher defense spending was complemented by generous monetary policy and tax reforms, which boosted consumer spending. In addition, mortgage rates remained at a very low level and the prime rate saw a record low of 1%. Low inflation also increased spending power. After incongruous economic indicators in the first half, signs of a sustainable economic recovery increased near the end of the year. For 2003, economists expect gross domestic product growth in the U.S. of 2.9% after a 2.2% increase in 2002.

Latin America

Latin America remained a difficult economic region in 2003, though the first signs of a recovery were visible. After gross domestic product in Latin America fell slightly in the previous year, a turn around, though unstable, was achieved with growth of about 0.7% forecast for 2003. The situation improved in the key Latin American countries of Brazil and Argentina. Mexico was able to profit from its strong economic links to the U.S. and could undock from the weak growth in the rest of Latin America.

Asia

Weakened early on by lung disease SARS and the war in Iraq, economic growth sputtered until nearly summer. With a forecast increase of 3.0% for 2003, the countries in Southeast Asia failed to repeat the 4.8% growth seen in 2002. Japan's gross domestic product grew 2.7%, bolstered by domestic demand, after stagnating in 2002. The zero interest rate policy of the country's central bank as well as an expanding money supply also had a positive effect in 2003. Still, the Japanese financial sector remains in need for reform. Economic growth was also held down by a Japanese yen/dollar conversion rate that put exports at a disadvantage. China's gross domestic product again expanded disproportionately, easily outpacing neighbors with an increase of 8.8%.

The Dialysis Market

The scope of chronic kidney failure

At the end of 2003, the number of patients suffering from terminal kidney failure had reached nearly 1.7 million. Of these patients, about 1.3 million received either hemodialysis or peritoneal dialysis while about 400,000 lived with a donor kidney.

The growth in patient numbers in 2003 matched the forecast annual growth of 5-7%. In the coming fiscal year, we are expecting similar overall growth, with significant regional differences. Lower growth rates are seen in the U.S., Western and Central Europe and Japan, where patient numbers are already high. In developing regions, where access to dialysis treatment is continually improving, we expect strong, above-average growth in the number of patients being treated for terminal kidney failure.

The current trend will create a new geographic distribution of patient populations in the long term. Countries such as the U.S., Japan and Germany, as well as other industrialized nations, will show only moderate increases of 3-5% in patient numbers since broad access to dialysis treatments has been available for some time. In developing and newly industrialized countries, where access to dialysis treatments is gradually improving, annual growth rates of as much as 10% can be seen. Since more than 80% of the world's population can be found in this group, the potentially enormous demand for the full spectrum of dialysis products and services is obvious.

Globally, the prevalence, or the occurrence of terminal kidney failure, lies within a highly variable range from less than 100 to more than 1,900 patients per million population (p.m.p.), and between 95 and 96% of these patients are treated in just 60 countries. The 60 countries can be divided into three categories according to economic strength, as measured by per-capita gross national product. The 20 economically strongest, including the U.S., Japan and Germany, have an average prevalence of about 1,100 p.m.p., though no country in this category has a prevalence below 600 p.m.p. The 20 countries with mid-range economic strength have average prevalence of 400 p.m.p. while the 20 economically weaker countries have a prevalence rate of about 60 p.m.p.

The occurrence of diseases requiring dialysis is influenced by the socioeconomic development of a country

An increase in high blood pressure and Diabetes in developed countries as well as differing eating habits are likely to blame for the discrepancy in prevalence rates between economically weak and economically strong countries. Access to dialysis treatment is also seen as a major factor influencing prevalence numbers since access is still very limited in many emerging and developing countries.

Top 4 Worldwide in 2003
Number of Patients Treated Worldwide


Fresenius Medical Care
Gambro
DaVita
Renal Care Group
119,250
0
20,000
40,000
60,000
80,000
100,000
120,000
140,000

Applying a hypothetical average prevalence of 600 p.m.p. to emerging and developing countries worldwide would result in approx. 4 million patients. This highlights the immense potential of these markets and reinforces the view that patient numbers will continue to grow.

Dialysis Patients Divided by Region in 2003
Overall 1,300,000


North America
25%
Europe/Middle East/Africa
31%
Latin America
12%
Asia-Pacific (incl. Japan)
32%

Newly industrialized countries have the highest growth rates for dialysis patients.

As a result, newly industrialized countries currently exhibit the highest growth rates, though affiliation with a specific region plays only a secondary role. For example, Chile had a prevalence of less than 15 p.m.p. in 1980 with that figure changing in the two following decades. Prevalence there has now reached over 700 p.m.p., more than double the regional average. This tendency is also seen in South Korea, which had 10,000 patients in 1992. In the past decade, the number of patients suffering from terminal kidney failure there rose an average of 12% a year to about 37,000 in 2003.

Treatment methods

At about 90%, hemodialysis is therapy of preference worldwide.

In a global comparison of treatment methods, hemodialysis is by far the leading therapy. More than 89% of the 1.3 million dialysis patients treated in 2003 received hemodialysis. In the top 15 countries by dialysis usage, which account for 80% of all patients, hemodialysis is the leading method, except in Mexico. A high percentage of patients receive peritoneal dialysis in Mexico, where clinics lack capacity, and in countries such as South Korea and Great Britain.

The third possibility for treating patients with terminal kidney failure, next to the two dialysis treatments, is a kidney transplant. As in past years, the severely limited number of donor organs coupled with increasing patient numbers has led to an in increase in the number of patients on transplant waiting lists worldwide.

Xenotransplants – the use of organs from animal donors – is not likely, in our opinion, to affect this trend in the near future. Due to remaining challenges, this method is not an alternative therapy to the well-known treatments methods. Among the difficulties of xenotransplantation are, for example, the uncontrollable transfer of retroviruses and other potentially dangerous pathogens from animal donors to humans, unknown variables in the suppression of immune reactions and rejection reactions in the body as well as the question regarding the adequate function of animal organs in human body.

Dialysis centers

Globally, the majority of hemodialysis patients are treated in more than 21,500 dialysis centers. Each center therefore has an average of 55 hemodialysis patients. Some 53% of dialysis centers are privately operated, predominantly by nephrologist practices and privately owned centers. The remaining 47% are operated by the public sector.

Significant differences exist in the organizational structure of center operators depending on whether a country's healthcare system is public or private. While 60% of the approximately 3,500 dialysis centers in the European Union are operated by the public or non-profit sector, the private sector dominates in the U.S., where about 67% of all dialysis centers are run by private organizations. In comparison, private companies are not allowed to operate dialysis clinics in Japan, the world's second-largest market behind the U.S. with 240,000 dialysis patients. Here private nephrologists operate 75% of the centers.

Operators of Dialysis Clinics


Europe
Public sector 60%
U.S.
Private sector 67%
Japan
Private Nephrologists 75%

Dialysis industry

We have a global market share in the dialysis products market of 26%.

The three biggest companies in the dialysis product sector have a global market share of 65%. The ten largest companies have a cumulative market share of about 95% of all dialysis products sold. In addition to the market leader Fresenius Medical Care, with a market share of 26%, two additional Top 10 companies are based in Europe and a third in the U.S. The remaining six are based in Japan.

Dialyzers are easily the most-sold product within a variety of products, including dialysis machines, blood bag systems and water preparation systems, rounding out the dialysis product offering. We estimate the global dialysis products market to be worth between $7 billion and $8 billion in total revenue, though the fluctuations in the strength of the dollar also affects the size of the market. Excluding currency effects, the dialysis product market growth is slightly slower than the patient growth of 5-7% because of pricing pressure.

In 2003, the market volume for dialyzers, the most important product, saw unit sales of 130 million with Fresenius Medical Care accounting for more than 40% of this market. Synthetic dialyzers are playing an increasing role in this market, a trend we recognized and embraced early. We offer only this type of dialyzer since it offers excellent tolerance and a high filtration performance. We also have an excellent position in all other dialysis product markets.

Because of pricing pressures, critical mass in manufacturing is important because it allows lower per unit costs.

The majority of the Top Ten companies have been active in the dialysis sector since the '60s, and none entered the market after 1980. Each of these companies can therefore look back on 20 years of experience. Technical knowledge based on long years of experience is therefore a key prerequisite to being effective in today's dialysis market.

2003 Market Share
Dialysis Products


Fresenius Medical Care
26%
Others
34%
Gambro
17%
Baxter
23%

2003 Market Share
Hemodialysis Products



Fresenius Medical Care
31%

Others
41%

Gambro
21%

Baxter
7%

2003 Market Share
Peritoneal Dialysis Products



Fresenius Medical Care
18%

Others
9%

Gambro
2%

Baxter
71%

Dialysis companies face a number of opportunities and challenges regardless of whether they operate on a global, regional or local level. These include the increasing privatization of the health sector, providing growth opportunities for private companies, as well as the introduction of disease state management programs.

Dialysis Reimbursement Systems

The presently most common reimbursement methods provides reimbursement for each individual dialysis treatment while disease state management programs reimburse a flat fee per patient. In these programs, dialysis companies together with medical personnel and patients use medical criteria to determine the best possible treatment method. With the help of this comprehensive treatment method, cost-intensive hospital stays can be reduced and some cost burdens lifted from health insurance systems. Participants gain flexibility to improve treatment quality for patients and, at the same time, improve cost management. Distinct regional differences exist in the introduction of disease state management systems. While the U.S. and Switzerland, for example, have launched very advanced pilot programs or the first comprehensive programs, many newly industrialized countries have not yet begun to contemplate disease state management programs.

Production costs, treatment quality and innovation are key factors.

Dialysis companies have been facing increased cost pressure for some time. This should, with equal or improved treatment quality for patients, lead to lower costs for healthcare systems. Under these conditions, low production costs, high treatment quality and innovation are the decisive factors for success for market participants.

A vertically integrated company such as Fresenius Medical Care, which offers the full spectrum of dialysis products as well as high-quality treatment in dialysis centers worldwide, has an opportunity to continually improve its position in the current and future dialysis market.

Overview of Fiscal Year 2003

In 2003, Fresenius Medical Care's business development proved more than satisfactory. Though mainly the Iraq war led to lower-than-forecast revenue growth at the start of the year, we saw, especially in the second half, an increasing improvement in revenue and profit growth. Overall, revenue growth beat the general market growth with profit growth proving even stronger. We clearly met our revenue and profit targets and, in some areas such as Free Cash Flow, significantly exceeded our goals. In 2003 we concentrated on our own strengths and focused more on growing organically than through acquisitions.

Revenue

Revenue increased 9% in 2003 to $5.53 billion. With currency-adjusted revenue growth of 5%, we met our forecast of a mid-single-digit percentage increase in constant currencies. Since we made only minor acquisitions, which remained within our forecast of $100 million in purchases, the revenue increase is predominantly due to organic growth of 3% currency-adjusted, with acquisitions accounting for 2 percentage points of revenue growth.

In the core United States market revenue grew 3% to $3.85 billion.

North America was and remains by far the most important market for Fresenius Medical Care, accounting for 70% of revenue. Revenue here gained 3% to $3.85 billion. The International area, which includes all business regions outside North America, saw revenue increase by 25% to $1.67 billion, or 30% of Fresenius Medical Care's total revenue. Currency-adjusted revenue growth in this region was 11%. Within the international division, the percentage of revenue contribution of individual regions changed only marginally.

In Europe, including the Middle East and Africa, revenue increased 30% to $1.19 billion. The increase was 10% at constant currency, cresting the $1 billion mark for the first time. The contribution of European revenue to total revenue gained over a year earlier to 22%. The change in the exchange rate between the Dollar and the Euro played a significant role. European revenue growth at the start of the year was marked and temporarily influenced by the war in Iraq. In the Middle East especially we saw a decrease in new orders as our customers there delayed investment decisions. At the same time, the Iraq war interfered with the logistics of sending and completing existing orders. With the end of the war, economic stability returned in the second half, albeit at a low level. In Europe we saw growth in most countries in 2003. However, strong price awareness and pressure to save in some – partly public – health care systems led to pressure on margins that had a corresponding effect on results.

Despite ongoing difficult conditions, the economic situation in Latin America brightened. This was also noticeable on the dialysis market. Revenue in Latin America exceeded our expectations with growth of 24% to $185 million, contributing the same 3% to total revenue as in 2002. Exchange rate fluctuations with the dollar were less severe than in the previous year, resulting in a currency adjusted increase of 30%.

We were able to book continuous growth in the Asia-Pacific region. The SARS crisis in Southeastern Asia at the start of 2003 had an insubstantial effect on our economic development there. A strategic shift in our sales and marketing activities in Asia-Pacific was the reason for lower growth when compared to a year earlier. In 2003, we began the switch from an external distribution network to our own sales force. Overall Asia-Pacific sales rose 10% to $296 million. With the exception of the Japanese Yen, exchange rate fluctuations of Asian currencies against the dollar were relatively small. The constant-currency revenue increase was 4%, contributing 5% of company revenue.

Revenue by Region
Total $ 5,528 million


Latin America **3%**
$185 million
North America **70%**
$3,855 million
Asia-Pacific **5%**
$296 million
Europe/Middel East/Africa **22%**
$1,192 million

As explained in the dialysis market description on page 36, Fresenius Medical Care is a vertically integrated dialysis company. Globally, we offer the full array of dialysis products as well as dialysis care in the form of high-quality treatments in dialysis centers. While dialysis care accounted for 89% of North American revenue, nearly the same as in the previous year and the biggest revenue contributor, dialysis products dominated in the International division. Dialysis products contributed 67% of revenue outside of North America, after a 69% in the previous year, proving we have strengthened our dialysis care efforts also outside North America.

Revenue Breakdown North America
$ in millions


3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,429
426
Dialysis Services
Dialysis Products

Revenue Breakdown International
$ in millions


1,400
1,200
1,000
800
600
400
200
0
1,123
550
Dialysis Services
Dialysis Products

Operating dialysis clinics is the core of dialysis care. At the end of 2003, our company maintained 1,560 dialysis centers, 5% more than a year earlier. By December 31, 2003, we had treated a total 119,250 patients in these clinics, an increase of 6% over a year earlier. The number of treatments rose 9% over the previous year to 17.8 million.

The dialysis care segment saw revenue increase 7% to $3.98 billion, comprising 72% of all revenue compared with 73% in 2002. At constant currency, dialysis care revenue grew 6%. Organic growth and acquisitions each accounted for 3 percentage points of growth.

In dialysis products, we were able to increase revenue 13% to $1.55 billion. Currency-adjusted, the increase was 3%. Dialysis product revenue including sales to our own clinics rose 14% to $2.03 billion. Currency-adjusted, the increase was 6%. Dialysis products contributed 28% of Fresenius Medical Care's overall revenue.

Earnings

Abbreviated Statement of Earnings

$ in millions	2003	2002[1]	Change
Net revenue	**5,528**	**5,084**	**9%**
Cost of revenue	3,699	3,428	8%
Gross profit	**1,829**	**1,656**	**10%**
in % of revenue	33.1	32.6	
Operating income	**757**	**695**	**9%**
Interest (net)	211	226	-7%
Earnings before income taxes	**546**	**469**	**16%**
Net income	**331**	**290**	**14%**

[1] 2002: Loss from early redemption of trust preferred securities reclassified from extraordinary loss into interest expense and income tax expense as a result of adoption of SFAS No. 145 (extraordinary loss of $ 20 million, $ 12 million net of taxes)

In 2003, gross profit rose 10% over the previous year to $1.83 billion, resulting in a gross profit margin of 33.1%. The gross profit margin in 2002 was 32.6%. Increases in the number of dialysis treatments, productivity in North America and international reimbursement increases contributed to this positive development. The improvement was partially offset by changes in the sales and marketing system in the Asia-Pacific region, price pressures in Germany and an increase in manufacturing costs as a result of a strong Euro.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) came in at $974 million, an increase of 8% over $906 million a year earlier.

Our operating margin rose 9% to $757 million.

Our operating income (Earnings Before Interest and Taxes – EBIT) rose 9% to $757 million. The EBIT margin of 13.7% remained unchanged over a year earlier. After a significant decline in the EBIT margin at the start of 2003, we were able to achieve a noticeable improvement by the end of the year. The operating margin in the first quarter was below the average margin for 2003 and was predominantly influenced by factors such as the crisis in the Middle East and Latin America's economic difficulties as well as additional price pressures in Central Europe, where new reimbursement structures in Germany created a difficult economic environment. As forecast, we were able to reverse this development in the course of the year, resulting in a fourth-quarter operating margin of 14.3%, well above the full-year average of 13.7%.

Fresenius Medical Care's net interest expenses were $211 million in 2003, 7% lower than the $226 million of a year earlier following the early redemption of Trust Preferred Securities in the first quarter of 2002.

Net income rose 14% to $331 million.

Net income last year rose to $331 million, a 14% increase over the $290 million in net income in 2002. In accordance with the US-GAAP Accounting Standard SFAS Nr. 145, the loss from the early redemption of Trust Preferred Securities in the first quarter of 2002 of $12 million after taxes ($20 million before taxes) had to be reclassified from extraordinary loss to interest expense and income tax expense. Excluding the redemption loss, net income for the full year of 2002 was $302 million. This meets our forecast of a percentage increase in the high-single-digit to low-double-digit region.

Earnings per Share

Earnings per share (EPS) were calculated in accordance with US-GAAP using the weighted average number of outstanding shares. Earnings per ordinary share are calculated by dividing net income minus preference dividends for preference shares by the weighted average number of outstanding shares during the fiscal year. In keeping with the articles of association of our company, preference shares receive a premium dividend of €0.06 per share over ordinary shares. Based on the average annual exchange rate of the Euro and the Dollar, this is equal to $0.07, resulting in a total preference dividend payment of $1.78 million to be subtracted from net income for determination of earnings per ordinary share. In 2003, an average of 96.2 million shares were outstanding, comprised of 70 million ordinary shares and approximately 26.2 million preference shares.

Based on 2003 net income of $331 million, earnings per ordinary share rose 14% to $3.42 after $3.00 in 2002. When accounting for the preference dividend of $0.07, we were able to increase earnings per preference share to $3.49 compared with $3.06 in 2002, also an increase of 14%.

Dividends

The dividend per ordinary share should increase from €0.94 to €1.02

Fresenius Medical Care once again follows an earnings-driven dividend policy in 2003. The Management Board and Supervisory Board propose an 8% increase in dividends to allow shareholders to participate in the company's positive development. The dividend per ordinary share would then increase to €1.02, after a dividend of €0.94 a year earlier, while the dividend per preference share would climb to €1.08, compared to €1.00 in 2002. The total dividend volume would be €99.7 million.

Investments and Acquisitions

In 2003, Fresenius Medical Care invested a net amount of $276 million, or 5% of the company's revenue. Capital expenditure rose at the end of the year as the company used high operating cash flow as an opportunity for an early lease buyout refinancing of $66 million for the Ogden, Utah production plant in North America. Excluding this one-time transaction, the company invested $210 million in 2003 and remained within the forecast capital expenditure figure of $220 million. In the year-earlier period, capital expenditure for tangible and intangible assets were $201 million (4% of revenue), $9 million less than in 2003. The majority of our capital expenditure, or $110 million, were used to upgrade and expand existing clinics. In addition to the early lease buyout $53 million was invested in expanding production facilities in existing plants in North America, Germany, France, Italy, Mexico and Turkey.

Capital Expenditure (net)
$ in millions


400
350
300
250
200
250
100
50
0
276[1]
201
2002
2003

[1] Including an early lease buyout refinancing of $66 million for the Ogden production plant in North America.

Capital expenditure excluding the early lease buyout were $210 million, with about 59% of that figure going to expanding capacity and 41% for maintenance of existing production sites and dialysis clinics. Excluding the early lease buyout, 53% of our investments in tangible and intangible assets were for dialysis care and 47% for dialysis products.

A regional breakdown of capital expenditure shows: About 62% of all capital expenditure in 2003 went to North America, our strongest region for revenue, compared to 49% a year earlier. The Asia-Pacific area received 5%, Europe 29% and Latin America the remaining 4%.

Capital Expenditure by Region (net)
Total $ 276 in million


Latin America
4%
North America
62%
Asia-Pacific
5%
Europe/Middel East/Africa
29%

Spending on acquisitions increased to $92 million in 2003 compared with $80 million in 2002. We followed our strategy of concentrating on a few, select purchases. Therefore we were in line with the forecast acquisition volume of about $100 million. The majority of the acquisitions were in dialysis care. Some 38% of the total volume was used to buy dialysis clinics in North America, 23% for dialysis centers in Europe.

Overall, $368 million was spent in 2003 for capital expenditures and acquisitions. Excluding the early lease buyout for parts of the Ogden, Utah production facility, the figure was $302 million. This figure is slightly above the $281 million invested in 2002 and fits our strategy of concentrating on our own strengths for organic growth.

Cash Flow

Abbreviated Statement of Cash Flow

$ in millions	**2003**	2002	Change
Cash at the beginning of the year	65	62	6%
Cash from operating activities	754	550	37%
Cash used in investing activities	(369)	(281)	31%
Cash from financing activities	(416)	(265)	57%
Effect of exchange rate changes on cash	14	–	
Cash at the end of the year	48	65	-26%
Free cash flow	478	349	37%

Operating Cash Flow
$ in millions


800
700
600
500
400
300
200
100
0
754
550
2002
2003

Operating cash flow increased 37% in 2003 to $754 million following operating cash flow of $550 million in the previous year. This renewed increase was able to fully finance the capital expenditures and acquisitions made in 2003. The positive operating cash flow growth was again marked by the optimization of accounts receivable collections. We reduced the days sales outstanding (DSO) in North America to 72 days by the end of 2003 from 81 days in 2002 and to 127 days at the end of 2003 outside North America from 137 days in 2002. Overall, the company reduced DSO by seven days to 89 days. An additional $132 million resulted from hedging currencies for internal financing transactions. A clear focus on organic growth and an improvement in managing working capital led to strong cash flow growth.

Days Sales Outstanding

in days	**2003**	2002	2001
	89	96	104

The outflow of funds for capital expenditure was $276 million. The resulting free cash flow before acquisitions and dividends rose 37% to $478 million, a new record in the history of our company. We spent $92 million for acquisitions and paid $108 million in dividends, resulting in a free cash flow after acquisitions and dividend payments of $278 million. This is a near 45% increase over a year earlier, setting yet another record in the company's history. This figure was used predominantly to pay off debt. Based on an increase in the value of the Euro against the Dollar, the liabilities denominated in Euros in the balance sheet were valued higher so that the net decrease of our financial liabilities was $133 million.

Assets


$ 6,780 million
$ 7,503 million
73%
71%
8%
14%
5%
6%
17%
6%
2002
2003
Non-current Assets
Other current Assets
Accounts receivable
Inventories

Equity and Liabilities


$ 6,780 million
$ 7,503 million
41%
43%
40%
38%
19%
19%
2002
2003
Shareholders' equity
Non-current liabilities
Current liabilities

Balance Sheet, Assets and Financial Situation

The company's total assets rose significantly over a year earlier, increasing 11% to $7.50 billion. Currency effects were half responsible for this gain as the Euro strengthened versus the Dollar. The currency valuation differences led to a $336 million increase in the company's total assets.

After an increase of 7% to $5.3 billion, non-current assets accounted for 71% of total assets. An increase in property, plant and equipment assets as well as goodwill are primarily responsible for the gain in non-current assets. Non-current assets include goodwill of $3.3 billion, with $2.14 billion of goodwill from the 1996 founding of Fresenius Medical Care. Property, plant and equipment assets rose 19% to $1.09 billion in 2003 as a result of currency effects and investments of $282 million. In addition to the early lease buyout of the Ogden product plant, the investments included equipping new clinics and modernizing existing clinics as well as maintaining and expanding production capacities in North America, Germany, France, Italy, Mexico and Turkey. An increase in working capital of 21% to $2.2 billion was the result of higher accounts receivable and an increase in inventories. Trade accounts receivable rose 34% to $1.23 billion, largely because of a reduction in the accounts receivable program (see also financial section on page 52, note 5). Inventories increased 19% to about $445 million, primarily because of an increase in finished goods (see also *financial section page 53, note 6).*

Shareholders' equity increased significantly, gaining 16% to $3.24 billion. This increase was chiefly due to an increase in retained earnings to $378 million (2002: $155 million) and a significantly lower negative effect of the other accumulated contributions (see financial section, page 35 and page 83) to the comprehensive income. Total liabilities rose 7% as of December 31, 2003 to $4.3 billion.

The equity to assets ratio improved 2% in 2003 to 43%, mainly due to the net profit achieved in 2003 minus dividends distributed for 2002.

Value Added Statement

$ in millions	2003		2002[1]	
Creation				
Company output	5,570	100%	5,114	100%
Materials and services purchased	(2,821)	51%	(2,638)	52%
Gross value added	2,749	49%	2,476	48%
Depreciation and amortization	(216)	4%	(211)	4%
Net value added	2,533	45%	2,265	44%
Distribution[2]				
Employees	1,756	69%	1,552	69%
Government	213	9%	183	8%
Lenders	231	9%	225	10%
Shareholders & minority interest holders	125	5%	103	4%
Earnings retention	208	8%	202	9%
Net value added	**2,533**	**100%**	**2,265**	**100%**

[1] Loss from early redemption of trust preferred securities reclassified from extraordinary loss into interest expense and income tax expense as a result of adoption of SFAS No. 145 (extraordinary loss of $ 20 million, $ 12 million net of taxes)
[2] Assuming that the proposal for the allocation of profits for 2003 is accepted.

Employees

Future-oriented thinking and action signify the high performance level of our employees while forming a significant basis for the realization of our company goals. The support and motivation of employees is a critical part of personnel development at Fresenius Medical Care.

In Asia, one of the most dynamic growth regions, we showed above-average personnel growth.

In the past fiscal year, the number of employees rose 5% to around 41,100. Personnel growth in 2003 proved less dynamic than in 2002, with two factors playing a significant role: the company's focus on organic growth and mixed business development in individual regions. The increase in employee numbers in Europe, North America and Latin America was marked chiefly by the expansion of existing production sites. In comparison, the recruitment of new employees became a focus in Asia, the fast growing region, to meet expansion goals there. A strong increase in staff also came from the takeover of the former Fresenius Hemocare's adsorber business.

Employees
Full-time equivalents


1999
2000
2001
2002
2003
29,318
33,316
37,331
39,264
41,097
0
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000

Human resources efforts were focused according to the developments shown above: less emphasis was placed on winning employees from the external job market while more was placed on consolidating existing organizational structures and on motivating and educating our colleagues.

We have developed the "Human Resources Tool Box" to help our domestic and foreign leadership shape consistent human resources processes according to our high quality standards. It uses cases from practical experience to provide tools and methods to improve daily human resources activities. The focus is on personnel selection and development since they play a definitive role in the identification, advancement and commitment of qualified employees to the company. In the past year, we began introducing the "Human Resources Tool Box" in selected countries (Switzerland, Austria, Hungary and Poland, for example).

Employees by Region

Full-time equivalents	**2003**	2002	Change
North America	26,953	26,489	2%
Europe	9,181	8,163	12%
Rest of the world	4,963	4,612	8%
Total	**41,097**	**39,264**	**5%**

One of our main focuses was further joining the human resource department to Fresenius Medical Care's "Integrated Management System". Therefore the department was linked to this with the help of an external certifying body. As part of this move, all personnel activities were mapped and described, operational procedures and materials were simplified and criteria to measure the quality of personnel work, such as internal employee satisfaction, were defined. Human resources departments internationally have access to these standards for support in shaping and introducing them to their individual countries.

Standardized employee surveys on optimization opportunities in each business unit have strengthened performance as much as continuous internal and external training and education. A cooperation with French business school INSEAD was refreshed in 2003 with new training concepts and will be continued in 2004. Here, leading international managers from various divisions meet in Fontainebleau for a strategic leadership seminar.

Employees by Sector
Full-time equivalents


Dialysis Services **72%**
29,774
Dialysis Products **28%**
11,323

Apprenticeship creates the future: 25 subject areas ensure 280 qualified junior employees.

The Fresenius Group kept the number of trainees in Germany at the same level, training 282 young adults in 25 different subject areas. This exceeded our own needs but allows us to make a significant contribution considering the current job market. We have established a new business computer specialist training program together with the university of cooperative education in Mannheim to fill the gap between business administration and information technologies. In an ideal way, this supplements our palette of multi-disciplinary training programs, which are configured to meet changing demands.

As in the previous year, a deficit of qualified personnel – not limited to academic personnel – grew. Fresenius Medical Care reacted to the situation by supporting the advancement of employees while intensifying our efforts to position the company as an attractive employer, for example, for engineers or nursing staff in dialysis centers. We have positioned ourselves positively to thwart the current trend with the expansion of our Internet presence and an innovative and image-enhancing employment ad campaign for the entire company. In addition, contact with selected colleges and universities including everything from conventions, internships and education support to group-specific publications was continued.

Profit Sharing and Stock Option Program

Fresenius Medical Care's success is based on the high motivation of the company's employees. For this reason, all German employees not in upper management once again received a bonus of € 1,050 in 2003, 2/3 of which was given in preferred shares. Employees could choose whether to take the remaining third in cash or to buy additional shares. Nearly half of the qualified employees chose to purchase more shares, showing their faith in, and confirming their identification with, Fresenius Medical Care.

The "2001 International Stock Incentive Plan," which was introduced in 2001 to offer convertible bonds, was continued for upper management in 2003. The plan is used worldwide to increase managements' identification with and focus on creating and implementing corporate goals. For further information about the Stock Option Program please refer to page 67 of the financial section of this annual report.

R&D Expenditure
$ in millions


60
50
40
30
20
10
0
50
47
2002
2003

Research & Development

Innovation for a better life – that's what Fresenius Medical Care is all about. The continuous development and improvement of dialysis therapies and products, as well as other extracorporeal treatments, is a constant part of our strategy, and a key activity of our more than 250 R&D employees (Full-time equivalents). And with good reason: innovation secures and improves our patients' quality of life and, therefore, our company's future.

Our research and development activities are already focused on the further development of dialyzers, which keeps us active in the field of membrane technologies. By improving the technical spinning methods used in fiber production, we hope to increase the filtering abilities of existing dialyzer membranes. In addition, we continuously test the filtering abilities and biocompatibility of new and improved materials to determine if they are suited for use in dialyzers.

Groundbreaking products and technologies ensure our lead in innovation.

Additional emphasis is placed on the development and improvement of hemodialysis machines. As explained in the "Dialysis Market" section on page 36, access to renal replacement therapy differs from country to country. Varying infrastructures play a significant role here and must be taken into account by dialysis equipment makers. Designing flexible machines is important to be able to accommodate, for example, different water or electricity systems and ensure a consistent treatment quality.

In the past 10 to 15 years, hemodialysis machines have evolved into highly complex, technical systems. Though they have a complexity comparable to that of a modern medium-sized car, the machines have a very high degree of dependability and flexibility. The machines offer many important advantages, including treatment with highly effective procedures in relatively short treatment times. The increasingly complex medical demands of the expanding patient population can be met with new treatment concepts. However, the constant improvement in treatment quality stands in contrast to the equally steep capital expenditure required for machines, and the ongoing expenses of single-use items such as dialyzers. Operating costs also cannot be ignored along with the costs of consumables including dialysis concentrates.

The focus of our innovation: a person's well-being.

Yet, alongside these complex, flexible and powerful machines, we see increasing demand for systems that deliver high quality, dialysis care with streamlined costs. Fresenius Medical Care identified this demand early and is constantly developing new and expanded treatment systems. Our systems are based on a common global technology platform that can be expanded with innovative modular accessories.

At the beginning of every research and development project, we focus our attention on one fundamental aspect: the person. Our goal is not just to integrate modern technology into dialysis but rather to use technology to achieve concrete improvements in the entire treatment environment. Treatment quality and efficiency, increased patient safety, a reduction in typical dialysis side effects and a minimization in the work load of care personnel are key focal points.

Dialysis – just like every other process where blood is treated in an extracorporeal system outside the patient – carries with it a number of risks. Cases involving the simple technical failure of a machine are rare. Analysis shows that the majority of life-threatening cases are the result of human error, such as improperly operating a machine. In such cases, a sophisticated technological solution can significantly improve patient safety, especially through customized user interfaces, use of new monitoring algorithms and improved and expanded sensor technologies. We dedicate a significant portion of our research and development activities on designing and testing safety systems to further minimize the remaining risks of dialysis.

Best-possible dialysis treatments are guided by innovative feedback techniques.

So-called feedback techniques are a further technological innovation from which patients can directly benefit. The concept was introduced by Fresenius Medical Care under the name "Physiological Dialysis" and offers a variety of additional therapy options that can automatically customize a routine dialysis treatment to a patient's individual physiological demands. Human physiology is an exceptionally dynamic system with various controlling mechanisms that allow the body to be extremely adaptable and exhibit impressive endurance. As much as these traits are useful day-to-day, they can also sometimes impede treatment for dialysis patients. The strong physiological reactions an organism uses to adjust to the complete spectrum of internal and external influences fluctuate very quickly and often independently. Since each treatment is a massive intrusion into the body's equilibrium, it can greatly affect dialysis patients. The illness-related reduction of many of the so-called "autonomous" controlling functions, which can be seen in many dialysis patients, increases these effects.

As a result, a large number of dialysis-related side effects, such as headaches, cramps, nausea and drops in blood pressure, are the result of specific dialysis procedures that are routine for a patient but can lead to complications during individual treatments. Because a comprehensive, non-stop observation of individual patients by care personnel – which could identify problems and adjust treatments accordingly – is not possible, we developed the "physiological dialysis" concept.

Sensors continually collect data during treatment from blood as well as the dialyzer fluid system. Specific changes within a patient can be immediately identified and their reaction to the ongoing treatment evaluated. The data can be used to automatically adjust certain treatment parameters, such as dialysate mixture and temperature or fluid removal, to prohibit or minimize side effects. Clinical experience shows that side effects can be reduced by 30% to 50%. In addition to the advantages for a patient's health, the results also have economic benefits since complications often require cost-intensive medical assistance.

The technology used in closed-loop control systems reduces the workload of time-intensive monitoring procedures and increases safety.

The introduction of "closed-loop control systems" would not have been possible without modern technology. As part of his responsibilities, a doctor traditionally prescribes all important treatment parameters and a dialysis machine simply implements them. The use of a closed-loop system, however, means at least some of these medical decisions are handed to a technical system that is usually comprised of a microcomputer, various sensors and the appropriate operating procedures. Designing the add-on module is a special challenge since it would take over safety-related responsibilities. Regardless of the conditions, it must guarantee that errors and technical failures in a control system do not harm a patient. Fresenius Medical Care can now look to an array of patented technical solutions and algorithms.

"Physiological Dialysis" is a groundbreaking system that we continue to develop. The clinical use of closed-loop control systems in past years has allowed us to significantly expand our knowledge of basic physiological processes during dialysis. Integrating this new knowledge into the functions of new and existing products is a key part of Fresenius Medical Care's research activities.

Research and development last year also focused on extracorporeal procedures for liver disease therapies, including the development of a Bioreactor (bioartificial liver). This allows patients with acute or chronic liver failure to survive over longer periods until a donor organ can be found for a transplant, or until the liver is regenerated enough to once again take over life-sustaining duties. To produce Bioreactors, we are exploiting our broad experience in processing of synthetic materials in hemodialysis since it requires similar technologies. A continuous supply of living human liver cells is indispensable for the function and use of bioartificial livers. To meet this demand, we are working together with well-known European universities to develop cryopreservation techniques for human liver cells that should allow long-term preservation of useful cells through freezing. Cells preserved in this manner could then be used in bioreactors when needed. The advantage of this new Bioreactor would be a three-dimensional alignment of liver cells that allows them to receive an optimal supply of nutrients. This allows each cell, and therefore the bioartificial liver, to function optimally. The bioreactor can be coupled with other detoxifying processes, such as a Prometheus system, in an extracorporeal system. The start of additional clinical studies to determine the effectiveness and potential uses for bioartificial livers are planned for 2005.


1000 ml/h
Dialysate
1000 ml/h
s pressure
too low
limits
[START/RESET] key
select „?"

The simple and safe use of modern technology is a decisive factor in the success of dialysis treatments.

In 2003 we completed various studies that looked at the tolerance of our products when used in dialysis treatments, including a battery of tests of our peritoneal dialysis solution named balance. The solution comes in a double-chambered bag that separates the electrolyte-rich glucose solution from the buffer solution. This significantly reduces the amount of glucose by-products during heat sterilization and provides a ready-to-use solution with a neutral pH. Both are key factors in the peritoneal dialysis solution's tolerance. Within the scope of the European study of balance the solution's effect on the peritoneum was investigated. The peritoneum is used in peritoneal dialysis as a natural dialysis membrane. The open, controlled and randomized study took place in 22 European clinics in 11 countries. When treated with balance, patients showed a three- to four-fold increase in CA125, an indicator of the number of peritoneal mesothelial cells. An increase in the value of this number is related to an improvement in the structure of the peritoneal dialysis membrane. When the patients then returned to the use of a conventional solution within the study, the CA125 values fell to their original levels. Balance's potential positive effects on the peritoneum as well as an improved biocompatibility were also being investigated. Balance also demonstrated good effectiveness and tolerance in patients. It protects the peritoneum at an early stage, which could help delay long-term detrimental changes that result from acidic pH-values and toxins released during glucose degradation.

Purchasing

Efficient purchasing makes a significant contribution to the profitability of a company. Ensuring the high quality and safety of materials and semi-finished goods purchased is just as important as negotiating the best price and conditions. Our high standards require us to use only top quality materials for manufacturing products for the best-possible therapies.

The Purchasing Consulting Center (PCC) plays a key role by coordinating and overseeing the international purchasing process. The PCC links similar orders, signs broad master agreements and negotiates price and delivery conditions. In addition, it organizes purchasing for our production sites and carries out extensive quality and safety checks on acquired products. To quickly react to changing market conditions, the PCC constantly analyzes market developments, and it works closely with suppliers to guarantee an uninterrupted supply of materials produced to the highest quality standards. This department is also responsible for the acquisition of energy, packing materials and other consumable supplies.

Multiple-year contracts ensure price stability for raw goods and materials.

Multiple-year contracts are just one example of the PCC's cost optimization activities. A five-year agreement gave us price stability for Polysulfone, one of our most important raw materials. Polysulfone is used in the production of dialyzer fibers. We have also been able to save on energy costs by effectively analyzing the market and avoiding a near 30% price increase levied by utilities. A price competition between makers of polycarbonate, which are used in dialyzer housings, has also reduced our price for the plastic to below 2002 levels. Costs for carton materials have been kept constant with a three-year contract.

Electronic information systems play an increasingly important role in effective purchasing management. Our purchasing information system includes a global database of contracts that aids in providing worldwide procurement information more quickly and accurately. In 2003, the PCC paid particular attention to e-procurement, or Internet-assisted purchasing, and integrated the new technology into existing procurement activities. Without sacrificing quality, we reduced purchasing costs by taking part in Internet-based auctions. Significant savings were also realized in logistics using the purchasing information system's logistics market, which selects the most inexpensive delivery service and shortest delivery time in a specific country. This system allows us to add transparency to our terms and conditions and realize further savings in logistics.

Quality and Environmental Management

As a global leader in the dialysis market, we strive to offer our patients the best possible treatments with cutting edge technology. We also adhere to strict quality management guidelines in both our dialysis clinics and production sites. In the past year, we continued to optimize the quality of our products and treatments through rigorous testing and improvements in manufacturing and treatment procedures. As a result, we have seen a reduction in rejection rates, better utilization of labor in manufacturing and fewer customer complaints.

This is the result of our Integrated Quality Management System (IMS), which we introduced to our production sites and many dialysis clinics in 2002. The IMS takes into account legal and normative guidelines for our products and services, and is based on existing company procedures. It meets and connects the requirements of ISO 9001:2000, for quality management systems, and ISO 14001:1996, for environmental management systems. Opportunities for improvement are better identified and implemented using this system.

As part of our quality and environmental management last year, independent institutions conducted audits according to EN ISO 9001 on various Fresenius Medical Care facilities. The compliance of our pharmaceutical products with ISO 13485 was again certified by external notified bodies. Overall, these reviews once again confirmed the effectiveness of our quality and environmental management systems.

Eastern Europe was a focal point for the expanded introduction of our IMS.

At the forefront of our activities last year was the further implementation of IMS in Eastern European dialysis clinics as well as in newly acquired companies. Our dialysis clinics in the Czech Republic, among others, successfully completed external certification according to ISO 9001:2000 and ISO 14001:1996. The company-wide system was also introduced to Swedish Dicamed, a newly acquired dialysis products distributor, as well as to former Fresenius HemoCare's therapeutic apheresis division. To smooth the introduction to other Fresenius Medical Care units, we are preparing guidelines for future implementation. Workshops for all employees that come in contact with IMS as well as further training for auditors complement our activities in this area.

In 2003, we expanded IMS to include additional divisions of the company. Together with the human resources department, we developed the "Human Resources Tool Box". (More information on this subject can be found in the "Employees" section, page 49). Overall we are now in a better position to recognize and inform management of risks and quality lapses, further reducing risks for the company and shareholders.

Some of our medical equipment required new certification after ISO 13485:2003 was updated last year. Our North American sites in Ogden (Utah), Walnut Creek (California) and Reynosa (Mexico) successfully completed the certification process. The effectiveness of our quality assurance methods were proven last year when three American production sites successfully withstood inspection by the Food and Drug Administration. In addition, in Japan we introduced an improved system to handle complaints, thereby responding more quickly and effectively to customer demands.

To gain regulatory approval, medical products must meet a number of national and international requirements. This is one of quality management's main responsibilities. It coordinates and optimizes our efforts and expedites the approval process for our products, allowing a quicker market introduction. Among the approvals granted in 2003, we received a broadened approval to market a new generation of dialysis solutions from the multiBic and bicaVera brands. In addition, we won the first-ever approval for the stay•safe peritoneal dialysis system as well as for a new generation of dialyzers in the North American market. We coordinated with Canadian authorities in 2003 to ensure our European-produced products met new national guidelines.

Along with ensuring the high quality standards of our products and services, guarding the environment and resources are also a key part of integrated quality management. Our IMS adheres to the environmental management system standards defined in ISO 14001:1996. It applies to dialysis products as well as dialysis services and is integrated into our regular operations. We set environmental protection goals for every phase our products pass through – from development to disposal – and follow up to ensure the goals are met.

Another success story of the comprehensive implementation of IMS can be seen in our Belarussian plant in Frebor, where we gained, for the first time, ISO 14001 certification from external auditors.

Logistical improvements last year added to our environmental protection measures. By adding central storage capacity, we eliminated the need to transport peritoneal dialysis products made in St. Wendel to a warehouse in Gernsheim. This move saved the equivalent of 600 truckloads and approximately 90,000 shipping kilometers. We continued to expand our trucks fleet in 2003 to include two-story trailers, which can transport more than trailers with a single cargo area. Twelve of these trailers are already in the fleet, saving some 750,000 shipping kilometers and more than a quarter million liters of diesel last year.

Our commitment calls for the ecological use of production facilities. We significantly reduced electricity use at the St. Wendel plant by using a new welding technique in the production of peritoneal dialysis solutions. In addition, at our Schweinfurt dialysis machine plant, we included environmental topics in the list of requirements for suppliers.

With the introduction this year of a new reverse osmosis water purification system at our Ogden, Utah plant, we will increase the efficiency of water preparation by 25% while reducing energy use by a quarter. Pure water, which is prepared in reverse osmosis units, is a key component in the production of dialyzers.

Practicing local sustainability: We specifically tailor resource-saving measures to our locations.

Protecting the environment is not just a topic for our production sites, but also for Fresenius Medical Care's dialysis centers. Each site defines a local environmental protection goal to focus on each year. The best opportunity to protect the environment and save costs is to be identified and implemented locally. For example, while in Hungary the use of fresh water was reduced, our Italian and British clinics focused on cutting waste disposal costs. In France, lowering energy use was the main environmental protection goal with the average use of other European dialysis centers serving as both a comparison and target.

In 2003 in the Czech Republic, Slovenia and Turkey, we introduced our reporting procedures for environmental factors such as electricity, water usage and waste disposal. Our dialysis centers in these countries are now able to see where they can improve by comparing data and take the necessary resource-saving steps.

By joining the Saar environmental pact, we are underscoring our commitment to the joint protection of the environment.

The United Nations conference on environment and development in Rio de Janeiro in 1992 established a model for sustainable development and started a process that is now affecting national and international environmental politics. Sustainability requires new types of development that are ecologically, economically and socially sound over the long term. This requires new tools in the relationship between public and private groups that go further than previous joint projects or cooperations. Industry has now taken center stage. In acknowledgement of this responsibility, we joined the Saar environmental pact since St. Wendel, our biggest European manufacturing site, is in the German state of Saarland.

The environmental pact relies on volunteerism, responsibility and cooperation to increase protection of the environment. Partners agree to voluntary environmental protection measures in a contract-like agreement between the state government and local industry. The pact covers all relevant topics from saving natural resources and climate protection to mobility and environmental management. The agreement is not limited to a specific sector, defines concrete industrial contributions and measures and goes beyond existing legal requirements.

Compliance Program

The global compliance program of Fresenius Medical Care is another important element of our comprehensive quality management. By "compliance," we mean voluntarily adhering to company fundamentals which are based on ethical and legal guidelines. The most important component of a compliance program is a corporate code of conduct that puts in writing a company's quality standards. In this document, the company agrees to principles of professionalism, sincerity and integrity in its professional relationships with patients, customers, suppliers, government agencies, employees, shareholders and the general public.

The global introduction of our Compliance Program will be completed in 2004.

The Compliance Program was developed in the U.S. at the end of the 1990s and is seen as a leader in our industry. In 2000, we voluntarily began implementing the program in our other business regions including Asia-Pacific, Europe, the Middle East and Latin America. Once the introduction was completed in Asia-Pacific in 2002, we last year began integrating the Compliance Program into our divisions in Latin America as well as into most of our European subsidiaries. The complete introduction of the program around the globe should be completed in 2004.

In every country where our company has subsidiaries or facilities, employees trained as compliance officers will be introduced along with the program. The compliance officers take both advisory and hands-on approaches to support management and employees during the changeover. In this special role, the employees are independent from their superiors and are tied into a separate reporting system. The compliance officers train all employees of our company – regardless of position or responsibility – according to a unified training program that follows our compliance fundamentals, whether in Argentina, Germany or Japan. During this training, the Compliance Program is presented, employees are informed of the laws and regulations that apply to our activities and the corporate code of conduct is discussed. New employees must attend compliance training within a certain period of time after beginning their employment. In addition, every employee around the world receives a copy of the code of conduct translated into their native language.

The Compliance Program and its binding ethical and legal quality standards create standardized guidelines for the management of our subsidiaries, as well as for all employees of Fresenius Medical Care, to achieve our company goals. In addition, it supports us as a quality assurance program and acts as an active risk-management and prevention system in keeping with our Corporate Governance fundamentals. These commitments include the Sarbanes-Oxley Act, the German corporate governance code, the corporate governance code of the New York Stock Exchange and the listing requirements of the Frankfurt stock exchange. (see also the chapter "Our Shares" on page 20)

Risk Management

With worldwide activities, Fresenius Medical Care Group is naturally exposed to a variety of risks, and the active management of the business is directly related to these challenges. Managing these risks allows us to exploit related opportunities while both our technical experience and market knowledge form a solid basis to evaluate risks reliably. As provider of often life-saving products and therapies we are less dependent on economic cycles.

Risks are an unavoidable aspect of every business process. Risk-management minimizes potential negative impacts.

Fresenius Medical Care sees risk management as a means of determining, analyzing and managing new developments. Our broad risk management system is an important component of company management and allows us to make changes when necessary. It enables management to identify and eliminate existential threats and threats to growth at an early stage, minimizing unfavorable impacts as early as possible.

Regional monitoring systems form the backbone of the risk management system, identifying all branch and market specific risks inherent to the business. Status reports are presented to the Managing Board by the responsible risk managers twice a year. In addition, the Board is informed immediately and directly of any new identified risks. The main economic factors affecting the group's markets are carefully observed and analyzed. As well as assessing political, legal and economic data, particular attention is paid to evaluating country specific risks.

The system is supported by a group-wide financial controlling and management information system. Detailed financial reports provide monthly and quarterly data as well as an analysis of assets and liabilities, highlighting deviations from budgets and forecasts.

Due to our listing at the New York Stock Exchange, we comply with the Sarbanes-Oxley Act, an American law aimed at improving corporate accounting and financial control. As a consequence, a project team documents and assesses our group-wide internal controls to ensure our accounting is in compliance with all valid laws and regulations. As with all our business processes, the risk management system is continuously updated to identify and react to risks at an early stage.

As part of the 2003 financial audit, the functionality and effectiveness of the risk management system was included in the review, in keeping with legal requirements. At year-end, no specific issues affecting the Group's general business, internal organization or external environment were identified.

Risk areas

The main risk areas for the business activities of the Fresenius Medical Care Group are as follows:

Risks due to economic conditions

The risk situation for the individual business segments depends only indirectly on the economic development of their corresponding markets. Our international business is influenced by fluctuations in foreign currency exchange rates. For this reason, the political, legal and financial environments are carefully observed and assessed, as well as the development of the global economy. Furthermore, the international strategy of the Fresenius Medical Care Group make it essential for us to keep a close eye on country-specific risks. Latin America was once again closely monitored in 2003 because of ongoing economic uncertainties there. An example for pro-active risk management is that despite the difficult economic situation in Latin America in recent years we have been able to further expand our market position. For details, please refer to the Latin American section of the "Global Activities" chapter and in "Economic Environment" on pages 93 and 34, respectively.

Risks related to the general economic environment

From today's point of view, the global economy presents no substantial danger to the Fresenius Medical Care Group. For 2004, we expect an overall slight economic recovery. We also anticipate a continued positive development in demand, especially as a result of the sustained positive economic prospects for the Asia-Pacific region.

Risks in the health care sector

Risks related to changes in health care market conditions are of major importance for the Fresenius Medical Care Group. The main risks are the development of new products and therapies by competitors, the financing of health care systems and reimbursement in the health care sector.

Because we operate in a strictly regulated environment, changes in the law, such as those relating to reimbursement, can have a major economic and strategic impact on the Group. This is especially true in the United States, which is responsible for a large portion of our sales and where changes in the reimbursement system could have a significant impact on our business (see also the chapter "Global Activities" on page 72). Accordingly, we not only monitor but also work cooperatively with public health authorities in the planning and implementation of regulatory activities.

A core component of risk management is taking up the latest in research and development at an early stage.

Close relationships with the medical and scientific communities enable us to identify and capitalize early on technological innovation. This involvement also provides us with an up-to-date understanding of alternative treatment methods and enables us to evaluate and adjust our corporate strategy. Consequently, we continuously analyze trends and review improvements in research and development projects. The development of new and innovative products remains a decisive factor in the dialysis market for the foreseeable future.

Operating risks

Production, products and services. We confront potential risks in products and services using the following pro-active and quality-securing measures:

Compliance with product and production regulations is ensured by quality management systems in accordance with ISO 9001, ISO 9002, as well as the application of internal standards as defined by our quality and work procedure manuals. Regular audits are carried out by quality management managers at each of the Group's sites and dialysis clinics to test compliance with all regulations in everything from the management and administration of clinical activities to patient satisfaction.

Ensuring the quality of medical products and services is a matter of life for patients.

Production is organized based on the "Good Manufacturing Practice" (GMP) guideline or other recognized national and international standards. In addition, the "Quality Management and Compliance Programs" document and ensure that business is performed in line with high ethical standards, and in accordance with guidelines established by regulators. These programs are monitored by internal, well-trained Compliance Auditors. Potential risks due to the operation of new production sites or usage of new technologies are minimized through careful project planning and regular analysis and review of a project's status.

Performing medical procedures on patients at our dialysis clinics presents inherent risks; operational risks can arise from a high demand for hygiene and sterile conditions. We counteract these risks by using strict operating procedures, continuous personal training and patient-oriented methods. In addition, we linked our existing innovation and clinical management in our Integrated Management System (IMS). As a consequence, quality flaws and risks can be detected and communicated to senior management much faster and solutions can be initiated immediately.

We closely monitor a market driven dependence on major suppliers or customers and try to avoid those. It is our strategy to establish a main and substitute source for every product or raw material we procure. Where this is not possible, we minimize risk by entering long-term contracts.

Research and development. The danger of failing to realize a goal is an inherent risk in developing products and therapies. Comprehensive, cost-intensive pre-clinical and clinical studies are necessary for regulatory approval of a new product.

Target-oriented project management minimizes investment risks in research and development.

We counteract risks from research and development projects by regularly analyzing and assessing development trends and examining the progress of research projects. We also ensure strict compliance with legal regulations governing clinical and chemical-pharmaceutical research and development.

Other risks. Risks arising from acquisitions and capital expenditures are identified ahead of time by performing careful and in-depth project reviews with the help of external and internal professionals. Other risks, such as in information technology systems or in human resources marketing, are not considered significant because of measures taken to limit risks. Risks resulting from a lack of qualified personnel are reduced by comprehensive recruiting and training programs. For more information, please refer to our "Employees" section on page 49.

Legal risks

Risks associated with litigation are constantly identified, assessed and communicated within our organization. Fresenius Medical Care Group is involved in various lawsuits resulting from business operations and, although it is not possible to predict the outcome of these disputes, none are expected to have a significant adverse impact on the financial position or the results of the Group. For details please refer to note 19 of the consolidated financial statements.



Our patients' quality of life depends on the use of high quality raw and intermidiate materials.

Financial risks

We actively manage interest rate and foreign currency exposure centrally using strategies defined in close coordination with the Management Board. Guidelines have been established for the various steps in the risk-management process. They assign accountability for the determination of exposures, the application of financial instruments for hedging purposes and reporting routines. The use of derivative instruments is restricted to the hedging of exposures which arise in the ordinary course of our business, i.e. transactions for the purpose of trading or speculation are not allowed. All transactions are concluded with highly rated financial institutions as approved by the Management Board.

We pay interest on a floating basis on a considerable portion of total debt, exposing us to the risk of rising short-term money market rates. This exposure has always been actively managed by means of various interest rate hedging instruments. The aggregate nominal value of the respective hedge contracts was $950 million as of December 31, 2003. These swap agreements fix the dollar interest rates for the variable-rate borrowings at 5.45%. The contracts expire on various dates up to December 2009.

Foreign currency transactions are created primarily by inter-company financings and by the management of exposures from intra-group sales and purchases between companies in different countries that report in different currencies. Sales from Germany to international subsidiaries are a typical source of transaction exposure. The aggregate nominal value of foreign currency contracts as of December 31, 2003 was $1.22 billion, primarily for hedging euro exposure to the U.S. dollar and various other currencies.

Accounting

Our internal control system ensures compliance with valid accounting standards. This system is based on automated and manual checks, a separation of functions and the use of guidelines and operational mandates. Keeping abreast of changes in accounting standards as well as the training of persons responsible for the creation of financial information are an integral part of the system.

Overall risk

Entrepreneurial success is based on prudent management of all essential risk areas.

At the present time there are no substantial risks wich have been identified that could lead to lasting and material damage to the net assets, the financial position or the results of the Fresenius Medical Care Group. Our organizational structures have been designed to alert us when potential risks arise.

Business since Beginning of 2004

Economic and Business Environment

Since the beginning of 2004, there has been no fundamental change in the economic and business environment in our area of activity.

Dialysis is a medically indispensable and life-saving treatment for acute or chronic kidney failure. With the exception of a kidney transplant, no direct treatment alternative exists for dialysis therapy. This means our company is active in a market that, unlike many other industrial segments, is largely unaffected by economic fluctuations, which is reflected in our stable revenue and earnings. Our vertical integration, including a balance of dialysis products and services, coupled with continuous patient number growth leads to this stability, even in economically difficult times. Our corporation cannot, however, completely free itself from the effects of long-term global economic downturns.

As this annual report goes to press, our expectations fundamentally match the current development of our business. No major changes in structure, administration, legal form or personnel are planned in our company that could lead to a significant impairment of our assets, earnings or financial situation.

Changes in the management and supervisory boards

Rice Powell and Mats Wahlstrom were appointed to the Management Board of Fresenius Medical Care retroactively to January 1, 2004. Both will be responsible for the North American market with Rice Powell overseeing dialysis products and Mats Wahlstrom dialysis care. Rainer Runte, who joined the Management Board in 2002 as a deputy member, has been appointed as a full member of the Management Board responsible for Law and Compliance worldwide. Dr. Ben Lipps was reconfirmed as Chairman of the Management Board and Chief Executive Officer of Fresenius Medical Care.

Dr. Ulf M. Schneider was appointed to the Supervisory Board effective February 23, 2004.

Dr. Ben Lipps was appointed to the Management Board of Fresenius AG on March 16, 2004.

No additional significant events took place between the closing date of December 31, 2003 and the annual report's printing date of March 20, 2004.

Outlook 2004

Global economy

Signs of an upswing in global economies should emerge when weighing both positive and negative economic factors.

In 2004, global economies should see a general recovery. An array of economic policy reforms have been put in place and are being developed to support a sustainable economic upswing. As part of these measures, disparities in the economies of the United States, the European Union and Japan should equalize, though a further appreciation of the Japanese Yen could dampen the country's competitiveness. In Europe, economic recovery should become increasingly dynamic, spurred on by strong foreign demand for exports. This should then lead to a lasting increase in domestic demand. Positive earnings and sales forecasts coupled with consistently low interest rates could also lead to an increase in corporate investment in the United States and Europe.

Some of the factors that might negatively influence a worldwide recovery include the still-needed structural reforms in the Japanese banking sector, which has a dampening effect on the financing of private institutions, as well as the high trade balance and budget deficits of the United States. The latter could lead to an interest rate hike to fulfill governmental monetary needs and slow economic recovery. The risks of the Iraq conflict and their resulting financial stresses hold additional unknowns. A basic economic or political shift in the U.S., however, is not expected before the presidential election in the fall of 2004.



The number of dialysis patients will increase in 2004 as well. We expect a growth of 5-7%.

Dialysis market

As in the previous year, we are expecting growth in patient numbers of between five and seven percent, with considerable fluctuations in regional figures. Our growth expectations for developing countries are significantly higher than in more mature markets.

Worldwide, hemodialysis is the preferred treatment, accounting for nearly 90% of all dialysis therapy. We expect this trend to continue in 2004. As in past years, a limited number of donor organs coupled with an increase in patient numbers will also lead to longer transplant waiting lists.

In the mid- to long-term we see a number of opportunities and challenges for a dialysis company active on local, regional and global markets. In addition to the growth opportunities presented by the increasing privatization of the health care sector, the introduction of new reimbursement systems, such as the so-called Disease State Management program, will play a key role.

Revenue

We expect revenue growth in the mid-single digit range for 2004 at constant currency. We expect higher revenue growth in emerging regions of our international activities in comparison to our North American activities.

Net income

For 2004, we are striving for a percentage increase in net income in the high single-digit or low double-digit range. The forecast takes into account all eventualities known at the time of publication that could influence our business activities in 2004. The existing and developing political and economic uncertainties in Latin America, the situation in some Asian markets and the consistent pricing pressures in certain European countries could especially negatively influence full-year results. As in the previous year, we will do our best to meet and, when possible beat, this target in 2004.

Dividends

For the seventh year in a row since the founding of our company, we will propose an increase of the dividend for our shareholders.

Since the founding of Fresenius Medical Care in 1996, we have followed an earnings-driven dividend policy and have been able to increase dividends seven times in a row. We again expect to pay an appropriate dividend to our shareholders in 2004 to allow them to take part in the company's development.

Investments and acquisitions

Capital expenditure are projected to be about $250 million in 2004. As in past years, the funds will be primarily used to modernize existing dialysis clinics and to open new clinics. We will also continue to invest in expanding and maintaining our global network of production sites. Expenditure for acquisitions likely will remain at the same level of previous years, or about $100 million. This figure most likely will be divided evenly between our main North American market and other business regions.

Financing

An important long-term goal beyond the year 2004 is to achieve a Debt/EBITDA ratio of less than 2.5. This ratio compares the debt of our company to our Earnings before Interest, Tax, Depreciation and Amortization. At the end of 2003, the Debt/EBITDA ratio was 2.76 after 3.09 at the end of the previous year. Barring the appearance of unforeseen events, we expect to reach a Debt/EBITDA ratio of 2.5 in 2005 to reach one requirement to win investment-grade status from leading ratings agencies.

Employees

At the current time, we see a slight increase in employee numbers in most of our business regions and expect to employ around 42,000 employees by the end of the year. We also hope to once again train a high number of young people in 2004.

Research and development

Expanded therapy concepts as well as the further development of dialysis membranes are the focus of our research.

The research and development of new technologies, products and treatments are long-term projects. Therefore we are planning investments in this area of between $50 to $55 million in 2004, slightly above the figure for 2003. The emphasis in this area will continue to lie in the development of dialysis membranes as well as additional dialysis products and machines. This will improve biocompatibility, resulting in improvements in our patients' quality of life. Software development as well as extracorporeal procedures, such as therapies for liver diseases, will also play a role in our research and development activities. The number of Research and Development employees should remain largely unchanged at about 250 (Full-time equivalents).

Procurement

Securing additional synergies will be the focus of procurement in 2004. We will integrate additional subsidiaries of our company into the procurement process and, through higher purchasing volumes, potentially achieve lower prices. We expect to use this method in, among other things, the purchasing of raw materials such as polycarbonate and polysulfone.

Due to strong competition, we have already been able to purchase polycarbonate for 10% less in January 2004 than in the year 2003. We were also able to complete new supplier contracts at the start of 2004. Due to increased competition between suppliers, we are able to reduce packing material costs by more than 10%.

Quality and environmental management

In 2004 we will support our Eastern European dialysis clinics, such as those in Slovenia and Poland, in the introduction of the Integrated Management System and in gaining certification from external auditors. With this, we will have achieved our quality goals faster than now.

The expansion of the European Union to 25 member states in May 2004 will have a significant impact on the regulatory approval of our products. We will follow European Union regulations that allow products that have won approval in one member state to gain approval in the remaining countries. This will speed the procedures for market approval in the domestic European market.

In the past, we have been able to gather valuable experience in the approval process for the Canadian market with products already approved in Europe. We will continue to use this to expand our product offering in North America and introduce successful new products to our biggest market.

We will continue to improve logistics in 2004 to preserve resources and protect the environment from vehicle emissions. We plan to use double-deck trailers between German production sites and various European countries. This will help us to streamline routing while reducing the number of trips necessary.

In 2004, we will step up the efforts begun in 2003 to reduce water and energy usage and increase recycling. Opportunities do not just exist at our manufacturing sites – we will also take steps at our dialysis clinics to expand this initiative.

DEVELOPING GLOBALLY

Fresenius Medical Care is a company active worldwide. We work with more than 41,000 employees in over 100 countries to continually improve the quality of life of more than 119,000 patients. Our global commitment stretches to more than 1,560 dialysis clinics and an international network of production sites. Our activities in 2003 were able to set global standards, shape existing markets and develop new growth opportunities.

Content

Global Production

As a global company, Fresenius Medical Care is represented by 1,560 dialysis clinics around the world and by more than 10 international production sites. Our activities in the dialysis products and dialysis services sectors are spread over more than 100 countries on five continents.

Production record: for the first time more than 55 million polysulfone dialyzers were produced in one year.

In 2003, we set a new production record: for the first time we produced more than 55 million dialyzers with a polysulfone membrane in a year. Yet another milestone for the company. The success comes from Fresenius Medical Care adhering to its own dialyzer standards in dialysis treatment. Demand for polysulfone dialyzers also increased as a result of the successful introduction of the UltraCare program in the U.S., which is based on single-use dialyzers.

A dialyzer is made up of an average of 10,000 capillary membranes that filter blood during dialysis. The capillary membranes are high tech medical products with an external diameter of about 0.3 mm. They are made of hair-thin tubes with extremely thin walls – 40 µm – that form the filtering membrane. Depending on the type of dialyzer, the pores have an internal diameter of between one to four nanometers. A nanometer (nm) is one millionth of a millimeter. These measurements demonstrate the chemical and technological know-how that is built into our dialysis membranes. The production process used to manufacture the capillary membranes requires the highest technical precision.

Placed end to end, the 10,000 capillary membranes in a standard dialyzer would stretch about three kilometers. The hollow fibers spun to produce the 55 million dialyzers in 2003 would stretch to a length of 150 million kilometers, approximately the distance between the earth and sun. If all the capillary membranes made by Fresenius Medical Care in one year were used to form a single tube, a laser beam would need eight minutes to travel the entire length. These figures show the massive and, at the same time, microscopic dimensions that play a role in the manufacturing technology of our membranes.

Dialyzers with a polysulfone membrane have become the acknowledged "Gold Standard" in dialysis treatment. This success can also be seen in numbers: in 1990, we made about 2.5 million dialyzers. Just 10 years later, we produced 30 million until last year when we reached the new company milestone.

Using local production sites within our markets, we shorten the distance to the customer and reduce currency risks.

To meet the continuously growing demand for dialyzers, we further expanded our production capacity in 2003. Our plant in Ogden, Utah, became a focal point after the strategic switch to single-use dialyzers in the U.S. This production site has become the biggest for Fresenius Medical Care. Even our traditional production site in St. Wendel, Germany saw production capacity of FX-Class dialyzers more than double in 2003. These two manufacturing sites cover nearly three-quarters of our demand for dialyzers. This allows us to keep production in the Euro and US-Dollar regions, where demand is especially strong, and help us to remain independent from fluctuations in



Single-use dialyzers are now the standard: We are the leading manufacturer, having produced more than 55 million „artificial kidneys" in 2003.

the value of the world's two most important currencies. This significantly minimizes currency transaction risks. We also have additional production sites, such as those in France or Belarus. In Japan, our partnership with Kawasumi has secured a leading position in the dialyzer market despite strong local competition.

Hemodialysis machines are primarily manufactured at two plants: Schweinfurt, Germany and Walnut Creek, California. While the German plant produces components as well as performing final assembly, the California plant is specialized in final assembly. In 2003 we increased the production of components for hemodialysis machines for the U.S. market by 10% to about 9,000 pieces.

All told, we offer a complete product portfolio for the broad spectrum of dialysis. In addition to dialyzers and hemodialysis machines, we offer dialysis solutions, blood line systems and water preparation machines. Our global production network helps us to reduce our dependency on currency fluctuations while giving us more direct access to local markets and allowing us to recognize and react to customer demands.

Increased Peritoneal Dialysis Activities

Fresenius Medical Care is the leading global provider of dialysis products and services, and we strive to maintain and broaden this position. In addition to our research to optimize treatment quality, we continually analyze markets, trends and competitors. We already enjoy a high hemodialysis market share in a variety of countries with our dialyzers, hemodialysis machines and other products. As the world's biggest dialysis clinic operator, we also enjoy a prominent position in dialysis services. However, in peritoneal dialysis, we see growth potential. We belong to the top three in this treatment alternative next to Baxter and Gambro but have a weaker position than in hemodialysis.

For this reason, in 2002 we began to strengthen our activities in this area. The goal is to grow faster than the market, winning a long-term market share of more than 20%, compared to 18% currently. We see this as an ambitious goal and have become active globally. More than 550 employees in more than 70 countries were involved in this project in 2003. The employees were supported by a steering committee, which is also responsible for making strategic decisions.

Peritoneal dialysis offers excellent growth opportunities. We will use specialized teams to exploit these opportunities.

To further improve our chance of long-term success, we launched four new project groups in 2003 in addition to the steering committee. Each one of these groups addresses only one subject, for example researching peritoneal dialysis products or optimizing manufacturing processes. These groups develop plans specifically for their subject, assign responsibilities within the company and establish guidelines for the different business regions.

Last year we put extra emphasis on the research and manufacture of pertioneal dialysis products, since a technologically superior product palette is needed to realize our goal of offering patients the best-possible treatment. PatientOnLine is just one successful example of these efforts. This software is one of our first initiatives and, in combination with our peritoneal dialysis machines, makes it easier and safer to calculate dialysis dosages. This makes it possible for doctors, nurses and, especially, patients to significantly increase treatment quality and, by association, quality of life.

In addition, we have further improved internal communication. We keep everyone up-to-date with comprehensive reports on trends, customer wishes and the progress of projects in some countries using newsletters as well as the Intranet as communication platforms.

Our intensified peritoneal dialysis activities have shown much promise in the first year. With more than 25,000 peritoneal dialysis patients worldwide, Fresenius Medical Care set a new corporate record and exceeded our internal goals. In every region we were able to grow faster than the market. In 2004, we again expect to grow faster than the market in the number of patients treated by us as well as in the sale of peritoneal dialysis products.

Fresenius Medical Care's
Dialysis patients by region 2003


Latin America
13%
North America
69%
Asia-Pacific
2%
Europe/Middle East/Africa
16%

North America

Accounting for 70% of the group's revenues, North America was Fresenius Medical Care's most important market. In 2003, revenues in the region were $3,85 billion, 3% higher than a year earlier. We were able to increase the EBIT margin 13.1% to 13.8%.

Dialysis Care

Dialysis care continues to be a focal point of our activities on the North American continent. By the end of 2003, we performed more than 12.4 million dialysis treatments in 1,110 clinics, an increase of 6% over a year earlier. With a market share of approximately 27%, we are the leader in the region, and treat nearly double as many patients as the next-biggest provider. In this segment in 2003, we achieved sales growth of 4% to $3.43 billion. The important metric for sales growth is the organic same store treatment growth which accelerated during 2003.

Last year our dialysis care activities were focused on continuing the increase in treatment quality and improving organizational processes. To this end, the management structure was trimmed by one level. Dialysis clinics now report more directly to the responsible position in the company, decision-making processes are shorter and efficiency has been increased. The dialysis services business in the U.S. is now organized in five regional business units, with a total of 40 subordinate regional offices.

More efficiently established treatment standards highlight our quality campaign in the U.S.

Employees in each clinic can now more easily and effectively compare the quality of their services with other facilities thanks to the introduction of standardized performance tests. When needed, adjustments and corrections can now be introduced more quickly and directly, ensuring a high standard of service in each of our clinics, for each of our patients, regardless of geographic location.

North America	**2003**	**2002**
Market Data[1]		
Total number of patients	~325,000	
Patient growth	~4%	
Company Data		
Number of patients (year-end)	82,400	79,600
Number of clinics (year-end)	1,110	1,080
Number of treatments (m)	12.37	11.64

[1] Company estimates

Each patient presents a unique set of symptoms since kidney diseases can have a variety of causes and effects. We continued our quality campaign in 2003 to meet these differing needs and optimally tailor each patient's treatment. We join innovative technologies with exemplary service to achieve the best possible clinical results, and to secure and expand our leading position as provider of dialysis care.

Initial results from studies of the UltraCare program indicate an increased treatment quality for our patients.

We dramatically changed the U.S. dialysis market in 2002 with the introduction of the UltraCare program in our clinics, which includes single-use dialyzers and combines technologically advanced products and therapies. In November 2003, during the convention for the largest North American society of nephrologists, the American Society of Nephrology (ASN), we presented the first studies comparing single-use dialyzer therapy versus re-use dialyzer therapy. The study gives first indications of an increase in treatment quality with single-use dialyzers. Moreover, the study suggests an increase in life expectancy for patients treated with single-use dialyzers. We see this as confirmation of our strategy to use single-use dialyzers as part of our UltraCare treatment concept in Fresenius Medical Care's dialysis clinics. Mortality rates for dialysis patients are lower outside North America, where the one-time use of dialyzers is more prevalent. With the introduction of our UltraCare program, we also hope to apply knowledge gained in international markets to the United States.

The complete UltraCare Program has now been implemented countrywide in our clinics and includes comprehensive, multi-phase education and training for clinic personnel. Every team must successfully complete the training and pass internal tests. By the end of 2004, every unit must have successfully completed the program.

www.kidneyoptions.com
www.pdserve.com

Another pillar of our quality push are educational programs such as KidneyOptions or PDServe. Using the Internet, we offer valuable information for patients, doctors and medical personnel. Even cases showing only a gradual decrease in kidney function will find valuable information on treatment types and nutrition as well as information on other illnesses and tips for patients and relatives.

Since patients showing a gradual decrease in kidney function should be referred as quickly as possible to specialists, doctors are also included in the educational programs along with current and future patients. Early referral helps prevent long hospital stays, costs and psychological as well as personal stress early on.

Our quality standards extend beyond treatment and educational programs. Since 2003, we have offered transportation services to and from dialysis centers for many North American patients. Many older and less mobile patients had specifically requested such a service in patient surveys. This allows us to better utilize capacity in our dialysis clinics and ensure patients are not reliant on others to receive their needed dialysis treatment.

Revenue North America
$ in millions



+ 3%
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3,855
3,747
2002
2003

A central guarantee for the success of our company are our employees, and not just in North America. Their motivation and hard work in daily contact with patients makes all the difference. Offering our employees a balanced mix of motivation, promotion, communication and, naturally, rewards to connect them to the company is especially vital. We actively reacted to a general shortage of qualified treatment personnel by increasing our recruiting efforts for nurses and treatment professionals. We improved the appearance of our local Web sites to increase awareness of our company and, at the same time, optimized the communication between staff. We used the Intranet, employee newsletters and other media to create an atmosphere that makes our teams feel at home and motivated to work for Fresenius Medical Care.

Dialysis Products

In the product business, we were also able to grow faster than the market in 2003. Measured by our sales to the net available external market (NAEM) we grew by 4% (NAEM – see also page 15 in the financial part). Revenues of dialysis products, including internal sales, rose to $785 million, an increase of 3%.

The 2008K dialysis machine as well as Optiflux single-use dialyzers made it on our best-seller list. Both products are key components of the UltraCare treatment concept that has been implemented in our 1,110 dialysis clinics in North America.

Revenues of our Optiflux dialyzers rose more than 70% in 2003.

Optiflux dialyzers improve our patients' quality of life by combining the well-known advantages of Fresenius Medical Care's dialysis membranes: a high biocompatibility (tolerance) and good filtering quality for urine and other toxins to be filtered out of the blood. These benefits ensure persistent strong demand for Optiflux dialyzers. We were able to meet a more than 70% increase in demand in 2003 by investing in local production sites, for example in Ogden, Utah, and increasing production capacity in a timely manner. In 2004 we are also expecting an increase in demand for dialyzers from the Optiflux line as we plan to introduce another improved dialyzer membrane in a new generation of dialyzers to the North American market.

The 2008K dialysis machine is an integral part of the UltraCare treatment concept of Fresenius Medical Care, and boasts the highest sales of any dialysis machine sold in the U.S. About two-thirds of all dialysis machines newly installed in 2003 were Fresenius Medical Care machines. Flexible applications and a continuous development of existing technologies has led to this success. One such example was the introduction of the Autoflow module in the last year, which matches the flow of dialysate to the blood flow. Autoflow allows clinics to use dialysate economically without compromising on purification performance and therefore treatment quality.

Our peritoneal dialysis products show predominantly positive unit sales growth. Our efforts to grow in a difficult market bore fruit by boosting sales of Newton IQ, a machine for automated, night-time peritoneal dialysis, 37% compared to a year earlier. For 2004, the introduction of stay•safe will introduce a peritoneal dialysis machine already celebrating success in Europe to the American market.

We are securing new marketing opportunities beyond classic dialysis by broadening our product offering.

In addition to these dialysis-related products, the acquisition of one business unit of Fresenius HemoCare opens the possibility of another successful business unit – the extracorporeal treatment of blood cells through therapeutic apheresis. This technology allows pathogenic substances to be filtered out of blood or blood plasma. The first product for the North American market – Prosorba – has already won regulatory approval. Prosorba is used to treat rheumatoid arthritis, an inflammation of the joints caused by an autoimmune reaction. The first marketing efforts were launched in 2003 targeting hospitals and rheumatologists. We are striving to raise the name recognition of Prosorba and communicate the product's advantages. Rheumatoid arthritis, which affects about 2.5 million Americans, is currently treated with therapies that can cause side effects and are not tolerated as well as Prosorba. With a pilot study in 2004, we want to emphasize the benefits of Prosorba. This product can also be used by patients opposed to classic pharmaceutical therapies.

Erythropoietin

Erythropoietin is a hormone produced by the body that stimulates the production of blood cells. Because patients with terminal kidney failure cannot produce this hormone on their own and suffer from anemia, artificial Erythropoietin is given during dialysis treatments to regulate the anemia. This recombinant, or artificially produced hormone, is one of the most cost-intensive portions of dialysis and is manufactured by only a few companies. Amgen, a biotech firm, has the exclusive patents and marketing rights in the United States. A two-year agreement covering the years 2002 and 2003 coupled with our position as the biggest purchaser in the dialysis sector allowed us to keep costs for the administration of Erythropoietin relatively stable during this time period and we were not affected by price increases during these years. Recent price increases, however, had to be taken into consideration for our new, two-year contract from 2004 to 2005. Still, as one of the largest customers in the dialysis sector, we would expect discount formulas included in the contract would help to offset the base price increases and render them relatively cost neutral.

Disease State Management

As explained in the Medicare reform section, Disease State Management (DSM) will play an increasing role as public and private health insurers increasingly attempt to reduce costs. A lasting and comprehensive treatment concept that extends beyond just dialysis treatment should trim costs and help relieve public healthcare systems. DSM is the main vehicle for intimately connecting all services related to providing dialysis care, including laboratory services such as blood tests, as well as medical nutrition advice for patients and their relatives.

Under a DSM reimbursement system companies will no longer be reimbursed for each individual expense but rather on a comprehensive and fixed fee per patient. When dialysis companies receive this form of payment, they are responsible for all treatment-related costs – even expensive hospitalization. The incentive of such a reimbursement system is to manage overall costs and reduce the number of hospitalization days. We believe this can be accomplished through improved treatment quality for the patient. DSM benefits everyone – dialysis patients, dialysis care companies and insurance programs.

Everyone can profit from this system. Patients could see an increase in quality of life and a reduction in hospitalization. Health care systems could benefit from reduced costs and dialysis companies could use treatment quality to add value to their dialysis care activities.

Innovative treatment methods such as Disease State Management open new growth opportunities in North America in the mid- to long-term.

Fresenius Medical Care acknowledged this opportunity early, creating Optimal Renal Care and Renaissance Health Care for successful Disease State Management. By the end of 2003, more than 4,000 patients were cared for in these programs. Optimal Renal Care is a joint venture with the Southern Californian Kaiser Permanente Medical Group. Renaissance Health Care is a cooperation with leading nephrologists focused on improving the efficiency of dialysis services while heightening treatment quality and patient satisfaction.

The quality of our DSM programs was certified in 2003 by the National Committee of Quality Assurance (NCQA). This independent non-profit organization assesses companies that offer DSM programs as well as the treatment plans of health insurance companies. The full accreditation of both Renaissance Health Care and Optimal Renal Care in 2003 proves their competence and effectiveness. Both programs are now in a position to adapt their methods and criteria to additional private insurers and broaden their leading position in the U.S. market.

An acknowledgement of the quality of our programs is the fact that Fresenius Medical Care with its DSM divisions is playing a significant role in demonstration projects initiated by the public health insurance programs Medicare and Medicaid. Patients, doctors and healthcare systems benefit from our DSM programs, the UltraCare treatment concept, and our comprehensive clinical data and advanced therapies.

Optimal Renal Care and Renaissance Health Care – two solutions that couple cost awareness with treatment quality.

Renaissance Health Care and Optimal Renal Care continue to prove their competitiveness within the health care sector. Optimal Renal Care had a very successful year and now cares for patients in 33 states of the U.S. The expansion of an existing contract with the largest private U.S. health insurer, Aetna Life Insurance Company, as well as new regional agreements in Pennsylvania and Ohio, especially helped increase patients numbers. In 2003 we increased our stake in Optimal Renal Care from 51% to 81%. Similar to Optimal Renal Care, Renaissance Health Care was able to increase patient numbers with new agreements in Michigan, New Hampshire and North Carolina.

We expect more attention to be paid in the coming years to treatment programs that are comprehensive, high-quality and efficient, and include all aspects of dialysis treatment. In 2004, we are – among other measures – planning to increase contact with patients that are facing a long-term kidney replacement therapy to ensure general practitioners call on nephrologists as early as possible. This can keep potential complications – even before actual dialysis treatment – to a minimum and increase the patient's quality of life.

Renal Research Institute

The Renal Research Institute (RRI), founded together with the Beth Israel Medical Center, is a recognized body in the U.S. for the research of dialysis related information. The institute combines academic research, dialysis product development and everyday dialysis clinic experiences to develop innovative therapies and technologies. New developments can be discovered and tested for practical applications using a network of more than 80 dialysis programs, encompassing more than 6,900 patients. With more than 50 publications and an assortment of research topics, the RRI had a significant influence on the further development of dialysis technology in 2003.

One of the most significant achievements in 2003 for RRI was the approval of FDA for commercializing of its technique to determine the dry weight of dialysis patients. Patients with chronic renal disease have difficulty regulating fluid in their bodies because of a reduced or non-existent ability to eliminate urine. The common result is chronic edema, which is seen as a major cause of high blood pressure and secondary cardiovascular illnesses. Achieving the ideal physiological weight in patients is the second most important goal of dialysis next to removing uremic toxins, the toxic chemicals and waste products contained in the urine, and has been difficult to achieve until now. Determining the exact dry weight and with it the amount of fluid to be reduced is now possible with this patent, decisively improving treatment quality.

The Renal Research Institute is a sought-after partner in the development of ground-breaking therapy concepts.

The American National Institute of Diabetes and Digestive and Kidney Disease (NIDDK) has also commissioned RRI to study whether daily hemodialysis treatments are medically advantageous for patients with chronic kidney failure. Most hemodialysis patients currently receive three dialysis treatments per week. Other research institutes are participating alongside the RRI in this four-year study. Two new treatment models are the center of attention: short dialysis treatments six days a week and longer, overnight dialysis therapies. After reviewing the results of the study, the NIDDK will decide whether or not to launch a large clinical study on the advantages of shorter intervals between treatments. The medical comparability and equilibrium of the study's results are vital to the quality of the research project. Because of its years of experience and competence, the RRI is one of the few institutes chosen by the NIDDK for the study.

Laboratory services

Exact and comprehensive data on the medical and physical condition of our patients as well as a highly effective dialysis treatment are chief components for the security and improvement of quality of life. Having performed over 37 million laboratory tests for more than 119,000 patients, our Spectra Renal Management unit has a market share of approximately 40%, making us the market leader in laboratory services for dialysis patients in the U.S.

In 2003, regulatory changes by the U.S. Department of Transportation (DOT) took center stage. We used broad training programs to teach our laboratories and customers about modified regulations for the packaging and shipping of hazardous materials, including laboratory samples.

We achieved our goal of providing high-level laboratory services by, for example, introducing a new generation of testing equipment to analyze Parathyroid Hormone (PTH) levels. PTH regulates calcium and phosphorous levels in the body and has a major impact on the physical condition of dialysis patients. With a new generation of equipment for analyzing this data, we can customize dialysis treatments even better than before and improve treatment quality significantly.

Extracorporeal therapies

In addition to dialysis-related services, we have offered so-called extracorporeal therapies on the U.S. market for about three years as we gained experience in this market. This includes cardiovascular perfusion as well as therapeutic apheresis. Here we use our experience in the dialysis arena to expand our offering beyond our core competencies.

As a partner of 170 cardiac clinics, we have a market share of nearly 15% with an upward trend.

Already today we are one of the biggest provider of cardiovascular perfusion and maintain nearly 15% of the market as a partner of 170 of the 1,150 heart clinics. This minimally invasive therapy uses balloon catheters to widen constricted blood vessels and improve circulation within the heart. We hope to expand our comparatively small therapeutic apherese market share of about 4% with the introduction of Prosorba. In 2003, marketing efforts were launched to educate the target audience about the product's advantages.

By the end of 2003, we were partners with 18 hospitals that belong to the annual Solucient Top 100 list of American heart clinics. Solucient maintains the biggest medical databank in the United States and is the biggest information source for more than 3,000 hospitals and most of the pharmaceutical companies in the U.S.

Medicare Reform

One important topic in the United States in 2003 was the reform of Medicare, the public health insurance system for the elderly as well as dialysis patients without private insurance. In December of 2003 President Bush signed the Medicare Modernization Act that provides more coverage for more patients. The total cost of the comprehensive reform package is $400 billion and it will have differing effects on health care companies.

The result of Medicare reform: Increased reimbursement for dialysis treatment starting in 2005 in the key U.S. market.

There are three significant changes for dialysis companies:
- Reimbursement for dialysis treatment alone will be raised by 1.6% starting in 2005.
- The reimbursement procedure of medications administered during dialysis treatment will be changed in 2005. Based on our current assessment this adjustment will be cost neutral.
- Disease State Management Programs will be more strongly supported including several pilot studies.

Since about two-thirds of our dialysis care revenues in the United States come from patients covered under the public insurance programs Medicare and Medicaid, we see the 1.6% increase as a positive step for the mid-term. Since the price increase does not take effect until the start of next year and no other increases are planned, the dialysis care sector will not see any changes until 2005.

The changed reimbursement system supports the efficient use of medication for dialysis patients. Fresenius Medical Care's modern dialysis machines with their technologically superior modules are already designed to do exactly that – deliver medications efficiently with a constant quality of treatment.

Disease State Management programs have already been implemented, especially by private insurers, to manage ever-increasing costs. Optimal Renal Care and Renaissance Health Care are Fresenius Medical Care's pro-active answer to this challenge. The two early-to-market, comprehensive programs have already had visible successes in disease state management. As a vertically integrated provider of dialysis products and dialysis care, we are ideally positioned to participate in such Disease State Management programs.

Europe

Revenue
Europe / Middle East / Africa
$ in millions


+ 30%
1,400
1,200
1,000
800
600
400
200
0
1,192
920
2002
2003

In 2003, we were able to increase revenues about 30% to $1.19 billion. Even though exchange rate effects between the US-Dollar and Euro influenced the growth significantly, the revenue increased by 10% at constant currency. We were able to grow faster in the dialysis care business in 2003 than in dialysis products. Revenue of dialysis products rose 26% to $826 million, or an increase of 6% at constant currency effects. In dialysis care, revenue were at $366 million, or about 39% more than a year earlier; currency-adjusted revenue rose 18%. At the end of 2003, we treated more than 18,700 dialysis patients in our 260 dialysis clinics. This is an increase of 19% over a year earlier in the region, which includes not only European countries but also the Middle East and Africa.

In Central Europe, we are primarily active in the product business. We were able to stabilize – and sometimes expand – our market share in this segment, which continues to be effected by cost pressures. Our well-tolerated peritoneal dialysis solutions bicaVera and balance were especially successful and have enjoyed good market acceptance after being introduced in 2002. This allowed us to improve our position in peritoneal dialysis.

High demand for our dialyzers also continued. Unit sales of FX-Class dialyzers significantly increased in central Europe. The product's features play a significant role in increasing the quality of dialysis – a role that is increasingly acknowledged by the market, allowing us to expand our leading position of a near-50% market share.

Europe / Middle East / Africa	2003	2002
Market Data[1]		
Total number of patients	~400,000	
Patient growth	~6%	
Company Data		
Number of patients (year-end)	18,700	15,700
Number of clinics (year-end)	260	210
Number of treatments (m)	2.75	2.34

[1] Company estimates

The Central European market once again developed unevenly. We were able to increase sales in countries such as Switzerland, Belgium and the Netherlands but, especially in Germany, noticed reduced capital expenditures. This could be the result of concerns over new health-care reforms that were instituted at the start of 2004.

A new business environment in Germany, our main Central European market, should affect us positively as a provider of dialysis products. The reimbursement rate introduced in 2002 has been further reduced in the last year. This reimbursement scheme offers a weekly flat fee regardless of treatment type rather than refunding fees for each individual treatment. As a result, we expect increased demand for home dialysis products, especially in connection with peritoneal dialysis.

The acquisition of a business unit of Fresenius HemoCare, a subsidiary of Fresenius AG, was satisfactorily completed. Products for therapeutic apheresis, such as DALI, Prosorba and Immunosorba, were successfully integrated into the existing marketing and distribution structure. New reimbursement rules for this segment in Germany offer a promising outlook for the treatment of rheumatoid arthritis.

In Western and Southwestern Europe we were able to stabilize, and sometimes increase, our market share in dialysis care and our traditionally strong dialysis products business. In Spain, for example, we treated about 4,200 patients by the end of the year, a 7% increase over a year earlier. In Portugal, we treated 3,400 patients, an increase of more than 9%. Developments in France were equally encouraging. We now have a dialyzer market share of about 23%, once again proving our excellent position in this segment. Having sold more than one-third of all dialysis machines in France in 2003, we are one of the leading companies in this market. In dialysis care, we also grew with more than 1,000 patients.

The basis for continued success in the dialysis products business in Italy, as in the majority of the Western and Southwestern European countries, was the introduction of new dialysis solutions, such as bicaVera and balance. We also prospered in dialysis services treating about 1,450 patients by the end of the year.

High growth rates in Great Britain. With more than 1,500 patients, about 30% more patients received dialysis treatment from Fresenius Medical Care than a year earlier.

The past year was also generally positive in Great Britain. We added eight clinics to our network of dialysis facilities and, as the leading hemodialysis provider, are the most important partner of the National Health Service (NHS), the country's national health-care system. With about 1,550 patients, 30% more patients than a year earlier received dialysis treatment from Fresenius Medical Care. In our product business we were also able to record an increase in sales of our dialyzers, dialysis machines and other items. In peritoneal dialysis, we see significant growth potential and expect market share of 25% in 2004. Regulatory changes, such as the introduction of DSM programs, are exceptionally positive, and we are optimally positioned to benefit even more from the comprehensive patient care concepts.

With the acquisition of Dicamed, a dialysis products distributor, we cemented our position on the Swedish market. The focus of our activities in Northern Europe was the expansion of our dialysis services business as well as sales of products for acute and peritoneal dialysis. Our 40% market share in Denmark is just one example of our efforts. With a customer loyalty program and increased training of sales personnel, we will further increase our sales opportunities.



In Great Britain we have increased our hemodialysis activities and are now the most important partner of the National Health Service in this area.

Eastern and Southeastern Europe hold further interesting growth opportunities. The countries slated to join the European Union offer above average growth potential. We are already benefiting from the increasing privatization of Hungary's health care system, and have established ourselves as the market leader with 1,800 patients at the end of 2003 in 22 dialysis clinics. We have also secured a position at the top of the market for dialysis machines. About 80% of all patients are treated with our dialysis machines. We are also hemodialysis market leader in other Eastern European countries: As for example in Slovenia, where we treated about 20% of all hemodialysis patients, or the Czech Republic, Poland and Slovakia. We expect similar development from countries where privatization is just in its infancy, such as in Romania. Here we won a public bidding process to supply 60 clinics with our products.

Overall, we have positioned ourselves as a vertical provider of dialysis products and services and will expand our activities in this region.

In Turkey, we expanded our position as the leading dialysis services provider. At the end of 2003, we treated more than 3,500 patients in 35 clinics. Three-quarters of all hemodialysis machines and more than 40% of all dialyzers were supplied by Fresenius Medical Care. Securing this market share while expanding sales of products for peritoneal dialysis is our goal for the current fiscal year.

The war in Iraq left its mark on the countries of the Middle East. The military activity led to temporary disruptions in business relationships with Iraq and its neighboring countries – a situation which gradually improved after the end of the war. Still, sales in the second half were not entirely able to offset the drop in sales in the first half in this region, leading us to adjust the organizational structure, improving our accounts receivable and introducing consolidation measures.

In Africa, we are primarily active in the product sector. We have good news to report in the region, including in Morocco where we won a government bidding process to supply 30 clinics with dialysis products. In South Africa, one of the most important markets in the region, we expanded beyond the production of dialysis concentrates to open our first dialysis clinic. At the end of 2003, we treated more than 80 patients in four clinics.

We are unifying high treatment standards throughout Europe with EuCliD.

Nephrologists and dialysis clinics are subject to increasingly strict quality assurance standards. We were able to meet demand for reliable, effective data collection methods with our Online Clearance Monitor, a module for our 4008-series machines. The clear advantage here is the ability to document dialysis dosages without additional personnel costs. EuCliD (European Clinical Database) is an additional quality assurance tool. This system was developed by us at the end of the 1990s and successively introduced across Europe reaching, among others, Poland and Slovenia in 2003. EuCliD has now been implemented in more than 220 European dialysis clinics and is used to collect data from more than 18,000 patients. The databank allows an efficient comparison of the treatment quality at individual dialysis facilities. Weak points can be more quickly identified and corrective measures more swiftly implemented, if necessary. In addition, EuCliD is a significant part of our Integrated Management System and, at the same time, supports renal specialists in patient care. The statistical nature of the data allows it to be used in the development of medical guidelines.

We expect significant improvement in efficiency and growth with the introduction of our new PatientOnline software program.

Overall, we saw very uneven growth in Europe in 2003, with similar results expected in the current year. In addition to our advanced activities in dialysis services and hemodialysis products, we will put emphasis on our peritoneal dialysis product efforts. PatientOnline will help guarantee our future success in this area. We first introduced this software package, which was developed by us, at the global nephrology convention in Berlin in 2003. PatientOnline supports nephrologists and nurses in determining the optimal treatment parameters for peritoneal dialysis patients. In this capacity, PatientOnline also complements our other products such as dialysis solutions and peritoneal dialysis machines. The first reactions of our customers have been promising. We expect this key product and its increase in treatment quality to spark above average growth and expand our European peritoneal dialysis market share.

Asia-Pacific

With an increase of 10% to $296 million, we set a new revenue record in the Asia-Pacific region in both the dialysis care and the dialysis products sector. Adjusted to exclude currency effects, the increase was 4%. Dialysis care saw an increase of about 29% to $70 million, or approximately 20% at constant currency. Revenues of dialysis products rose to $226 million, an increase of nearly 6%, at constant currency revenue declined by 0.2%.

Asia-Pacific

	2003	2002
Market Data[1]		
Total number of patients	~420,000	
Patient growth	~7%	
Company Data		
Number of patients (year-end)	2,950	2,700
Number of clinics (year-end)	30	30
Number of treatments	440,000	345,000

[1] Company estimates

Japan is Asia's biggest dialysis market with 240,000 patients, or a fifth of all dialysis patients worldwide.

Japan is, by far, the biggest market in the region with some 240,000 dialysis patients, equivalent to about one fifth of all dialysis patients worldwide. In addition to its dialysis product business, Fresenius Medical Care, through NephroCare Japan, also provides consulting services for dialysis centers.

In 2003 we were able to make further progress in the product sector and, despite ongoing price competition with local providers, grow faster than the market. Locally produced Fresenius polysulfone dialyzers are our most important hemodialysis product in Japan and continue to play an important role. Coupled with other dialyzers from our product range, including FX-Class dialyzers, which were introduced to the Japanese market in 2003, we were able to create new growth opportunities and capture a 16% market share. We will continue to add dialyzers to our product port-folio to meet the specific demands of our customers.

Revenue Asia-Pacific
$ in millions


+ 10%
350
300
250
200
150
100
50
0
296
268
2002
2003

We were also able to grow in the market for peritoneal dialysis products, with balance making a significant contribution. pH-neutral dialysis solutions, including balance, account for one-third of the market for dialysis solutions. The introduction of PDServe, a local patient education program, strengthened our product activities and increased market penetration.

Though dialysis care showed higher sales growth rates, the dialysis products business dominated in China, Taiwan and Hong Kong, contributing 88% of sales. Overall, sales in 2003 rose 26% in the region compared with a year earlier. Sales of dialysis products rose more than 20% while dialysis care sales climbed an above-average 27%.

Streamlined local sales and marketing organizations enable and secure high growth rates in China, a key Asian market.

The introduction of our own sales and marketing organization in China and Taiwan led to exceptional growth rates. In China, this initiative doubled sales after just one year, expanding our position as market leader in hemodialysis products. Still, in absolute numbers, our activities there are relatively small. With its large population and below-average ESRD-prevalence of approximately 40 per million population, China will be a key, long-term market in Asia. Today we are already preparing for this increasing demand as we are strengthening our organization with motivated employees and are expanding our product range for peritoneal dialysis and dialysis care.

In Taiwan, as in China, the creation of our own sales organization helped to strengthen our market position. We were able to expand our market share of hemodialysis products and, with the FX-Class, introduce a new generation of dialyzers to the market. We also grew in dialysis care. In an expanding market, we treated more than 1,200 patients in our centers by the end of 2003.

In Central Asia we reached a new milestone in September 2003: more than 2,000 peritoneal dialysis patients were treated by our employees by this date, including 1,500 in South Korea, the most important local market. More than 900 of these patients used our dialysis solution balance, which can make a lasting improvement in their treatment and quality of life. By doubling dialyzer sales, we were able to grow and secure our market leading position in hemodialysis products. The first successes can also be seen in the Philippines: long-term contracts for the delivery of dialysis products and the completion of a cooperation agreement with the Philippines National Kidney Transplant Institute are decisive factors for our future development in this still-developing market.

In countries like Australia, New Zealand, Singapore, Indonesia and Malaysia, our chief activities have been in hemodialysis. By opening one additional dialysis clinic, we expanded our market-leading position in Australia and now operate 7 dialysis centers there. In Australia, as in Malaysia, we saw strong unit sales of hemodialysis machines in 2003. Sales of dialyzers also rose, especially in New Zealand, Malaysia and Indonesia.

Significant gains in peritoneal dialysis: patient numbers increased by 30% in the South-East Asia region.

We are also able to look back on a successful year in peritoneal dialysis in these countries. The number of peritoneal dialysis patients we treated grew by 30%. This success is based on the new A.N.D.Y.·Disc, a peritoneal dialysis system that has received regulatory approval for every country in the region. We are now expecting above-average growth in the expanding peritoneal dialysis market. Having recently won official recognition as a distributor of peritoneal dialysis products in Australia, we expect increasing unit sales and an expanding market share there in the mid-term.

In the Asia-Pacific region, we expect 2004 growth rates that are above the market growth for dialysis products. Depending on the utilization of capacity in our dialysis centers, we also expect strong growth in the dialysis care sector. We will expand our product sales and offer our dialysis services in every country where it's legally possible. As a vertical supplier with a complete spectrum of products and services, we see good growth opportunities in the Asia-Pacific market.

Latin America

After the severe economic crisis in Latin America in 2002, we began to see a slight recovery in the economy there last year. Though Fresenius Medical Care is predominantly immune to economic fluctuations, the company's dialysis products as well as dialysis services business benefited from the upswing.

In the Latin American market we achieved sales growth of 30% at constant currency.

At the end of 2003, revenue had gained about 24% to $185 million. On a currency adjusted basis, revenues improved 30%. Dialysis care contributed the most to revenues, with an increase of 16% to $113 million. At constant currency, the gain was 19%. In dialysis products, our revenue growth also outpaced the market's growth with sales of $72 million, or 41% (+51% currency adjusted) when compared to 2002. We were also able to increase our patient numbers: at the end of 2003, we treated about 15,200 patients in our 160 clinics, or 7% more than at the end of 2002.

Latin America

	2003	2002
Market Data[1]		
Total number of patients	~155,000	
Patient growth	~10%	
Company Data		
Number of patients (year-end)	15,200	14,200
Number of clinics (year-end)	160	160
Number of treatments (m)	2.27	2.06

[1] Company estimates

Revenue Latin America
$ in millions


+ 24%
350
300
250
200
150
100
50
0
185
149
2002
2003

With nearly 80 dialysis centers and more than 6,200 patients, Argentina is our biggest market in the Latin American region. Our company policies, coupled with signs of an economic recovery, showed notable successes last year after a difficult economic environment in 2002. We consolidated our network of dialysis clinics and, at the same time, introduced improvements to the efficiency and quality of dialysis treatments. Reimbursement rates remain difficult. Increases in reimbursement for dialysis care have only partly kept pace with a currency devaluation and high inflation. It has now become imperative to thoroughly inform public health officials and those responsible for reimbursement of the shortfall in cost coverage.

Another key project last year was the first preliminary trials with Disease Management Programs. Working with two private health insurance companies, we saw our first successes and indications that quality can be increased and costs saved with comprehensive therapy concepts. We will continue to expand these initiatives to take a leadership position in this area on the Argentinean dialysis services market.

Two themes took center stage in our Argentinean dialysis products activities in 2003: The first was the expansion of local production capacity and the second was the certification of products for additional South American markets. We especially hope to boost the export capacity for two products made in Argentina: blood line systems and dry concentrates.

The economic situation in Brazil remained difficult. Therefore the focus here also remains more on consolidating existing divisions than on expanding in an unstable market. At the same time, we were able to counter the economically challenging circumstances by instituting cost-cutting measures, intensifying the management of accounts receivable and increasing efficiency in our partner clinics and manufacturing sites.

We secured our dialysis services market share by treating more than 4,400 patients in our partner clinics. In the dialysis products segment, we also stabilized our market share and are the leader in sales of machines and filters for hemodialysis. Still, we expect that the situation will remain difficult in 2004.

Our goal in peritoneal dialysis in Mexico: doubling our current market share of 7%.

In Mexico, which is one of the most economic and politically stable countries in Latin America, we can look back on a successful 2003. Based on patient numbers, the country is the second-largest peritoneal dialysis market. We launched our first-ever program for these patients and, after a year, treat about 1,500 patients, or 7% of all peritoneal dialysis patients in Mexico. Our goal is to double our market share in the short term.

We stabilized our market share in hemodialysis products and achieved considerable growth rates in the hemodialysis services segment, treating nearly 600 patients in our clinics by the end of 2003. Should the privatization of the Mexican health care system advance further, we will use the resulting growth opportunities to expand our clinic network. We are already expanding our local production capacity to meet increasing demand in other Latin American countries.

Our activities in the remaining countries of Latin America were partially marked by acquisitions. In Chile, we acquired the shares of our long-time partner Pentafarma S.A. and significantly increased our leading position. Pentafarma is the largest Chilean distributor of dialysis products and Insulin. In Columbia, consolidating the organization was in the forefront. In addition, we expanded our production capacities for peritoneal dialysis here and, for the first time, exported our products to neighboring countries such as Chile, Peru, Ecuador, Panama and Venezuela. In Venezuela and Peru, we expanded our leading positions on the local dialysis markets despite difficult conditions. In Venezuela alone we treated nearly 1,300 patients in our clinics.

Despite difficult economic conditions, the dedication and hard work of our local employees allowed us to successfully complete a phase of consolidation and restructuring. This confirms our belief that we are ideally positioned to take advantage of a market that should become more dynamic and profitable.

Supervisory Board

Dr. Gerd Krick
Chairman
Chief Executive Officer of Fresenius AG (until May 28, 2003)
Königstein

Corporate Offices
Supervisory Board
- Fresenius Kabi AG (until July 15, 2003)
- Fresenius Kabi Austria GmbH
- Vamed AG (Chairman)

Other Mandates
- Vereinte Krankenversicherung AG (Supervisory Board)
- HDI Haftpflichtverband der deutschen Industrie V.a.G. (Advisory Board)
- Adelphi Capital Europe Fund, Grand Cayman (Board of Directors)
- Danube University Krems (Board of Trustees)
- Dresdner Bank Luxembourg S.A. (Administrative Board)

Stephen M. Peck
Partner, Wilderness Partners, LP
New York (USA)

Other Mandates
Supervisory Board
- Advance Auto Parts, Inc.
- Boston Life Sciences, Inc.
- Canarc Resource, Inc.

Board of Trustees
- Mount Sinai Medical Center
- Mount Sinai Hospital
- Mount Sinai School of Medicine
- Mount Sinai/NYU Health
- Jewish Theological Seminary

Prof. Dr. Bernd Fahrholz
Deputy Chairman of the Managing Board, Allianz AG and Chairman of the Managing Board, Dresdner Bank AG (until March 25, 2003)
Frankfurt am Main (Germany)

Other Mandates
Supervisory Board
- Advance Holding AG (Chairman) (until March 18, 2003)
- BMW AG
- HeidelbergCement AG
- Allianz Dresdner Asset Management GmbH (until April 15, 2003)
- BNP Paribas S.A. (until March 21, 2003)
- Dresdner Bank Luxembourg S.A. (Président) (until October 27, 2003)
- Dresdner Kleinwort Benson North America, Inc. (until February 25, 2003)

Dr. Dieter Schenk
Vice Chairman
Attorney and Tax Advisor
Munich (Germany)

Other Mandates
Supervisory Board
- Fresenius AG
- Gabor Shoes AG (Chairman)
- Greiffenberger AG (Deputy Chairman)
- TOPTICA Photonics AG (Deputy Chairman)

Walter L. Weisman
Former President and Chief Executive Officer of American Medical International, Inc.
Los Angeles (USA)

Other Mandates
Management Board
- Community Care Health Network, Inc.
- Maguire Properties, Inc.
- Occidental Petroleum Corporation

Board of Trustees
- California Institute of Technology (Vice Chairman)
- Los Angeles County Museum of Art (Chairman)
- Sundance Institute (Chairman)
- Public Broadcasting Service, Inc.
- Samuel H. Kress Foundation

Dr. Theo Spettmann
(until November 10, 2003)
Spokesman of the Management Board of Südzucker AG
Mannheim (Germany)

Other Mandates
Supervisory Board
- Berentzen-Gruppe AG (Chairman)
- Gerling Industrie Service AG
- Karlsruher Versicherungen AG

Corporate Offices
Supervisory Board
- Freiberger Lebensmittel GmbH & Co. Produktions- und Vertriebs KG
- Südzucker Verkauf GmbH (Deputy Chairman)
- Südzucker International GmbH
- Saint Louis Sucre S.A. (Chairman)

Advisory Board
- AIH Agrar-Industrie-Holding GmbH (Chairman)

Administrative Board
- Raffinerie Tirlemontoise S.A.
- Südzuckergroup Export Centre S.A. (SEC) (Chairman)

Dr. Ulf M. Schneider
(since February 23, 2004)
Chairman Fresenius AG (since May 28, 2003)
Chief Financial Officer Fresenius Medical Care AG
(until May 28, 2003)
Frankfurt am Main (Germany)

Corporate Offices
Supervisory Board
- Fresenius Kabi AG (Chairman) (since July 15, 2003)
- Fresenius Medical Care Groupe France S.A.
- Eufets AG (Chairman) (since September 05, 2003)

Supervisory Board Committee

Audit Committee
Dr. Dieter Schenk (Chairman)
(until December 31, 2003)
Stephen M. Peck
Walter L. Weisman
Prof. Dr. Bernd Fahrholz (Chairman)
(since January 01, 2004)

Management Board

Dr. Ben Lipps
Chairman
Chief Executive Officer for North America
(until December 31, 2003)
Boston, Massachusetts (USA)

Corporate Offices
Management Board
- Fresenius AG (since March 16, 2004)

Dr. Emanuele Gatti
Chief Executive Officer for Europe, Latin America, Middle East and Africa
Bad Homburg v.d.H. (Germany)

Corporate Offices
Supervisory Board
- Centre d'Hémodialyse du Languedoc Méditerranéen S.A.S.
- Centre Néphrologique d'Occitanie S.A.S.
- NephroCare France S.A.S.
- Fresenius Medical Care Magyarország Egészségügyi Kft.
- Fresenius Medical Care Dializis Center Kft.

Roberto Fusté
Chief Executive Officer for Asia-Pacific
Hong Kong (China)

Dr. Ulf M. Schneider
Chief Financial Officer (until May 28, 2003)
Chairman Fresenius AG (since May 28, 2003)
Frankfurt am Main (Germany)

Corporate Offices
- see Supervisory Board

Dr. Rainer Runte
General Counsel and Chief Compliance Officer
Bad Homburg v.d.H. (Germany)

Corporate Offices
Supervisory Board
- Fresenius Medical Care Groupe France S.A.
- Fresenius Medical Care SGPS, S.A.
- Fresenius Medical Care Japan, K.K.
- Fresenius-Kawasumi Co., Ltd.

Lawrence A. Rosen
Chief Financial Officer (since November 1, 2003)
Bad Homburg v.d.H. (Germany)

Rice Powell
Co-Chief Executive Officer, Fresenius Medical Care North America and President Extracorporeal Therapies and Lab Group (ETLG) (since January 1, 2004)
Boston, Massachusetts (USA)

Mats Wahlstrom
Co-Chief Executive Officer, Fresenius Medical Care North America and President Fresenius Medical Services North America
(since January 1, 2004)
Boston, Massachusetts (USA)

Products and Services of Fresenius Medical Care

Unless otherwise indicated, all trademarks displayed in Fresenius Medical Care AG's Annual Report 2003 have been registered in specific countries and are subject to the trademark rights of Fresenius Medical Care AG and are either owned or used under license by Fresenius Medical Care AG and its affiliates.

› A.N.D.Y.·disc
A peritoneal dialysis double bag system (PD fluid bag and drainage bag) with a lactate-buffered peritoneal dialysis fluid. This DISC ensures safe and easy handling by the patient.

› balance
Lactate-buffered peritoneal dialysis solution in a two-compartment bag with stay·safe technology. After mixing the two compartments, the ready-to-use solution has a physiological pH and a highly reduced amount of glucose degradation products.

› bibag
On-line dry bicarbonate concentrate. It is a powder for production of liquid bicarbonate concentrate for bicarbonate hemodialysis.

› bicaVera
Pure bicarbonate-buffered peritoneal dialysis solution in a two-compartment bag with stay·safe technology. After mixing the two compartments, the ready-to-use solution has a physiological pH and a highly reduced amount of glucose degradation products.

› BioAdequacy
Approach designed to give dialysis patients the best possible care based on biocompatible products and procedures. BioAdequacy aims to increase the life expectancy and improve the quality of life of patients with kidney failure.

› Biofine
Polyolefine material developed by Fresenius Medical Care, used to produce foils, tubings and other components. It is a PVC-free biocompatible foil without any plasticizers.

› Blood Temperature Monitor (BTM)
Module for hemodialysis machines to measure the blood temperature and to actively control, for example, the body temperature of the dialysis patient.

› Blood Volume Monitor (BVM)
Module for hemodialysis machines to measure relative blood volume and actively control fluid removal from the patient in order to limit severe complications during dialysis treatment.

› DiaSafe
Filter for the purification of dialysis fluid during hemodialysis to obtain ultrapure dialysis fluid.

› DISC
A disc which ensures easy and safe handling by simply turning the DISC during the bag exchange procedure in peritoneal dialysis. No more clamps and breaking cones are needed.

› Fresenius Polysulfone dialyzer
Dialyzer containing the unique Fresenius Polysulfone membrane.

› FX-class Dialyzer
A new class of dialyzers with increased performance and outstanding biocompatibility. Helixone capillaries, with their special three-dimensional microwave structure, are built with high capillary density into a specifically designed housing, which, among other benefits, leads to an optimized flow distribution within the dialyzer.

› GENIUS
Innovative hemodialysis therapy system based on a single-pass batch system. The dialysate is prepared as one batch individually for each treatment.

› Helixone
An advanced high-flux dialyzer membrane for the FX-class dialyzers, which has been developed on the basis of the Fresenius Polysulfone membrane. The size and distribution of pores in Helixone have been optimized to enable the removal of larger uremic toxins.

› iCare Monitoring System
Web-based system for monitoring dialysis treatment from a central location at night that compares actual with prescribed data while the patient sleeps. The system reacts to any deviations from the prescribed treatment by contacting the patient immediately. It can provide emergency information if needed.

› IQcard
IQcard is used with the Fresenius Freedom Cycler PD+ to monitor every minute of automated peritoneal dialysis therapy and provides integrated data for patient evaluation and research models.

› MultiBic
A bicarbonate-buffered solution for hemofiltration.

› MultiFiltrate
Multifunctional acute dialysis machine used for therapy modalities in an intensive care environment as well as in intermittent short-time dialysis (HF).

› Composite rate
Medicare reimbursement rate for dialysis treatment.

› Continuous Ambulatory Peritoneal Dialysis (CAPD)
A treatment method of peritoneal dialysis. The peritoneal dialysis solution is exchanged manually, generally four times per day.

› Dialysate
Fluid used in the process of dialysis.

› Dialysis
Form of renal replacement therapy, where a semi-permeable membrane – in peritoneal dialysis the peritoneum of the patient, in hemodialysis the membrane of the dialyzer – is used for the selective solute removal.

› Dialyzer
Special filter used in hemodialysis for removing toxic substances and excess water from the blood. The dialyzer is sometimes referred to as the 'artificial kidney'.

› Disease State Management (DSM)
Holistic concept of patient care taking into account all medical aspects in connection with an illness.

› Dry Weight
Targeted, optimal body weight of the patient at the end of a dialysis.

› End-Stage Renal Disease (ESRD)
Terminal kidney failure accompanied by long-term complications such as renal anemia, hypertension and other cardiovascular problems, bone disease, loss of appetite and malnutrition (see also Kidney failure, chronic).

› Erythropoietin (EPO)
Protein that stimulates red blood cell production. Recombinant human EPO is commonly prescribed to patients on dialysis who suffer from anemia.

› FDA
U.S. Food and Drug Administration.

› Health Maintenance Organization (HMO)
Special form of private health insurance in the U.S. where the insured persons are members, and the treatments are provided by contracted physicians (or member physicians) of the organization.

› Hemodiafiltration (HDF)
Special mode of ESRD treatment, combining advantages of hemodialysis and hemofiltration, i.e. high elimination rates for small and large molecular weight substances via diffusive and convective mechanisms, respectively.

› Hamodialysis (HD)
Treatment mode for ESRD where the blood of the patient flows outside the body through disposable bloodlines into a special filter, the dialyzer. Dialysis solution carries away waste products and excess water, and the cleaned blood is returned to the patient. The process is controlled by a hemodialysis machine, which pumps blood, adds anticoagulants, regulates the purification process and controls the mixing of the dialysis solution and its flow rate through the system. A patient typically receives three treatments per week, lasting from three to six hours each.



Blood pump
Anticoagulant
Used dialysis fluid
Dialyzer
Fresh dialysis fluid
To the Patient
From the Patient

› Hemofiltration (HF)
ESRD treatment mode, where no dialysate is used. The solutes are removed following convective forces by filtering plasma water through a semi-permeable membrane. The volume removed by filtering is balanced by substitution fluid.

› High-flux dialyzers
Dialyzers containing highly permeable membranes allowing the effective removal of water and large uremic toxins such as β_2-microglobulin.

› Hypervolaemie
Increased blood volume.

› Incidence
The incidence rate is the number of patients who are newly diagnosed with a specific disease during a certain time interval.

› ISO
International Organization for Standardization.

› On-line Clearance (OLC)/ On-line Clearance Monitor (OCM)
Optional component of a hemodialysis machine to measure online the effective in vivo dialyzer clearance for quality assurance purposes.

› ONLINEplus system
A newly introduced system for our 4008 series hemodialysis machines to perform online hemodiafiltration and online hemofiltration. Infusion fluid is prepared from dialysate by filtration in a convenient and cost-effective way.

› Optiflux
A dialyzer generation for the U.S. featuring improved clearances rates and outstanding biocompatibility.

› PatientOnLine
– the PD Therapy Manager. A software tool to administer patient data and evaluate treatment outcomes to define the best therapy for peritoneal dialysis patients.

› PIN
Automatic inline-closing procedure minimizing the risk of contamination during bag disconnection.

› Prometheus
Novel extracorporeal blood purification system, used for patients with liver disease to support the liver in its detoxification function.

› sleep·safe
New automated peritoneal dialysis system offering the full range of peritoneal dialysis options and a maximum of safety and comfort for the patient, physician and nurse.

› stay·safe
Biocompatible, safe and environmentally-friendly peritoneal dialysis system using Biofine as well as PIN and DISC technology.

› UltraCare
Innovative and integrative treatment concept in Fresenius Medical Care's North American dialysis clinics that combines, for example, the single-use of High-Flux-Polysulfon-Dialyzers, On-line Clearance Monitor and ultra pure dialysis fluid.

Healthcare and Dialysis related Terms

› Albumin
A measure of the level of proteins in the blood, used to monitor the level of nutrition.

› Anemia
Reduced oxygen transport capacity of the blood, measured as reduced hemoglobin content of the blood.

› Apheresis
Process of obtaining blood from a donor to separate or remove certain components (thrombocytes, plasma) before re-infusing the remainder.

› Arterio-venous (AV) fistula
Direct, surgically created communication between an artery and a vein of the patient. This communication forms a large blood vessel to continuously supply an increased blood flow for hemodialysis.

› Automated Peritoneal Dialysis (APD)
Machine (cycler)-supported version of peritoneal dialysis treatment usually performed at night.

› Bioimpedance
Procedure for measuring the water content of the body. Alternating voltage electrodes measure the relationship between the alternating current and the alternating voltage flowing through the body.

› Biocompatibility
Ability of a material, device or system to perform without an undesired clinically significant host response.

› Bloodlines
System of tubes connecting the patient's blood circulation with the device (e.g. dialyzer) during extracorporeal dialysis treatment procedures.

› CE certification
Badge which signifies compliance with the directives of the European Union for medical devices.

› Clearance
A quantitative parameter to describe dialysis performance in terms of uremic toxin removal.

› Kidney failure, acute
Acute loss of renal function. There is a good chance for the recovery of renal function if the cause of acute kidney failure can be eliminated. Depending on the severity of renal function loss, intermittent or continuous dialysis treatment may be necessary.

› Kidney failure, chronic
Chronic loss of renal function, also referred to as end-stage renal disease. The recovery of renal function is not possible, thus the patient has to be treated with renal replacement therapy, i.e. kidney transplantation or dialysis.

› Medicare / Medicaid
A program under the federal U.S. Social Security Administration that reimburses health plans and providers for medical care given to qualifying individuals over 65, those with ESRD and disabled / individuals in need.

› Peritonealdialysis (PD)
Dialysis treatment method using the patient's peritoneum, the tissue which covers the inner surface of the abdominal cavity and the abdominal organs, as the dialyzing membrane for the purification of the blood. A sterile dialysis solution is introduced and removed through a surgically implanted catheter into and from the abdominal cavity of the patient to absorb toxins and excess water. Most treatments are self administered by the patient at his home or workplace several times a day or during the night supported by a machine, the cycler.


Solution Bag
Peritoneum
Catheter
Drainage Bag
Peritoneal
Dialysis Solution

› Polyolefines
Polymer materials, containing only carbon and hydrogen.

› Polysulfone
A polymer from which dialyzer membranes are produced. It is characterized by an extreme thermal stability, chemical resistance and blood compatibility.

› Prevalence
The prevalence rate is the number of all patients who have a specific disease during a certain time interval.

› Ultrafiltration rate
Rate of fluid removal from the patient's blood circulation. This rate has to be chosen carefully. If the rate is too high, the cardiovascular stability of the patient is put at risk; if it is too low, the excess water cannot be removed from the patient.

› Vascular access
Mode of connecting the patient's blood circulation to the dialyzer. The vascular access must allow sufficient blood flows and connection as often as necessary, normally three times weekly. An adequate vascular access is a prerequisite for hemodialysis. Compromised vascular access flow has been recognized as the single most sensitive indicator of pending access failure. The main cause of compromised access flow is blockage or stenosis at the venous anastomosis.



› Xenotransplants
Transplantation of tissues or organs between two different species.

Contacts

Fresenius Medical Care AG
D-61346 Bad Homburg v.d.H.
Tel. +49 6172 609 0
http://www.fmc-ag.com

Investor Relations
Oliver Maier
Tel. +49 6172 609 25 25
Fax +49 6172 609 23 01
e-mail: ir-fms@fmc-ag.com

North America
Investor Relations
Heinz Schmidt
Tel. +1 781 402 45 18
Fax +1 781 402 97 41
e-mail: ir-fmcna@fmc-ag.com

Public Relations
Oliver Heieck
Tel. +49 6172 609 21 01
Fax +49 6172 609 22 94
e-mail: pr-fmc@fmc-ag.com

Transfer Agent
JPMorgan Chase Bank
P.O. Box 43013
Providence, RI 02940-3013
USA
Tel. (800) 990-1135
(toll-free number in the U.S.)
Tel. +1 (781) 575-4328
e-mail: adr@jpmorgan.com
http://www.adr.com

Calendar 2004

Report on First Quarter 2004	May 06, 2004
Annual General Meeting Frankfurt (Germany)	May 27, 2004
Payment of Dividend	May 28, 2004
Report on First Half 2004	August 04, 2004
Report on Nine Months 2004	November 02, 2004

Important fairs 2004

41st ERA-EDTA Congress
(European Renal Association – European Dialysis and Transplant Association)

Lisbon, Portugal — May 15 - 18, 2004

33rd International EDTNA/ERCA Conference
(The European Dialysis and Transplant Nurses Association/ European Renal Care Association)

Geneva, Switzerland — September 04 - 07, 2004

37th Annual Meeting of the American Society of Nephrology (ASN)

St. Louis, U.S. — October 27 - November 01, 2004

Please notice that these dates may be subject to change.

This annual report is also available in German and may be obtained from the Company upon request.

Dieser Geschäftsbericht liegt auch in deutscher Sprache vor.

Annual reports, interim reports and further information on the Company are also available on the Internet: **www.fmc-ag.com**

For printed material please contact Investor Relations.

Published by: Fresenius Medical Care AG, Investor Relations

Concept and Layout: Gerasch Communication GmbH & Co.KG, Darmstadt, www.gerasch.de
Production: colours ec gmbh, Osnabrück, www.colours.de

This report contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors. The risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. We do not undertake any responsibility to update the forward-looking statements in this report.

Key Figures 2003

Operating data $ in millions	**2003**	2002[1]	Change 2003 vs. 2002
Net revenue	5,528	5,084	9%
Earnings before interest and taxes, depreciation and amortization (EBITDA)	974	906	8%
Earnings before interest and taxes (EBIT)	757	695	9%
Net income	331	290	14%
Net cash flow from operating activities	754	550	37%
Free cash flow [2]	478	349	37%
Capital expenditure	291	239	22%
Capital expenditure including acquisitons	393	327	20%
Data per share			
Earnings per ordinary share (EPS) ($) [1]	3.42	3.00	14%
Dividend per ordinary share (€)	1.02	0.94	8%
Dividend per preference share (€)	1.08	1.00	8%
Key ratios (in %)			
EBIT margin	13.7	13.7	
Return on equity before taxes	16.8	16.7	
Equity to assets	43.2	41.4	
Other data			
Employees (full-time equivalents, Dec. 31)	41,097	39,264	5%
Treatments (millions)	17.8	16.4	
Patients treated	[illegible]	112,200	
Number of clinics	1,560	1,480	

Net Revenue
$ in millions



6,000
5,000
4,000
3,000
2,000
1,000
0
5,528
5,084
2002[1] 2003

Net Income
$ in millions



350
300
250
200
150
100
0
331
290
2002[1] 2003

Earnings per Ordinary Share
in $



3.50
3.00
2.50
2.00
1.50
1.00
0
3.42
3.00
2002[1] 2003

[1] 2002: Loss from early redemption of trust preferred securities reclassified from extraordinary loss into interest expense and income tax expense as a result of adoption of SFAS No. 145 (extraordinary loss of $ 20 million, $ 12 million net of taxes)
[2] Before acquisitions and dividends

All figures in this report are stated in U.S.$ and in conformity with U.S. GAAP, if not indicated otherwise.
Unless specified, all charts refer to fiscal year 2003. For more details please look to the 5-year summary at the back of the report.

Mission

More than 25 years of experience in dialysis; future-oriented innovation; therapies for a better quality of life: This is what Fresenius Medical Care is about. We are the global leader in dialysis products and treatments for patients with chronic kidney failure.
In the future, we continue to utilize the increasing demand for best-possible dialysis treatments for further growth of our company. With more than 41,000 employees, we are together pursuing a goal-oriented strategy of continuous technological leadership. We meet the highest medical standards to answer the confidence placed in our future and our earnings by our patients, employees and investors. We offer them our knowledge and our experience – for a future worth living.

Vision

We give kidney patients a future. A future with the best-possible quality of life. While dialysis patients diagnosed with "chronic kidney failure" as recently as the 1960s had to be short-sighted, today they can look forward with much more confidence thanks to innovative technologies and treatments. And our company played a decisive role. Now we are looking to the future. Dialysis counts among the newer treatment forms, and its potential has yet to be fully realized. An increasing number of people are being diagnosed with chronic kidney failure and need life-saving medical treatment. As the global market leader in dialysis, we take our responsibility to our patients and partners in the healthcare system seriously.

We are resolutely working on the development of innovative therapies and products to make the future worth living. Because LIVING THE FUTURE is our goal.

For people with chronic kidney failure, dialysis means one thing: a future. This was the inspiration for the motto and symbol of this year's report. The simplified and stylized blood cells flowing through the filter membrane of a dialyzer illustrate Fresenius Medical Care's foundation. Dialysis is the basis of our business and, at the same time, the key to our patients' quality of life. As part of this responsibility, we use our technological achievements to set global quality standards. As the leading dialysis company, our knowledge and commitment ensure that our patients, employees and investors are **LIVING THE FUTURE**.

With the Annual Report you are holding in your hands, we hope to give you both a look inside and a perspective about the creation of this future. Please enjoy reading this report.

FACTS COUNT

Financial Report 2003

Globally 119,250 patients trust on Fresenius Medical Care.

Content

Fresenius Medical Care prepares consolidated financial statements in accordance witth §292a Commercial Code (HGB) for the first time. Until December 31, 2002 Fresenius AG as a German parent company prepared financial statements which exempted the company from the requirement to prepare consolidated financial statements in accordance with §292a Commercial Code (HGB). This financial statement will be published in the German Federal Gazette (Bundesanzeiger) and can be obstained from the Company.

Fresenius Medical Care filed an annual report under Form 20-F with the Securities and Exchange Commission (SEC) with additional information on the Company. Fresenius Medical Care's annual report on Form 20-F may be obtained from the Company or by shareholders in the United States by writing to: ADR Service Center / P.O.Box 8205 / Boston, MA 02266 / USA / Tel. (800) 997 89 70 (toll-free number in the U.S.).

The audited financial statements of the Group's holding company, Fresenius Medical Care Aktiengesellschaft, will be published in the German Federal Gazette (Bundesanzeiger) and can be obtained from the Company.

Operating and Financial Review and Prospects

You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG and its subsidiaries in conjunction with our historical consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward looking statements express or imply.

Critical Accounting Policies

The Company's reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis for our financial statements. The critical accounting policies, the judgments made in the creation and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates are factors to be considered along with the Company's financial statements, and the discussion in "Operating Results."

Recoverability of Goodwill and Intangible Assets

The growth of our business through acquisitions has created a significant amount of intangible assets, including goodwill, trade names and management contracts. At December 31, 2003, the carrying amount of goodwill amounted to $ 3,288 million and non-amortizable intangible assets amounted to $ 431 million representing in total approximately 50% of our total assets.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142 *Goodwill and Other Intangible Assets* an annual impairment test of goodwill and non-amortizable intangible assets is performed at least once a year for each reporting unit, or if events occur or circumstances change that would indicate the carrying value might be impaired (see also Note 1g) in our Consolidated Financial Statements).

To comply with the provisions of SFAS No. 142, the fair value of the reporting unit is compared to the reporting unit's carrying amount. We estimate the fair value of each reporting unit using estimated future cash flows for the unit discounted by a weighted average cost of capital specific to that unit. Estimated cash flows are based on our budgets for the next three years, and projections for the following years based on an expected growth rate. The growth rate is based on industry and internal projections. The discount rates reflect any inflation in local cash flows and risks inherent to each reporting unit. If the fair value of the reporting unit is less than its carrying value, a second step is performed which compares the fair value of the reporting unit's goodwill to the carrying value of its goodwill. If the fair value of the goodwill is less than its carrying value, the difference is recorded as an impairment.

A prolonged downturn in the healthcare industry with lower than expected increases in reimbursement rates and/or higher than expected costs for providing healthcare services could adversely affect our estimated future cashflows. Future adverse changes in a reporting unit's economic environment could affect the discount rate. A decrease in our estimated future cash flows and/or a decline in the reporting units economic environment could result in impairment charges to goodwill and other intangible assets which could materially and adversely affect our future financial position and operating results.

Legal Contingencies

We are party to litigation relating to a number of matters as described in Note 19 "Legal Proceedings" in our Consolidated Financial Statements. The outcome of these matters may have a material effect on our financial position, results of operations or cash flows.

We regularly analyze current information including, as applicable, our defenses and provide accruals for probable contingent losses including the estimated legal expenses to resolve the matters. We use the resources of our internal legal department as well as external lawyers for the assessment. In making the decision, we consider the degree of probability of an unfavorable outcome and our ability to make a reasonable estimate of the amount of loss.

If an unfavorable outcome is probable but the amount of loss cannot be reasonably estimated by management, appropriate disclosure is provided, but no contingent losses are accrued. The filing of a suit or formal assertion of a claim or assessment does not automatically indicate that accrual of a loss may be appropriate.

Allowance for Doubtful Accounts

Trade accounts receivable are a significant asset of ours and the allowance for doubtful accounts is a significant estimate made by management. Trade accounts receivable were $ 1,230 million and $ 914 million at December 31, 2003 and 2002, respectively, net of allowances and after sales of accounts receivable under our accounts receivable facility described in Note 5 "Sale of Accounts Receivable" in our Consolidated Financial Statements. The allowance for doubtful accounts was $ 166 million and $ 160 million at December 31, 2003 and 2002, respectively. The majority of our receivables relates to our dialysis service business in North America.

Dialysis care revenues are recognized and billed at amounts estimated to be received under reimbursement arrangements with third party payors. Medicare and Medicaid programs are billed at pre-determined net realizable rates per treatment that are established by statute or regulation. Most non-governmental payors, including contracted managed care payors, are billed at the Company's standard rates for services net of contractual allowances to reflect the estimated amounts to be received under reimbursement arrangements with these payors.

Estimates for the allowances for doubtful accounts receivable from the dialysis service business are mainly based on past collection history. Specifically, the allowances for the North American operations are based on an analysis of collection experience, recognizing the differences between payors and aging of accounts receivable. From time to time, accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances. The allowances in the International segment and the products business are also based on estimates and consider various factors, including aging, creditor and past collection history.

A significant change in our collection experience, a deterioration in the aging of receivables and collection difficulties could require that we increase our estimate of the allowance for doubtful accounts. Any such additional bad debt charges could materially and adversely affect our future operating results.

Self Insurance Programs

The Company's largest subsidiary is partially self-insured for professional, product and general liability, auto and worker's compensation claims under which the company assumes responsibility for incurred claims up to predetermined amounts above which third party insurance applies. Reported balances for the year include estimates of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts.

Financial Condition and Results of Operations

This section contains forward-looking statements. We made these forward-looking statements based on our management's expectations and beliefs concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Overview

We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In addition we perform clinical laboratory and renal diagnostic testing in the U.S.

Dialysis is a lifesaving treatment for irreversible, lifelong end-stage renal disease, and necessitates multiple treatments per week for the remainder of a patient's life. The provision of dialysis services and the distribution of dialysis products and equipment represents, based on our estimate, an over $ 30 billion worldwide market and it is expected there will be annual patient growth of 5-7%. Patient growth is caused by factors such as the aging population, increasing incidence of diabetes and hypertension, improvements in treatment quality and improving standards of living in developing countries. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition the reimbursement environment significantly influences our business. In the past we experienced and also expect in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.

On December 8, 2003, the Medicare Prescription Drug, Modernization and Improvement Act of 2003 was enacted. Effective January 1, 2005, (1) the dialysis composite rate will increase 1.6%; (2) payments for separately billable dialysis-related medications will be based on acquisition cost, and an amount equal to the difference between acquisition cost and what would have been received under the 2003 reimbursement methodology will be added to the composite rate, and this add-back amount will be subject to an annual update based on the growth in drug spending; and (3) composite rate payments will be subject to a case mix adjustment system, resulting in higher composite rate payments for patients with more complicated medical cases. We expect the rate increase to have a positive effect on our results, and the two remaining changes to have no effect.

Our operations are geographically organized and accordingly we have identified three operating segments, North America, International, and Asia Pacific. For reporting purposes, we have aggregated the International and Asia Pacific segments as "International." We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments.

Our management board member responsible for the profitability and cash flow of each segment's various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States ("U.S. GAAP").

Our management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. Our management believes the most appropriate measure in this regard is operating income, referred to in previous reports and filings as earnings before interest and taxes, or EBIT, which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments' control. In addition to operating income, our management also believes that earnings before interest, taxes, depreciation and amortization, or EBITDA, is helpful for investors as a measurement of our segments' ability to generate cash and to service our financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in our senior credit agreement and the indentures relating to our outstanding trust preferred securities.

You should not consider segment EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. We believe that operating income is the U.S. GAAP financial measure most directly comparable to our computation of EBITDA by segment, and the information in the table below under "Results of Operations" reconciles EBITDA for each of our reporting segments to operating income calculated in accordance with U.S. GAAP. See also Note 22 of the Notes to Consolidated Financial Statements.

Operating Results

The following tables summarize our financial performance and certain operating results by reporting segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

Segment Data

$ in millions	2003	2002
Total revenue		
North America	3,857	3,750
International	1,709	1,363
Totals	**5,566**	**5,113**
Inter-segment revenue		
North America	2	2
International	36	27
Totals	**38**	**29**
Total net revenue		
North America	3,855	3,748
International	1,673	1,336
Totals	**5,528**	**5,084**

Segment Data

$ in millions	2003	2002
EBITDA		
North America	652	630
International	349	292
Corporate	(27)	(16)
Totals	**974**	**906**
Amortization and depreciation		
North America	120	139
International	95	70
Corporate	2	2
Totals	**217**	**211**
Operating Income		
North America	532	491
International	254	222
Corporate	(29)	(18)
Totals	**757**	**695**
Interest income	19	18
Interest expense	(230)	(244)
Income tax expense	(213)	(175)
Minority interest	(2)	(4)
Net income	**331**	**290**

Highlights

The earnings increase in 2003 is characterized by a stabilization of the operating margins. This was a result of two developments:

- improving operating margin in North America. After significant investments into our UltraCare program, which included the conversion to single-use dialyzers, the program now provides returns which contributed to an improvement of the operating margin in North America from 13.1% in 2002 to 13.8% in 2003.
- price pressure in Germany, impact from the politically unstable situation in the Middle East and changes in the distribution system in Asia Pacific which led to a reduction of the operating margins in the International segment from 16.6% in 2002 to 15.2% in 2003.

During 2003, we reached settlements on all litigation relating to activities involving W.R. Grace before the 1996 Merger. We believe that the 2001 special charge for legal matters is sufficient to cover all related costs.

Cash flow provided from operations reached $ 754 million and exceeded the prior year's cash flow from operations by $ 204 million. This favorable development is a result of our focus on receivable collections and $ 132 million of temporary liquidity provided by hedging of certain inter-company financing transactions, which is not expected to reoccur in that magnitude in 2004.

Consolidated Financials

Key Indicators for Consolidated Financials

	2003	2002	Change in % as reported	Change in % at constant exchange rates
Number of treatments	17,821,185	16,383,615	9%	
Same store treatment growth in %	4.9%	4.8%		
Revenue in $ million	5,528	5,084	9%	5%
Gross profit in % of revenue	33.1%	32.6%		
Selling, general and administrative costs in % of revenue	18.5%	18.0%		
Net income in $ million	331	290	14%	10%

Net revenue increased for the year ended December 31, 2003 over the comparable period in 2002 due to growth in revenue in both dialysis care and dialysis products.

Dialysis care revenue grew by 7% to $ 3,978 million (6% at constant exchange rates) in 2003 mainly due to the growth in same store treatments, combined with acquisitions and the transition of billing for Medicare peritoneal dialysis patients from Method II billing to Method I billing. In 2002, peritoneal dialysis patients in the United States were billed by our products division (Method II) for their treatments. Beginning on January 1, 2003, they were billed by our services division (Method I). Dialysis product revenue increased by 13% to $ 1,549 million (3% at constant exchange rates) in the same period.

Gross profit margin improved to 33.1% in the year ended December 31, 2003 from 32.6% for 2002. The increase is primarily a result of reduced dialysis care operating costs and dialysis product margin improvements in North America partially offset by the lower margin in the International segment. Depreciation and amortization expense for 2003 was $ 217 million compared to $ 211 million in 2002.

Approximately 43% of the Company's worldwide revenues are paid by and subject to regulations under governmental health care programs, primarily Medicare and Medicaid, administered by the United States government in both 2003 and 2002, respectively.

Selling, general and administrative costs increased from $ 914 million in 2002 to $ 1,022 million in 2003. Selling, general and administrative costs as a percentage of sales increased from 18.0% in 2002 compared to 18.5% in 2003. This was in part due to the one time pension curtailment gain of $ 12.6 million which reduced our selling, general and administrative costs in 2002. The remaining increase is mainly due to growth in international regions which have higher selling, general and administrative expenses partially offset by $ 19 million of amortization expense for certain patient relationships and other intangible assets acquired in the 1996 Merger which were fully amortized in the fourth quarter of 2002.

Net income for the period was $ 331 million compared to $ 290 million in 2002. Net income in 2002 was impacted by the $ 12 million loss attributable to the early redemption of trust preferred securities.

In 2003, 17.8 million treatments were provided. This represents an increase of 9% over the same period in 2002. Same store treatment growth was 5% with additional growth of 3% from acquisitions. The remaining 1% increase in dialysis treatments was due to the transition of peritoneal dialysis patients from Method II (dialysis products) to Method I (dialysis service) billing in North America.

At December 31, 2003 we owned, operated or managed 1,560 clinics compared to 1,480 clinics at the end of 2002. During 2003, we acquired 42 clinics, opened 76 clinics and combined 38 clinics. The number of patients treated in clinics that we own, operate or manage increased from approximately 112,200 at December 31, 2002 to 119,250 at December 31, 2003.

Average revenue per treatment for world-wide dialysis services decreased from $ 226 to $ 223 mainly due to the transition of peritoneal patients from Method II billing (dialysis products) to Method I (dialysis services).

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment

	2003	2002	Change in %
Number of treatments	12,366,028	11,638,740	6%
Same store treatment growth in %	3.8%	3.6%	
Revenue in $ million	3,855	3,748	3%
EBITDA in $ million	652	630	3%
EBITDA margin in %	16.9%	16.8%	
Depreciation and amortization in $ million	120	139	-14%
Operating income in $ million	532	491	8%
Operating income margin in %	13.8%	13.1%	

Revenue. Net revenue for the North America segment grew in 2003 because dialysis care revenue increased by 4% from $ 3,293 to $ 3,429 million. This was partially offset by a decrease in product sales.

The increase in dialysis care revenue was driven by a 6% increase in treatments. Same store treatment growth was 4% and 1% resulted from acquisitions. A further 2% increase in dialysis treatments was due to a transition of peritoneal dialysis patients from Method II (dialysis products) to Method I (dialysis services). This was offset by a 1% decrease in treatments lost from clinics that were sold or closed and one less treatment day in 2003 compared to 2002. For this year the administration of EPO represented approximately 23% of total revenue.

At the end of 2003, approximately 82,400 patients were being treated in the 1,110 clinics that we own, operate or manage in the North America segment, compared to approximately 79,600 patients treated in 1,080 clinics at the end of 2002. The average revenue per treatment excluding laboratory testing revenue decreased from $ 274 in 2002 to $ 267 in 2003. Including laboratory testing the average revenue per treatment decreased from $ 285 in 2002 to $ 278 during 2003. This was mainly due to the transfer of our Method II patients to Method I.

Dialysis product sales in both 2003 and 2002 include the sales of machines to a third-party leasing company which are leased back by our dialysis services division. Dialysis product sales in 2002 also include Method II peritoneal dialysis revenues for our dialysis services patients. Method II patients were transferred to Method I effective January 1, 2003. Therefore there were no similar Method II revenues recorded in 2003. This reclassification of patients was the main cause of a 6% decrease in dialysis product revenue from $ 454 million in 2002 to $ 426 million in 2003. This was offset by an increase of sales due to the acquisition of the adsorber business of Fresenius AG in 2003.

Our dialysis products division measures its external sales performance based on its sales to the "net available external market." The net available external market excludes machine sales to third parties for machines utilized in the services division and Method II revenues involving our dialysis services division as well as sales to other vertically integrated dialysis companies and sales related to the adsorber business. Net available external market sales increased by 4% in 2003 over the comparable period 2002. The detail is as follows:

Product Sales to Available External Market

$ in millions	**2003**	2002
Dialysis product sales	426	454
less sales to other vertically integrated dialysis companies and to leasing company of dialysis machines leased back	(34)	(42)
less Method II and other	–	(37)
less sales related to adsorber business	(3)	–
Product sales to available external market	**389**	**375**

EBITDA. EBITDA margin increased by 0.1%. This improvement in the margin is mainly a result of completion of the single-use dialyzer conversion which resulted in a reduction of dialysis care operating costs and an increase in product margin. Previous periods had been adversely affected by implementation costs of the single-use dialyzer program. This was partially offset by the pension curtailment gain of $ 12.6 million in 2002.

Operating income. The increase in the operating margin was caused by lower depreciation and amortization as a result of the completion of amortization relating to patient relationships and other intangible assets acquired in the 1996 merger with an estimated useful life ending in the fourth quarter of 2002 and by the same factors causing the increase in the EBITDA margin stated above.

International Segment

Key Indicators for International Segment

	2003	2002	Change in % as reported	Change in % at constant exchange rates
Number of treatments	5,455,157	4,744,875	15%	
Same store treatment growth in %	7.7%	8.1%		
Revenue in $ million	1,673	1,336	25%	11%
EBITDA in $ million	349	292	20%	2%
EBITDA margin in %	20.8%	21.8%		
Depreciation and amortization in $ million	95	70	37%	18%
Operating income in $ million	254	222	14%	-4%
Operating income margin in %	15.2%	16.6%		

Revenue. The increase in net revenues for the International segment resulted from increases in both dialysis care and dialysis product revenues. Acquisitions contributed approximately $ 53 million (4%). Organic growth during the period was 7% ($ 90 million) at constant exchange rates. This increase was improved by a $ 193 million (14%) exchange rate effect due to the continued strengthening of the euro against the U.S. dollar in 2003.

Total dialysis care revenue increased by 32% (18% at constant exchange rates) to $ 550 million in 2003 from $ 416 million in the same period of 2002. This increase is a result of base business growth of $ 40 million combined with $ 36 million in growth from acquisitions improved by approximately $ 58 million due to exchange rate fluctuations.

As of December 31, 2003, approximately 36,850 patients were being treated in 450 clinics that we own, operate or manage in the International segment compared to 32,600 patients treated in 400 clinics at December 31, 2002. The average revenue per treatment increased from $ 88 to $ 101 ($ 90 at constant exchange rates) due to the strengthening of the local currencies against the U.S. dollar and increased reimbursement rates partially offset by growth in countries with reimbursement rates below the average.

Total dialysis product revenue for 2003 increased by 22% (7% at constant exchange rates) to $ 1,123 million.

Including the effects of the acquisitions, the European region revenue increased $ 272 million, a 30% increase (10% increase at constant exchange rates), the Latin America region revenue increased $ 36 million or 24% (30% at constant exchange rates), while the Asia Pacific region revenue increased $ 28 million or 10% (4% at constant exchange rates).

EBITDA. Our EBITDA margin decreased from 21.8% to 20.8%. The main causes of this were price pressure in Europe, especially related to reimbursement changes in Germany which came into effect in the middle of 2003, increased cost of revenue due to the strengthening of the euro, lost revenues due to political instability in the Middle East and changes in the distribution system in Asia Pacific offset by retroactive reimbursement rate increases in Italy, Portugal and Venezuela.

Operating income. Our operating income margin decreased from 16.6% to 15.2%, due to the factors responsible for the decrease of EBITDA margin described above and higher depreciation and amortization mainly as a result of the expansion of production facilities in Europe and Asia Pacific.

Latin America. Our subsidiaries in Latin America contributed approximately 3% of our worldwide revenue and approximately 1% of our operating income in 2003. Our operations in Latin America were affected by the financial crisis and currency devaluations in nearly all currencies in Latin America whereas the Argentine Peso has recovered slightly. Because of these issues, we are experiencing lower than anticipated reimbursement rates, margin pressure and foreign currency exchange losses. In addition, the start-up of production and the entry into the peritoneal dialysis market in Mexico had an adverse effect on our margin in 2003.

In 2003, sales in Latin America increased 24% (30% at constant exchange rates) and operating income increased 21% (17% at constant exchange rates) compared to 2002. A worsening of the crisis in Latin America, a further devaluation of the Latin American currencies against the U.S. dollar or other unfavorable economic developments in Latin America, could result in an impairment of long lived assets and goodwill.

Corporate

We do not allocate "corporate costs" to our segments in calculating segment operating income and EBITDA as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.

Total corporate operating loss was $ (29) million in the year ended December 31, 2003 compared to $ (18) million in the same period of 2002 to a large extent due to currency effects.

The following discussions pertain to our total Company costs:

Interest. Interest expense for 2003 decreased 6% compared to the same period in 2002 due to the charge recorded in the first quarter of 2002 for the redemption of trust preferred securities. See Note 12 "Mandatorily Redeemable Trust Preferred Securities" in the Consolidated Financial Statements.

Income Taxes. The effective tax rate for the year ended December 31, 2003 was 39.0% compared to 37.4% during the same period in 2002. This increase was caused by an increase of additional tax provisions and an increase in German tax rates in 2003.

Liquidity and Capital Resources

Cash Flow

Operations. We generated cash from operating activities of $ 754 million in 2003 and $ 550 million in the comparable period in 2002, an increase of approximately 37% over the prior year. Cash flows benefited from $ 132 million of temporary liquidity provided by hedging of certain intercompany financing transactions, which is not expected to reoccur in that magnitude in 2004, improved accounts receivable collections and lower prepaid expenses and other current assets. We classify the cash outflows from our accounts receivable securitization program in the amount of $ 287 million as a financing activity.

Investing. Cash used in investing activities increased from $ 281 million to $ 369 million mainly because of increased purchases of property, plant and equipment. Capital expenditures for property, plant and equipment net of disposals were $ 276 million for the year ended December 31, 2003 and $ 201 million for the comparable period in 2002. In 2003, capital expenditures were $ 170 million in the North America segment and $ 106 million for the International segment. In 2002, capital expenditures were $ 98 million in the North America segment and $ 103 million for the International segment. The majority of our capital expenditures were used for equipment in new clinics, the buyout of the Ogden lease, improvements to existing clinics, and expansion of production facilities. Net capital expenditures were approximately 5% of total revenue.

In 2003, we paid approximately $ 92 million ($ 40 million for the North American segment and $ 52 million for the International segment) cash for acquisitions consisting primarily of the adsorber business acquired from Fresenius AG and dialysis clinics. In accordance with the requirements of the pooling agreements relating to outstanding Ordinary shares and Preference shares, the acquisition of the Fresenius AG adsorber business was approved by our independent directors. In the same period in 2002, we paid approximately $ 80 million ($ 38 million for the North American segment and $ 42 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics.

Financing. Net cash used in financing was $ 416 million in 2003 compared to $ 265 million in the same period of 2002. Our financing needs decreased due to higher operating cash flow partially offset by higher payments for investing activities, higher dividend payments and payments for the redemption of the FMCH Class D Preferred Stock. Cash on hand was $ 48 million at December 31, 2003 compared to $ 65 million at December 31, 2002.

On February 21, 2003, we entered into an amended and restated bank agreement (hereafter, the "2003 Senior Credit Agreement") with Bank of America N.A, Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia and certain other lenders (collectively, the "Lenders"), pursuant to which the Lenders have made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to $ 1.5 billion through three credit facilities. On August 22, 2003, the 2003 Senior Credit Agreement was amended so that, in effect, the aggregate amount of $ 1.5 billion was voluntarily reduced to $ 1.4 billion and the interest rate on a new term loan facility (Loan C) was 25 basis points lower than the interest rate on Loan B which was repaid. Funds available under this agreement were used to refinance the previous credit agreement's outstanding balances and to pay down $ 287 million of our accounts receivable facility.

On March 28, 2003, Fresenius Medical Care Holdings, Inc. ("FMCH") redeemed all of its outstanding shares of Class D Special Dividend Preferred Stock ("Class D Shares") at a total cash outflow of approximately $ 9 million.

On February 14, 2002, we redeemed the entire $ 360 million amount outstanding of our 9% Trust Preferred Securities due 2006, utilizing funds borrowed under our 1996 senior credit agreement. A loss of $ 12 million after tax was incurred as a result of the early redemption of debt, consisting of $ 16 million of redemption premiums plus a $ 4 million write-off of associated debt issuance costs, less a $ 8 million tax benefit.

Further financing was provided by Fresenius AG at different levels throughout the year. As of December 31, 2003 the balance outstanding was $ 30 million.

Dividends

Consistent with prior years, we will continue to follow an earnings-driven dividend policy. The Managing board and the supervisory board will propose a dividend of € 1.02 per Ordinary share (2002: € 0.94) and € 1.08 per Preference share (2002: € 1.00) for shareholder approval at the annual general meeting on May 27, 2004. The total expected dividend payment is approximately € 99.7 million. Our 2003 Senior Credit Agreement limits disbursement of dividends and other restricted payments during 2004 to $ 150 million.

Liquidity

Our primary sources of liquidity have historically been cash from operations, cash from short-term borrowings as well as from long-term debt from third parties and from related parties and cash from issuance of Preference shares and trust preferred securities. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 72% of our revenues are generated from providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the year ended December 31, 2003, approximately 43% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes may affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. Furthermore cash from operations depends on the collection of accounts receivable. We may face difficulties in enforcing and collecting accounts receivable under some countries' legal systems. Some customers and governments may have longer payment cycles. This could have a material adverse effect on our capacity to generate cash flow.

Cash from short-term borrowings can be generated by selling interests in accounts receivable (accounts receivable facility) and by borrowing from our parent Fresenius AG. Long-term financing is provided by the revolving portion and term loans under our 2003 Senior Credit Agreement and has been provided through the issuance of our trust preferred securities. We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs.

The proceeds of Loan C, together with cash from operations, were used to voluntarily and permanently repay Loan B, a $ 500 million term loan facility under the 2003 Senior Credit Agreement. We used the initial borrowings under the 2003 Senior Credit Agreement to refinance outstanding borrowings under our prior senior credit agreement and to repay $ 287 million of the accounts receivable facility.

At December 31, 2003, we had approximately $ 463 million of borrowing capacity available under the revolving portion of our 2003 Senior Credit Agreement.

Our Senior Credit Agreement and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2003 Senior Credit Agreement, we are obligated to maintain a minimum consolidated net worth and a minimum consolidated fixed charge ratio (ratio of earnings before interest, taxes, depreciation, amortization and rent to fixed charges) and we have to maintain a certain consolidated leverage ratio (ratio of consolidated funded debt to adjusted EBITDA).

Our 2003 Senior Credit Agreement and our indentures include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and other restricted payments (limited to $ 130 million in 2003, increasing to $ 150 million in 2004), create liens or make capital expenditures, investments or acquisitions. The breach of any of the covenants could result in a default under the 2003 Senior Credit Agreement or the notes, which could, in turn, create additional defaults under the agreements relating to our other long-term indebtedness. In default, the outstanding balance under the 2003 Senior Credit Agreement becomes due at the option of the Lenders. As of December 31, 2003, we are in full compliance with all financial covenants under the 2003 Senior Credit Agreement.

After redemption of $ 360 million aggregate liquidation amount of 9% trust preferred securities on February, 14, 2002, our long-term financing under our remaining trust preferred securities begins to come due in February 2008. However, Loan C under our amended 2003 Senior Credit Agreement will become due on October 31, 2007 if our trust preferred securities due February 1, 2008 are not repaid or refinanced or their maturity is not extended prior to that date.

National Medical Care, Inc. ("NMC"), our subsidiary, has an asset securitization facility (the "accounts receivable facility") whereby receivables of NMC and certain affiliates are sold to NMC Funding Corporation (the "Transferor"), a wholly-owned subsidiary of NMC, and subsequently the Transferor transfers and assigns percentage ownership interests in the receivables to certain bank investors. The amount of the accounts receivable facility was last amended on October 23, 2003, when we extended its maturity to October 22, 2004. Funds from the 2003 Senior Credit Agreement were used to pay down $ 287 million of the accounts receivable facility in 2003.

Our capacity to generate cash from the accounts receivable facility depends on the availability of sufficient accounts receivable that meet certain criteria defined in the agreement with the third party funding corporation. A lack of availability of such accounts receivable could have a material impact on our capacity to utilize the facility for our financial needs.

The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate provides for payment of $ 115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement.

We are subject to a tax audit in Germany and as a result may be required to make additional tax payments. The potential payments will not affect earnings, as the related taxes have been fully accrued. We are currently not in a position to determine the timing of these payments which may become payable in 2004.

Obligations

The following table summarizes, as of December 31, 2003, our obligations and commitments to make future payments under our long-term debt, trust preferred securities and other long term obligations, and our commitments and obligations under lines of credit and letters of credit.

Contractual Cash Obligations

$ in millions	Total	Payments due by period of		
		1 Year	2 – 5 Years	Over 5 Years
Trust Preferred Securities	1,242	–	644	598
Long Term Debt	1,192	86	709	397
Capital Lease Obligations	10	4	5	1
Operating Leases	1,091	237	589	265
Unconditional Purchase Obligations	220	94	126	–
Other Long-term Obligations	5	5	–	–
	3,760	**426**	**2,073**	**1,261**

Available Sources of Liquidity

$ in millions	Total	Expiration per period of		
		1 Year	2 – 5 Years	Over 5 Years
Unused Senior Credit Lines	463	–	463	–
Other Unused Lines of Credit	96	96	–	–
	559	**96**	**463**	**–**

The amount of guarantees and other commercial commitments at December 31, 2003 is not significant.

Borrowings

Short-term borrowings of $ 89 million and $ 125 million at December 31, 2003, and 2002, respectively, represent amounts borrowed by certain of our subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2003 and 2002 was 3.38% and 4.67%, respectively. (For information regarding short-term borrowings from affiliates see Note 3b) in the Consolidated Financial Statements.)

Excluding amounts available under the 2003 Senior Credit Agreement (as described below), at December 31, 2003, we had $ 96 million available under such commercial bank agreements. Some of these lines of credit are secured by the individual borrowers' accounts receivable and contain various covenants including, but not limited to, requirements for maintaining defined levels of working capital, net worth, capital expenditures and certain financial ratios.

On February 21, 2003, we entered into an amended and restated senior credit agreement with Bank of America N.A, Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia, and certain other financial institutions (collectively, the "Lenders"). Pursuant to the agreement, the Lenders made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to $ 1.5 billion through three credit facilities. On August 22, 2003 the 2003 Senior Credit Agreement was amended so that, in effect, the aggregate amount was voluntarily reduced to $ 1.4 billion and the interest rate on a new term loan facility (Loan C) was 25 basis points lower than Loan B, which was repaid.

The credit facilities are a revolving facility of $ 500 million a term loan facility of $ 500 million (Loan A) and a term loan facility of $ 400 million (Loan C).

In 2001, we issued four tranches of senior notes ("Euro Notes") totaling € 128.5. The first tranche was for € 80 million with a fixed interest rate of 6.16% and the second and third tranches for € 28.5 million and € 15 million, respectively, with variable interest rates which averaged 3.84% in 2003 and 4.78% in 2002. The final tranche was for € 5 million at a fixed rate of 5.33%. All four tranches have a maturity date of July 13, 2005. Both floating rates are tied to the EURIBOR rate.

Recently Issued Accounting Standards

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. We adopted SFAS No. 143 as of January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on our financial statements.

In April 2002, the FASB issued SFAS No. 145 *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* SFAS No. 145 rescinds SFAS No. 4, SFAS No. 64 related to classifications of gains and losses on debt extinguishments such that most debt extinguishment gains and losses will no longer be classified as extraordinary. SFAS No. 145 also amends SFAS No. 13, with respect to certain sale-leaseback transactions. We adopted SFAS No. 145 in regard to SFAS No. 4 on January 1, 2003. In the first quarter of 2002, we recorded an extraordinary loss of $ 11.8 million, net of taxes of $ 7.7 million, as a result of the early redemption of debt (see Note 12). This loss is no longer presented as an extraordinary loss upon the adoption of SFAS No. 145. We adopted the other provisions of SFAS No. 145 effective April 1, 2002.

In June 2002, the FASB issued SFAS No. 146 *Accounting for Costs Associated with Exit or Disposal Activities*. The standard requires companies to recognize costs associated with exit or disposal activities when liabilities are incurred. SFAS No. 146 replaces EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)*. This statement is applied prospectively to exit or disposal activities initiated after December 31, 2002.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 ("FIN 45") *Guarantor's Accounting and Disclosure Requirements for Guarantees of Indebtedness of Others*. FIN 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is, the obligation to stand ready to perform in the event that special triggering events or conditions occur. The initial recognition and measurement provisions are applicable prospectively to guarantees issued or modified after December 31, 2002. FIN 45 also clarifies and expands the disclosure requirements related to guarantees, including product warranties. FIN 45 does not materially impact the Company's financial statements.

On April 3, 2003, the Financial Accounting Standards Board issued SFAS No. 14 *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This Statement is effective for contracts entered into or modified after June 30, 2003. This adoption did not have any impact on our financial statements.

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150 *Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity*. This Statement requires an issuer to classify certain financial instruments with the characteristics of both liabilities and equity as a liability (or asset in some circumstances) instead of equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. This adoption did not have any impact on our financial statements.

In December 2003 the Financial Accounting Standards Board issued SFAS No. 132 (revised 2003) *Employers Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88 and 106*. This statement extends the publishing rules for pension liabilities according to SFAS No. 132. The accounting and valuation principles remain unchanged.

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46R *Consolidation of Variable Interest Rate Entities (revised)* ("FIN 46R") which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaced FASB Interpretation No. 46 *Consolidation of Variable Interest Rate Entities* which was issued in January 2003.

The Company is required to apply FIN 46R for special purpose entities as of December 31, 2003 and for all other Variable Interest Entities ("VIEs") as of March 31, 2004. The Company is not involved with any special purpose entity which required initial consolidation as of December 31, 2003 and will apply FIN 46R on March 31, 2004 for all VIEs .

We are party to various arrangements with certain dialysis clinics to provide management services, financing and product supply. Some of these clinics are variable interest entities. Under FIN 46R these clinics will be consolidated if we are the primary beneficiary. We also participate in a joint venture which is engaged in the perfusion business. The arrangements with the joint venture partner are such that the joint venture qualifies as a variable interest entity and we are the primary beneficiary. These variable interest entities generate approximately $ 153 million in annual revenue. This includes approximately $ 14 million related to variable interest entities in which we are not the primary beneficiary. We have investments, other long term assets and receivables of approximately $ 42 million which represent our maximum exposure to loss as a result of our involvement with the variable interest entities.

Quantitative and Qualitative Disclosures About Market Risk

Market Risk

Our businesses operate in highly competitive markets and are subject to changes in business, economic and competitive conditions. Our business is subject to:

- changes in reimbursement rates;
- intense competition;
- foreign exchange rate fluctuations;
- varying degrees of acceptance of new product introductions;
- technological developments in our industry;
- uncertainties in litigation or investigative proceedings and regulatory developments in the health care sector; and
- the availability of financing.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Reimbursement Rates

We obtained approximately 43% of our worldwide revenue for 2003 from sources subject to regulations under U.S. government health care programs. In the past, U.S. budget deficit reduction and health care reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future.

We also obtain a significant portion of our net revenues from reimbursement by non-government payors. Historically, these payors' reimbursement rates generally have been higher than government program rates in their respective countries. However, non-governmental payors are imposing cost containment measures that are creating significant downward pressure on reimbursement levels that we receive for our services and products.

Inflation

The effects of inflation during the periods covered by the consolidated financial statements have not been significant to our results of operations. However, most of our net revenues from dialysis care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations.

Management of Currency and Interest Rate Risks

We are primarily exposed to market risk from changes in foreign currency exchange rates and changes in interest rates. In order to manage the risks from these foreign currency exchange rate and interest rate fluctuations, we enter into various hedging transactions with investment grade financial institutions as authorized by the management board. We do not contract for financial instruments for trading or other speculative purposes.

We conduct our financial instrument activity under the control of a single centralized department. We have established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

Foreign Currency Exposure

We conduct our business on a global basis in several major international currencies, although our operations are primarily in the United States and Germany. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of our international operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. We have translated the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

Our exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, and lendings and borrowings, including intercompany borrowings. We sell significant amounts of products from our manufacturing facilities in Germany to our other international operations. In general, our German sales are denominated in euro. Consequently, our subsidiaries are exposed to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. We employ, to a limited extent, forward contracts and options to hedge our currency exposures. Our policy, which has been consistently followed, is that forward currency contracts and options be used only for hedging foreign currency exposures.

Our foreign exchange contracts contain credit risk, in that our bank counterparties may be unable to meet the terms of the agreements. We monitor the potential risk of loss with any one party from this type of risk. Our management does not expect any material losses as a result of default by the other parties. The table below provides information about our foreign exchange forward contracts at December 31, 2003. The information is provided in U.S. dollar equivalent amounts. The table presents the notional amounts by year of maturity, the fair values of the contracts, which show the unrealized net gain (loss) on existing contracts as of December 31, 2003, and the credit risk inherent to those contracts with positive market values as of December 31, 2003. All contracts expire within 36 months after the reporting date.

Foreign Currency Risk Management

December 31, 2003 $ in thousands	Nominal Amount 2004	 2005	 2006	 Total	Fair Value	Credit Risk
Purchase of EUR against USD	502,273	14,427	359,743	876,443	91,858	91,858
Sale of EUR against USD	5,908	–	–	5,908	(428)	–
Purchase of EUR against others	240,798	21,685	–	262,483	10,759	11,738
Sale of EUR against others	29,529	–	–	29,529	66	234
Others	34,331	8,661	–	42,992	(71)	951
Total	**812,839**	**44,773**	**359,743**	**1,217,355**	**102,184**	**104,781**

A summary of the high and low exchange rates for the euro to U.S. dollars and the average exchange rates for the last five years is set forth below. The Deutsche Mark ("DM") was replaced by the euro ("€") in the foreign exchange markets beginning in 1999 at a fixed conversion rate of DM 1.95583 = € 1.

December 31, 2003	Year's High	Year's Low	Year's Average	Year's Close
1999 $ per €	1.1790	1.0015	1.0658	1.0046
2000 $ per €	1.0388	0.8252	0.9236	0.9305
2001 $ per €	0.9545	0.8384	0.8956	0.8813
2002 $ per €	1.0487	0.8578	0.9454	1.0487
2003 $ per €	1.2630	1.0377	1.1312	1.2630

Interest Rate Exposure

We are exposed to changes in interest rates that affect our variable-rate based borrowings. We enter into debt obligations and into accounts receivable financings to support our general corporate purposes including capital expenditures and working capital needs. We enter into derivatives, particularly interest rate swaps, to protect interest rate exposures arising from long-term and short-term borrowings and our accounts receivable securitization programs at floating rates by effectively swapping them into fixed rates. Under interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount.

Our subsidiary, National Medical Care, has entered into dollar interest rate swap agreements with various commercial banks for notional amounts totaling $ 950 million as of December 31, 2003. National Medical Care entered into all of these agreements for purposes other than trading.

The dollar interest rate swaps effectively change National Medical Care's interest rate exposure on the majority of its variable-rate loans under our senior credit agreement ($ 912 million outstanding as of December 31, 2003), loans extended to us by Fresenius AG ($ 30 million outstanding as of December 31, 2003), and the drawdowns under our receivables financing facility (drawn as of December 31, 2003, $ 158 million) to a fixed interest rate of 5.45%. Our accounts receivable financing facility has been reflected in our consolidated financial statements as a reduction to accounts receivable.

The dollar interest rate swap agreements expire at various dates between January 2004 and December 2009. At December 31, 2003, the fair value of these agreements is $ (71.3) million.

The table below presents principal amounts and related weighted average interest rates by year of maturity for the various dollar interest rate swap agreements and for our significant fixed-rate long-term debt obligations.

Dollar Interest Rate Exposure

December 31, 2003 $ in millions	2004	2005	2006	2007	2008	Thereafter	Totals	Fair Value 2003
Principal payments on Senior Credit Agreement								
Variable interest rate = 3.15 %	68	104	104	254	4	378	912	912
Interest rate swap agreements								
Notional amount	150		250	200	100	250	950	(71)
Average fixed pay rate = 5.45 %	6.51%		4.60%	6.61%	4.86%	4.99%	5.45%	
Receive rate = 3-month US-$-LIBOR								
Company obligated mandatorily redeemable preferred securities of Fresenius Medical Care Capital Trusts								
Fixed interest rate = 7.875% / issued in 1998					450		450	477
Fixed interest rate = 7.375% / issued in 1998 (denominated in DM)					194		194	205
Fixed interest rate = 7.875% / issued in 2001						225	225	241
Fixed interest rate = 7.375% / issued in 2001 (denominated in euro)						379	379	402

Our subsidiaries FMC Japan and Fresenius Kawasumi have entered into Yen denominated interest rate swap agreements and a Yen-denominated interest rate cap agreement with a commercial bank for a notional amount of Yen 1,885 million as of December 31, 2003. The swaps change FMC Japan's and Fresenius Kawasumi's interest rate exposures on their variable-rate bank loans (Yen 1,249 million outstanding as of December 31, 2003) to a fixed interest rate of 2.99% on average. The Yen denominated interest rate swap agreements expire between March 2009 and June 2011. The cap agreement limits the interest rate risk for a notional amount of Yen 636 million as of December 31, 2003 to 2.8%. At December 31, 2003, the fair value of these agreements is $ (0.47) million. The terms of the Yen-denominated interest rate hedge agreements, especially the notional amounts outstanding at any specific point of time, match the terms of the bank loans which have been borrowed from the same bank that is counterparty in the swap and cap agreements. The amount of the bank borrowings and the notional amounts of both the swap agreements and the cap agreement always coincide until the final maturities when the bank debts are completely repaid and the swap and cap agreements expire.

Compensation of Our Management Board and Our Supervisory Board

For the year ended December 31, 2003, we paid aggregate cash compensation to all members of the management board of € 3.4 million.

The aggregate compensation fees to all members of the supervisory board was € 0.4 million including compensation to Dr. Krick for his duties as Chairman of the supervisory board. We pay an annual retainer fee to each member of the supervisory board, with the Chairman paid twice that amount and the Deputy Chairman paid 150% of that amount. We reimburse supervisory board members for their reasonable travel and accommodation expenses incurred with respect to their duties as supervisory board members. The aggregate compensation reported above does not include amounts paid as fees for services rendered by certain business or professional entities with which some of the supervisory board members are associated.

During 2003 we awarded no options to members of the management board to purchase our Preference shares with or without stock price targets under the new FMC International 2001 Plan.

At December 31, 2003 management board members held options to acquire 99,600 Preference shares, all of which were exercisable at a weighted average exercise price of € 36.49 under FMC 98 Plan 2 and 239,250 options, of which 27,460 are exercisable under the FMC 2001 stock incentive plan.

During 1999, the Company granted to a member of the management board a five-year loan of $ 2 million with interest at 6.0% per annum. This loan was repaid in 2003.

Consolidated Statements of Operations

$ in thousands, except share data	Note	2003	2002
Net revenue			
Dialysis Care	1j)	3,978,344	3,708,903
Dialysis Products		1,549,165	1,375,194
	22	**5,527,509**	**5,084,097**
Costs of revenue			
Dialysis Care		2,871,592	2,713,341
Dialysis Products		827,014	714,736
		3,698,606	**3,428,077**
Gross profit		1,828,903	1,656,020
Operating expenses			
Selling, general and administrative		1,021,781	913,620
Research and development	1k)	49,687	47,433
Operating income		**757,435**	**694,967**
Other (income) expense			
Interest income		(19,089)	(18,053)
Interest expense		230,848	244,570
Income before income taxes and minority interest		545,676	468,450
Income tax expense	1l), 17	212,714	175,074
Minority interest		1,782	3,586
Net income		**331,180**	**289,790**
Basic income per Ordinary share		**3.42**	**3.00**
Fully diluted income per Ordinary share		**3.42**	**3.00**
Basic income per Preference share		**3.49**	**3.06**
Fully diluted income per Preference share		**3.49**	**3.06**

See accompanying notes to Consolidated Financial Statements.

Consolidated Balance Sheets

$ in thousands, except share data at December 31	Note	2003	2002
Assets			
Current assets			
Cash and cash equivalents	1c)	48,427	64,793
Trade accounts receivable, less allowance for doubtful accounts of $ 166,385 in 2003 and $ 159,763 in 2002	5	1,229,503	914,302
Accounts receivable from related parties	3	50,456	41,332
Inventories	6	444,738	372,222
Prepaid expenses and other current assets		253,365	239,172
Deferred taxes	1l), 17	179,639	189,879
Total current assets		**2,206,128**	**1,821,700**
Property, plant and equipment, net	1f), 7	1,089,146	917,868
Intangible assets	1g), 8	582,103	550,321
Goodwill	1g), 8	3,288,348	3,192,651
Deferred taxes	1l), 17	35,541	35,741
Other assets		302,054	261,668
Total assets		**7,503,320**	**6,779,949**

See accompanying notes to Consolidated Financial Statements.

Consolidated Balance Sheets

$ in thousands, except share data at December 31	Note	2003	2002
Liabilities and shareholders' equity			
Current liabilities			
Accounts payable		177,824	185,949
Accounts payable to related parties	3	128,703	98,992
Accrued expenses and other current liabilities	9	553,830	469,228
Accrual for special charge for legal matters	2, 19	138,154	191,130
Short-term borrowings	10	89,417	124,964
Short-term borrowings from related parties	3b)	30,000	6,000
Current portion of long-term debt and capital lease obligations	10	90,365	22,394
Income tax payable	1l), 17	178,111	178,690
Deferred taxes	1l), 17	26,077	18,027
Total current liabilities		**1,412,481**	**1,295,374**
Long-term debt and capital lease obligations, less current portion	10	1,111,624	1,089,210
Other liabilities		128,615	154,859
Pension liabilities	11	100,052	96,152
Deferred taxes	1l), 17	250,446	169,372
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	12	1,242,317	1,145,281
Minority interest	13	14,105	22,522
Total liabilities		**4,259,640**	**3,972,770**
Shareholders' equity			
Preference shares, no par, € 2.56 nominal value, 53,597,700 shares authorized, 26,213,979 issued and outstanding		69,616	69,540
Ordinary shares, no par, € 2.56 nominal value, 70,000,000 shares authorized, issued and outstanding		229,494	229,494
Additional paid-in capital		2,741,362	2,736,913
Retained earnings		378,014	154,595
Accumulated other comprehensive loss	21	(174,806)	(383,363)
Total shareholders' equity	14	**3,243,680**	**2,807,179**
Total liabilities and shareholders' equity		**7,503,320**	**6,779,949**

See accompanying notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

$ in thousands	Note	2003	2002
Operating Activities			
Net income		331,180	289,790
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:			
Depreciation and amortization	22	216,377	210,555
Loss on early redemption of trust preferred securities, net of tax	12	–	11,777
Change in deferred taxes, net		91,312	58,449
(Gain) loss on sale of fixed assets		(50)	690
Compensation expense related to stock options	1s), 16	1,456	1,126
Cash inflow from Hedging		131,654	24,542
Changes in assets and liabilities, net of amounts from businesses acquired:			
Trade accounts receivable, net	5	53,563	(13,124)
Inventories	6	(22,993)	(6,519)
Prepaid expenses, other current and non-current assets		60,155	17,670
Accounts receivable from/ payable to related parties		7,199	3,228
Accounts payable, accrued expenses and other current and non-current liabilities		(92,316)	(42,518)
Income tax payable	1l), 17	(23,518)	(5,748)
Net cash provided by operating activities		**754,019**	**549,918**

See accompanying notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

$ in thousands	Note	2003	2002
Investing Activities			
Purchases of property, plant and equipment	1f), 22	(291,260)	(239,160)
Proceeds from sale of property, plant and equipment	1f), 22	14,826	37,783
Acquisitions and investments, net of cash acquired	4, 22, 23	(92,190)	(79,835)
Net cash used in investing activities		**(368,624)**	**(281,212)**
Financing Activities			
Proceeds from short-term borrowings	10	102,678	88,639
Repayments of short-term borrowings	10	(153,911)	(68,255)
Proceeds from short-term borrowings from related parties	3b)	94,787	49,120
Repayments of short-term borrowings from related parties	3b)	(70,787)	(58,125)
Proceeds from long-term debt	10	982,825	417,098
Principal payments of long-term debt and capital lease obligations	10	(968,888)	(246,566)
Redemption of trust preferred securities	12	–	(376,200)
(Decrease) increase of accounts receivable securitization program		(287,251)	3,249
Proceeds from exercise of stock options	16	1,600	550
Dividends paid	14	(107,761)	(76,743)
Redemption of Series D Preferred Stock of subsidiary		(8,906)	–
Change in other minority interest		(266)	2,095
Net cash used in financing activities		**(415,880)**	**(265,138)**
Effect of exchange rate changes on cash and cash equivalents		**14,119**	**(347)**
Cash and Cash Equivalents			
Net (decrease) increase in cash and cash equivalents		(16,366)	3,221
Cash and cash equivalents at beginning of period		64,793	61,572
Cash and cash equivalents at end of period		**48,427**	**64,793**

See accompanying notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

$ in thousands, except share data

	Note	Preference Shares Number of shares	Preference Shares No par value	Ordinary Shares Number of shares	Ordinary Shares No par value
Balance at December 31, 2001		**26,176,508**	**69,512**	**70,000,000**	**229,494**
Proceeds from exercise of options	16	12,067	28		
Compensation expense related to stock options	16				
Dividends paid	14				
Comprehensive income					
Net income					
Other comprehensive income related to:					
Cash Flow Hedges	21				
Foreign currency translation adjustment	21				
Minimum pension liability	11, 21				
Comprehensive income					
Balance at December 31, 2002		**26,188,575**	**69,540**	**70,000,000**	**229,494**
Proceeds from exercise of options	16	25,404	76		
Compensation expense related to stock options	16				
Dividends paid	14				
Transaction under common control with Fresenius AG	3d)				
Comprehensive Income					
Net income					
Other comprehensive income related to:					
Cash Flow Hedges	21				
Foreign currency translation adjustment	21				
Minimum Pension Liability	11, 21				
Comprehensive income					
Balance at December 31, 2003		**26,213,979**	**69,616**	**70,000,000**	**229,494**

See accompanying notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

$ in thousands, except share data	Note	Additional paid in capital	Retained earnings (deficit)	Accumulated other comprehensive loss: Foreign currency translation	Cash Flow Hedges	Minimum Pension Liability	Total
Balance at December 31, 2001		**2,735,265**	**(58,452)**	**(308,392)**	**(50,683)**	**–**	**2,616,744**
Proceeds from exercise of options	16	522					550
Compensation expense related to stock options	16	1,126					1,126
Dividends paid	14		(76,743)				(76,743)
Comprehensive income							
Net income			289,790				289,790
Other comprehensive income related to:							
Cash Flow Hedges	21				33,501		33,501
Foreign currency translation adjustment	21			(38,432)			(38,432)
Minimum pension liability	11, 21					(19,357)	(19,357)
Comprehensive income							265,502
Balance at December 31, 2002		**2,736,913**	**154,595**	**(346,824)**	**(17,182)**	**(19,357)**	**2,807,179**
Proceeds from exercise of options	16	1,524					1,600
Compensation expense related to stock options	16	1,456					1,456
Dividends paid	14		(107,761)				(107,761)
Transaction under common control with Fresenius AG	3d)	1,469					1,469
Comprehensive income							
Net income			331,180				331,180
Other comprehensive income related to:							
Cash Flow Hedges	21				22,029		22,029
Foreign currency translation adjustment	21			200,578			200,578
Minimum Pension Liability	11, 21					(14,050)	(14,050)
Comprehensive income							539,737
Balance at December 31, 2003		**2,741,362**	**378,014**	**(146,246)**	**4,847**	**(33,407)**	**3,243,680**

See accompanying notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

($ in thousands, except share data)

1 The Company and Summary of Significant Accounting Policies

Fresenius Medical Care AG and subsidiaries ("FMS" or the "Company"), is an integrated provider of kidney dialysis products and dialysis care. FMS was created by conversion of Sterilpharma GmbH, a limited liability company incorporated in 1975, into a stock corporation (Aktiengesellschaft). The resolutions for this conversion were adopted by a shareholder meeting on April 17, 1996. On September 30, 1996, FMS initiated a series of transactions to consummate an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius AG and W.R. Grace & Co. ("W.R. Grace"). Pursuant to that Agreement, Fresenius AG contributed Fresenius Worldwide Dialysis or FWD, its global dialysis business, including its controlling interest in Fresenius USA, Inc. ("FUSA"), in exchange for FMS Ordinary shares. Thereafter, FMS, in exchange for Ordinary shares, acquired: (1) all of the outstanding Common stock of W.R. Grace, whose sole business at the time of the transaction consisted of National Medical Care, Inc. ("NMC"), its global dialysis business; and (2) the publicly-held minority interest of FUSA.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Summary of Significant Accounting Policies

a) Principles of Consolidation

The consolidated financial statements include all material companies in which the Company has legal or effective control. The equity method of accounting is used for investments in associated companies (20% to 50% owned). All significant intercompany transactions and balances have been eliminated.

b) Classifications

Certain items in prior years' consolidated financial statements may have been reclassified to conform with the current year's presentation. Net operating results have not been affected by the reclassifications.

c) Cash and Cash Equivalents

Cash and cash equivalents represent cash and certificates of deposit with original maturity dates of three months or less at origination.

d) Allowance for Doubtful Accounts
Estimates for the allowances for accounts receivable from the dialysis service business are mainly based on past collection history. Specifically, the allowances for the North American services division are based on an analysis of collection experience, recognizing the differences between payors and aging of accounts receivable. From time to time, accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances. The allowances in the international segment and the products business are based on estimates and consider various factors, including aging, creditor and past collection history.

e) Inventories
Inventories are stated at the lower of cost (determined by using the average or first-in, first-out method) or market value.

f) Property, Plant and Equipment
Property, plant, and equipment are stated at cost less accumulated depreciation. Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. Property and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease, less accumulated depreciation. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years for buildings and improvements with a weighted average life of 12 years and 3 to 15 years for machinery and equipment with a weighted average life of 8 years. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 2003 and 2002 was $ 920 and $ 3,248, respectively.

g) Goodwill and Intangible Assets
In accordance with SFAS No. 141, *Business Combinations*, the Company applies the purchase method for all business combinations. Intangible assets acquired in a purchase method business combination are recognized and reported apart from goodwill, pursuant to the criteria specified by SFAS No. 141.

The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Pursuant to SFAS No. 142, intangible assets with finite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, (*Accounting for Impairment or Disposal of Long-Lived Assets* (see Note m) Impairment).

As of January 1, 2002, in accordance with SFAS No. 142, goodwill and identifiable intangibles with indefinite lives are no longer amortized, but tested annually for impairment. The Company identified trade names and management contracts as intangible assets with indefinite useful lives.

To evaluate the recoverability of goodwill, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. At least once a year the Company compares the fair value of each reporting unit to the reporting unit's carrying amount. Fair value is determined using a discounted cash flow approach. In the case that the fair value of the reporting unit is less than its book value, a second step is performed which compares the fair value of the reporting unit's goodwill to the carrying value of its goodwill. If the fair value of the goodwill is less than the book value, the difference is recorded as an impairment.
To evaluate the recoverability of intangible assets with indefinite useful lives, the Company compares the fair values of intangible assets with their carrying value. An intangible asset's fair value is determined using a discounted cash flow approach and other appropriate methods.

h) Derivative Financial Instruments
The Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended by SFAS No. 138 and SFAS No. 149. The Company utilizes derivative financial instruments including forward currency contracts and interest rate swaps. SFAS No. 133 requires all derivatives to be recognized as assets or liabilities at fair value.

Changes in the fair value of foreign currency forward contracts designated and qualifying as effective cash flow hedges of forecasted transactions are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of the forecasted transaction in the same period as the forecasted transaction affects earnings.

Changes in the fair value of interest rate swaps that are designated as cash flow hedges and effectively convert variable interest payments into fixed interest payments are deferred in accumulated other comprehensive income. The interest rate agreements are accounted for on an accrual basis, i.e. the interest payable and the interest rate receivable under the terms of the swaps are accrued and recorded as an adjustment to the interest or related expense of the designated liability or obligation.

Amounts due from and payable to the counterparties of interest rate swaps are recorded on an accrual basis at each reporting date at amounts computed by reference to the respective interest rate swap contract. Realized gains and losses that occur from the early termination or expiration of contracts are deferred and recorded in income over the remaining period of the original swap agreement if the corresponding debt is still outstanding. Gains and losses arising from interest differential on contracts that hedge specific borrowings are recorded as a component of interest expense over the life of the contract. In the event the hedged asset or liability is terminated, sold, or otherwise disposed of, the gain or loss on the interest rate swap would be matched with the offsetting gain or loss of the related item (see Note 20).

i) Foreign Currency Translation

For purposes of these consolidated financial statements, the U.S. dollar is the reporting currency. The Company follows the provisions of SFAS No. 52, *Foreign Currency Translation*. Substantially all assets and liabilities of the parent company and all non-U.S. subsidiaries are translated at year-end exchange rates, while revenues and expenses are translated at exchange rates prevailing during the year. Adjustments for foreign currency translation fluctuations are excluded from net earnings and are reported in accumulated other comprehensive income. In addition, the translation adjustments of certain intercompany borrowings, which are considered foreign equity investments, are reported in accumulated other comprehensive income.

j) Revenue Recognition Policy

Dialysis care revenues are recognized on the date services and related products are provided and the payor is obligated to pay at amounts estimated to be received under reimbursement arrangements with third party payors. Medicare and Medicaid in North America and programs involving other government payors in the International segment are billed at pre-determined rates per treatment that are established by statute or regulation. Most non-governmental payors, including contracted managed care payors, are billed at our standard rates for services net of contractual allowances to reflect the estimated amounts to be received under reimbursement arrangements with these payors. Dialysis product revenues are recognized when title to the product passes to the customers either at the time of shipment, upon receipt by the customer or upon any other terms that clearly define passage of title. As product returns are not typical, no return allowances are established. In the event a return is required, the appropriate reductions to sales, accounts receivables and cost of sales are made.

A minor portion of International product revenue is generated from arrangements which give the customer, typically a health care provider, the right to use dialysis machines. In the same contract the customer agrees to purchase the related treatment disposables at a price marked up from the standard price list. FMS does not recognize revenue for the delivery of the dialysis machine but recognizes revenue, including the mark-up on the sale of disposables.

k) Research and Development expenses

Research and development expenses are expensed as incurred.

l) Income Taxes

In accordance with SFAS No. 109, *Accounting for Income Taxes*, deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amount of the deferred tax assets unless it is more likely than not that such assets will be realized (see Note 17).

m) Impairment

The Company calculates extraordinary amortization in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, The Company reviews the carrying value of its long-lived assets or asset groups with definite useful lives to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying value of an asset to the future net cash flow directly associated with the asset. If assets are considered to be impaired, the impairment recognized is the amount by which the carrying value exceeds the fair value of the asset. The Company uses various valuation factors, including market prices and present value techniques to assess fair value.

In accordance with SFAS No. 144, long-lived assets to be disposed of by sale are reported at the lower of carrying value or fair value less cost to sell and depreciation is ceased. Long-lived assets to be disposed of other than by sale are considered to be held and used until disposal.

n) Debt Issuance Costs

Costs related to the issuance of debt are amortized over the term of the related obligation.

o) Self-Insurance Programs

The Company's largest subsidiary is partially self-insured for professional, product and general liability, auto and worker's compensation claims under which the company assumes responsibility for incurred claims up to predetermined amounts above which third party insurance applies. Reported balances for the year include estimates of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts.

p) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

q) Concentration of Credit Risk

The Company is engaged in the manufacture and sale of products for all forms of kidney dialysis, principally to health care providers throughout the world, and in providing kidney dialysis treatment, clinical laboratory testing and other medical ancillary services. The Company performs ongoing evaluations of its customers' financial condition and, generally, requires no collateral.

Approximately 43%, of the Company's worldwide revenues are paid by and subject to regulations under governmental health care programs, primarily Medicare and Medicaid, administered by the United States government in 2003 and 2002, respectively.

r) Earnings per Preference share and Ordinary share

Basic net income per Preference share and basic net income per Ordinary share for all years presented have been calculated using the two-class method required under U.S. GAAP based upon the weighted average number of Ordinary and Preference shares outstanding. Basic earnings per share are computed by dividing net income less preference amounts by the weighted average number of Ordinary shares and Preference shares outstanding during the year. Diluted earnings per share include the effect of all potentially dilutive Ordinary shares and Preference shares that would have been outstanding during the year. The awards granted under the Company's stock incentive plans (see Note 16), are potentially dilutive equity instruments.

s) Stock Option Plans

The Company accounts for its stock option plans using the intrinsic value method in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. As such, compensation expense is recorded only if the current market price of the underlying stock exceeds the exercise price on the measurement date. For stock incentive plans which are performance based, the Company recognizes compensation expense over the vesting periods, based on the then current market values of the underlying stock.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock based employee compensation.

Stock Option Plans

$ in thousands, except share data	**2003**	2002
Net income		
As reported:	331,180	289,790
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	1,456	1,126
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(9,583)	(11,951)
Pro forma	**323,053**	**278,965**
Basic net income per Ordinary share		
As reported	3.42	3.00
Pro forma	3.34	2.88
Basic net income per Preference share		
As reported	3.49	3.06
Pro forma	3.41	2.94

t) Recent Pronouncements and Accounting Changes

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company adopted SFAS No. 143 as of January 1, 2003. The adoption of SFAS No. 143 did not have a material impact on the Company's financial statements.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. SFAS No. 145 rescinds SFAS No. 4, SFAS No. 64 related to classifications of gains and losses on debt extinguishments such that most debt extinguishment gains and losses will no longer be classified as extraordinary. SFAS No. 145 also amends SFAS No. 13, with respect to certain sale-leaseback transactions. The Company adopted SFAS No. 145 in regard to SFAS No. 4 on January 1, 2003. In the first quarter of 2002, the Company recorded an extraordinary loss of approximately $ 11,800, net of taxes of approximately $ 7,700, as a result of the early redemption of debt (see Note 12). This loss is no longer presented as an extraordinary loss upon the adoption of SFAS No. 145. The Company adopted the other provisions of SFAS No. 145 effective April 1, 2002.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. The standard requires companies to recognize costs associated with exit or disposal activities when liabilities are incurred. SFAS No. 146 replaces EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)*. This statement is applied prospectively to exit or disposal activities initiated after December 31, 2002.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guaranties of Indebtedness of Others*. FIN 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is, the obligation to stand ready to perform in the event that special triggering events or conditions occur. The initial recognition and measurement provisions are applicable prospectively to guarantees issued or modified after December 31, 2002. FIN 45 also clarifies and expands the disclosure requirements related to guarantees, including product warranties. FIN 45 does not materially impact the Company's financial statements.

On April 3, 2003, the Financial Accounting Standards Board issued SFAS No. 149 *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This Statement is effective for contracts entered into or modified after June 30, 2003. This adoption did not have any impact on the Company's financial statements.

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150 *Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity*. This Statement requires an issuer to classify certain financial instruments with the characteristics of both liabilities and equity as a liability (or asset in some circumstances) instead of equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. This adoption did not have any impact on the Company's financial statements.

In December 2003 the Financial Accounting Standards Board issued SFAS No. 132 (revised 2003) *Employers Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88 and 106*. This statement extends the publishing rules for pension liabilities according to SFAS No. 132. The accounting and valuation principles remain unchanged.

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46R *Consolidation of Variable Interest Rate Entities (revised)* ("FIN 46R") which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaced FASB Interpretation No. 46 *Consolidation of Variable Interest Rate Entities* which was issued in January 2003.

The Company is required to apply FIN 46R for special purpose entities as of December 31, 2003 and for all other Variable Interest Entities ("VIEs") as of March 31, 2004. The Company is not involved with any special purpose entity which required initial consolidation as of December 31, 2003 and will apply FIN 46R on March 31, 2004 for all VIEs. The Company is party to various arrangements with certain dialysis clinics to provide management services, financing and product supply. Some of these clinics are variable interest entities. Under FIN 46R these clinics will be consolidated if the Company is the primary beneficiary.

The Company also participates in a joint venture which is engaged in the perfusion business. The arrangements with the joint venture partner are such that it qualifies as a variable interest entity and the Company is the primary beneficiary. These variable interest entities generate approximately $ 153,000 in annual revenue. This includes approximately $ 14,000 related to variable interest entities in which the Company is not the primary beneficiary. The Company has investments, other long term assets and receivables of approximately $ 42,000 which represent the Company's maximum exposure to loss as a result of its involvement with the variable interest entities.

2 Special Charge for Legal Matters

In the fourth quarter of 2001, the Company recorded a $ 258,159 ($ 177,159 after tax) special charge to address 1996 merger-related legal matters, estimated liabilities and legal expenses arising in connection with the W.R. Grace Chapter 11 Proceedings and the cost of resolving pending litigation and other disputes with certain commercial insurers.

The Company accrued $ 172,034 principally representing a provision for income taxes payable for the years prior to the 1996 merger for which the Company has been indemnified by W.R. Grace, but may ultimately be obligated to pay as a result of W.R. Grace's Chapter 11 Proceedings. In addition, that amount included the estimated costs of defending the Company in all litigation arising out of W.R. Grace's Chapter 11 Proceedings. During the second quarter of 2003, the court supervising W.R. Grace's Chapter 11 Proceedings approved the definitive settlement agreement entered into among the Company, the committees representing asbestos creditors and W.R. Grace.

The Company included $ 55,489 in the special charge to provide for settlement obligations, legal expenses and the resolution of disputed accounts receivable relating to various insurance companies. In November of 2003, the Company settled without litigation all claims raised by the final group of insurance companies who had contacted the Company concerning allegations of inappropriate billing practices and misrepresentations. The cost of the settlement will be charged against previously established accruals (see Note 19).

The remaining amount of the special charge ($ 30,636 pretax) was accrued mainly for (i) assets and receivables that are impaired in connection with other legal matters and (ii) anticipated expenses associated with the continued defense and resolution of the legal matters.

Based on these developments, the Company has reduced its estimate for the settlement and related costs of the W.R. Grace Chapter 11 Proceedings by $ 39,000. This reduction of the provision for the W.R. Grace matter has been applied to the other components of the special charge (i.e. reserves for settlement obligations and disputed accounts receivable from commercial insurers and other merger-related legal matters described in this note).

At December 31, 2003, there is a remaining balance of $ 138,154 for the accrual for the special charge for legal matters. The Company believes that these reserves are adequate for the settlement of all matters described above. During the year ended December 31, 2003, $ 52,976 in charges were applied against the accrued special charge for legal matters.

3 Related Party Transactions

a) Service Agreements

The Company is party to service agreements with Fresenius AG, the majority shareholder, and certain affiliates of Fresenius AG to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, environmental consultation and administration, insurance, central purchasing, tax services and treasury services. For the years 2003 and 2002, amounts charged by Fresenius AG to FMS under the terms of the agreements are $ 26,172 and $ 23,012, respectively. FMS also provides certain services to Fresenius AG and certain affiliates of Fresenius AG, including research and development, plant administration, patent administration and warehousing. FMS charged $ 11,669 and $ 10,142 for services rendered to Fresenius AG in 2003 and 2002, respectively.

Under operating lease agreements entered into with Fresenius AG, FMS paid Fresenius AG $ 13,307 and $ 10,401 during 2003 and 2002, respectively. The majority of the leases expire in 2006 with options for renewal.

b) Financing Provided by Fresenius AG

At December 31, 2003, the Company had short-term loans outstanding of $ 30,000, which bore interest at an average rate of 1.165%. At December 31, 2002, the Company had short-term loans outstanding of $ 6,000 which bore an average interest rate of 2.22%. Interest expense on these borrowings was $ 59 and $ 359 for the years 2003 and 2002, respectively.

c) Products

During the years ended December 31, 2003 and 2002, the Company recognized sales of $ 27,306 and $ 25,986, respectively, to Fresenius AG and affiliates. During 2003 and 2002, the Company made purchases from Fresenius AG and affiliates in the amount of $ 27,228 and $ 23,703, respectively.

d) Acquisitions

During the second quarter of 2003 the Company acquired Fresenius AG's adsorber business for a purchase price of $ 23,735, net of cash acquired. The adsorber business manufactures products used in the field of therapeutic apheresis. These therapies are similar to kidney dialysis treatment in that they consist of extracorporeal blood treatments. The acquisition was accounted for as a transaction under common control.

e) Other

During 1999, the Company granted to a member of the Management Board a five-year unsecured loan of $ 2,000 with interest at 6.0% per annum. This loan was repaid in 2003.

A member of the Company's Supervisory Board is a partner in a law firm which provided services to the Company. The Company paid the law firm approximately $ 483 and $ 292 in 2003 and 2002, respectively.

A member of the Company's Supervisory Board was the chairman of the management board of a bank that served as one of two joint global coordinators of a public offering of Preference shares conducted by the Company in 2000. An affiliate of the bank purchased Preference shares in a private offering in 2000 and, in 2001, affiliates of the bank served as co-lead manager, and as an initial purchaser of a global offering of trust preferred securities. The Company paid fees and commissions of $ 6,808 in total to the coordinators of the offering. The bank is also a lender and one of the Managing Agents under both the Company's original senior credit agreement and the new senior credit agreement dated February 21, 2003 (see Note 10).

The Vice Chairman of the Company's Supervisory Board is a member of the supervisory board of Fresenius AG, the majority holder of FMS's Ordinary shares. In May of 2003, the Chief Financial Officer of the Company resigned to assume the position of Chairman of the management board and CEO of Fresenius AG.

4 Acquisitions and Investments

The Company acquired certain health care and distribution facilities and other investments for a total consideration of $ 101,250 and $ 87,876 in 2003 and 2002, respectively. All acquisitions have been accounted for as purchase transactions and, accordingly, are included in the results of operations from the dates of acquisition. The excess of the total acquisition costs over the fair value of the tangible net assets acquired was approximately $ 83,000 and $ 82,000 for 2003 and 2002, respectively.

During the year ended December 31, 2003, the Company acquired certain health care and distribution facilities, including the adsorber business of Fresenius AG for $ 92,190 in cash and assumed debt of $ 9,060.

In 2002, the Company's acquisitions principally involved individual dialysis clinics providing dialysis therapy. The consideration consisted of cash of $ 79,835 and assumed debt of $ 8,041.

5 Sale of Accounts Receivable

Fresenius Medical Care Holdings, Inc. ("FMCH") has an asset securitization facility (the "accounts receivable facility") whereby certain receivables are sold to NMC Funding Corporation ("NMC Funding"), a wholly-owned subsidiary. NMC Funding then sells and assigns undivided percentage ownership interests in the receivables to certain bank investors. NMC Funding surrenders control over the ownership interests in the accounts receivables as a result of this sale. The ownership interests are removed from the consolidated balance sheets in accordance with SFAS No. 140. The retained interest in the accounts receivable is reflected on the face of the balance sheet net of uncollectable accounts to approximate fair value. The Company has a servicing obligation to act as collection agent on behalf of the bank investors. The accounts receivable facility was amended on October 23, 2003, extending its maturity to October 22, 2004.

At December 31, 2003 and 2002, $ 157,998 and $ 445,249, respectively, had been received pursuant to such sales and are reflected as reductions to accounts receivable. NMC Funding pays interest to the bank investors, calculated based on the commercial paper rates for the particular tranches selected. The effective interest rate was approximately 1.31% during 2003. Under the terms of the agreement, new interests in accounts receivable are sold without recourse as collections reduce previously sold accounts receivable. The costs related to such sales are expensed as incurred and recorded as interest expense and related financing costs.

6 Inventories

As of December 31, 2003 and 2002, inventories consisted of the following:

$ in thousands	2003	2002
Raw materials and purchased components	86,653	79,760
Work in process	33,778	26,233
Finished goods	244,355	196,830
Health care supplies	79,952	69,399
Inventories	**444,738**	**372,222**

Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately $ 220,204 of materials, of which $ 94,000 is committed at December 31, 2003 for 2004. The terms of these agreements run 1 to 6 years. Inventories as of December 31, 2003 include $ 30,894 of Erythropoietin ("EPO") which is supplied by a single source supplier in the United States. Delays, stoppages, or interruptions in the supply of EPO could adversely affect the operating results of the Company. Revenues from EPO accounted for approximately 23% of total revenue in the North America segment for both 2003 and 2002.

7 Property, Plant and Equipment

As of December 31, 2003 and 2002, property, plant and equipment consisted of the following:

Acquisition or Manufacturing Costs

$ in thousands	January 1, 2003	Currency change	Acquistion of businesses	Additions	Reclassi-fications	Disposals	December 31, 2003
Land and improvements	23,075	2,297	2,304	919	37	(523)	28,109
Buildings and improvements	586,251	22,413	4,508	75,974	21,601	(16,420)	694,327
Machinery and equipment	948,781	99,779	25,472	179,853	(261)	(61,916)	1,191,708
Machinery, equipment and rental equipment under capitalized leases	32,221	6,995	4,928	5,191	10,079	(5,313)	54,101
Constuction in progress	62,257	5,535	1,803	20,494	(30,433)	(1,147)	58,509
Property, plant and equipment	**1,652,585**	**137,019**	**39,015**	**282,431**	**1,023**	**(85,319)**	**2,026,754**

Depreciation expense for property, plant and equipment amounted to $ 180,952 and $ 158,126 for the years ended December 31, 2003 and 2002, respectively.

Depreciation/Amortization

$ in thousands	January 1, 2003	Currency change	Acquistion of businesses	Additions	Reclassi-fications	Disposals	**December 31, 2003**
Land and improvements	222	13	51	23	–	–	309
Buildings and improvements	192,268	6,850	3,307	51,999	6,474	(10,642)	250,256
Machinery and equipment	525,862	64,376	10,844	123,016	(12,552)	(54,158)	657,389
Machinery, equipment and rental equipment under capitalized leases	16,222	4,041	930	5,914	7,063	(4,517)	29,654
Constuction in progress	143	11	–	–	(154)	–	–
Property, plant and equipment	**734,717**	**75,292**	**15,132**	**180,952**	**831**	**(69,317)**	**937,608**

Book Value

$ in thousands	**December 31, 2003**	December 31, 2002
Land and improvements	27,800	22,853
Buildings and improvements	444,071	393,983
Machinery and equipment	534,319	422,919
Machinery, equipment and rental equipment under capitalized leases	24,447	15,999
Constuction in progress	58,509	62,114
Property, plant and equipment	**1,089,146**	**917,868**

Included in property, plant and equipment as of December 31, 2003 and 2002 were $ 98,243 and $ 89,754, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases.

Accumulated depreciation related to machinery, equipment and rental equipment under capital leases was $ 29,654 and $ 16,222 at December 31, 2003 and 2002, respectively.

8 Intangible Assets and Goodwill

As of December 31, 2003 and 2002, intangible assets consisted of the following:

Aquisition and Manufacturing Costs

$ in thousands	January 1, 2003	Currency change	Acquistion of businesses	Additions	Reclassi-fications	Disposals	**December 31, 2003**	Average Useful Life
Amortizable Intangible Assets								
Patient relationships	249,069	2,495	7,251	610	(1,017)	–	258,408	14
Patents	14,395	2,001	2,011	169	–	(398)	18,178	27
Distribution Rights	10,226	3,046	208	6,273	4,167	–	23,919	12
Other	155,317	7,772	8,381	3,990	(3,223)	(1,918)	170,321	11
	429,007	**15,314**	**17,851**	**11,043**	**(73)**	**(2,316)**	**470,826**	
Non-Amortizable Intangible Assets								
Tradename	253,240	2,078	–	–	(380)	–	254,938	
Management contracts	204,964	–	4,807	–	21,505	–	231,277	
	458,204	**2,078**	**4,807**	**–**	**21,126**	**–**	**486,215**	
Intangible Assets	**887,211**	**17,392**	**22,658**	**11,043**	**21,053**	**(2,316)**	**957,041**	
Goodwill	**3,697,191**	**56,049**	**54,849**	**6,029**	**(15,416)**	**(27)**	**3,798,677**	

Depreciation / Amortization

$ in thousands	January 1, 2003	Currency change	Acquistion of businesses	Additions	Reclassi-fications	Disposals	**December 31, 2003**
Amortizable Intangible Assets							
Patient relationships	191,571	608	–	17,973	(1,261)	–	208,890
Patents	12,317	1,770	763	604	–	(398)	15,056
Distribution Rights	5,886	1,374	–	1,386	903	–	9,548
Other	72,217	4,274	1,132	14,255	(2,819)	(2,742)	86,318
	281,991	**8,026**	**1,895**	**34,217**	**(3,178)**	**(3,140)**	**319,812**
Non-Amortizable Intangible Assets							
Tradename	32,991	278	–	–	(50)	–	33,218
Management contracts	21,908	–	–	–	–	–	21,908
	54,899	**278**	**–**	**–**	**(50)**	**–**	**55,126**
Intangible Assets	**336,890**	**8,303**	**1,895**	**34,217**	**(3,228)**	**(3,140)**	**374,938**
Goodwill	**504,540**	**5,827**	**141**	**–**	**(111)**	**(68)**	**510,329**

Book Value

$ in thousands	December 31, 2003	December 31, 2002
Amortizable Intangible Assets		
Patient relationships	49,518	57,498
Patents	3,122	2,078
Distribution rights	14,371	4,340
Other	84,003	83,100
	151,014	**147,016**
Non-Amortizable Intangible Assets		
Tradename	221,720	220,249
Management contracts	209,369	183,056
	431,088	**403,305**
Intangible Assets	**582,103**	**550,321**
Goodwill	**3,288,348**	**3,192,651**

The related amortization expenses in 2003 and 2002 were at $ 34,217 and $ 52,429, respectively.

Estimated Amortization Expense

$ in thousands	
2004	30,742
2005	27,703
2006	21,004
2007	15,138
2008	5,846

Goodwill

Increases in the carrying amount of goodwill are a result of acquisitions totaling $ 60,738 (See Note 4). The segment detail is as follows:

Goodwill

$ in thousands	North America	International	Total
Balance as of January 1, 2002	2,899,398	206,324	3,105,722
Goodwill	40,928	40,466	81,394
Currency Translation	–	5,535	5,535
Balance as of December 31, 2002	**2,940,326**	**252,325**	**3,192,651**
Goodwill acquired, net	24,925	35,813	60,738
Reclassifications	(14,398)	(865)	(15,263)
Currency Translation	–	50,222	50,222
Balance as of December 31, 2003	**2,950,853**	**337,495**	**3,288,348**

9 Accrued Expenses and Other Current Liabilities

As at December 31, 2003 and 2002 accrued expenses and other current liabilities consisted of the following:

$ in thousands	**2003**	2002
Accrued salaries and wages	143,747	121,212
Unapplied cash and receivable credits	65,624	63,773
Derivatives	51,446	28,656
Accrued insurance	45,015	48,165
Accrued operating expenses	41,236	33,369
Accrued interest	39,448	35,861
Withholding tax and VAT	25,818	20,538
Accrued physician compensation	19,844	19,211
Commissions	17,568	14,877
Deferred income	10,336	8,359
Bonuses and Rebates	10,122	10,324
Accrued legal and compliance costs	7,767	5,821
Other	75,859	59,062
Total accrued expenses and other current liabilities	**553,830**	**469,228**

10 Debt and Capital Lease Obligations

Short term borrowings

Short-term borrowings of $ 89,417 and $ 124,964 at December 31, 2003, and 2002, respectively, represent amounts borrowed by certain of the Company's subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2003, and 2002 was 3.38% and 4.67%, respectively. For information regarding short-term borrowings from affiliates see Note 3b).

Excluding amounts available under the Senior Credit Agreement (as described below), at December 31, 2003, the Company had $ 96,399 available under such commercial bank agreements. Some of these lines of credit are secured by the accounts receivable of the Company subsidiary that is party to the agreement and contain various covenants including, but not limited to, requirements for maintaining defined levels of working capital, net worth, capital expenditures and certain financial ratios.

Long-term borrowings

As of December 31, 2003 and 2002, long-term debt and capital lease obligations consisted of the following:

$ in thousands	2003	2002
Senior Credit Agreement	912,300	861,900
Capital leases	9,919	10,645
Euro Notes	162,296	134,758
Other	117,474	104,301
	1,201,989	**1,111,604**
Less current maturities	(90,365)	(22,394)
	1,111,624	**1,089,210**

2003 Senior Credit Agreement

On February 21, 2003, the Company entered into an amended and restated bank agreement (hereafter, the "2003 Senior Credit Agreement") with Bank of America N.A, Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia and certain other lenders (collectively, the "Lenders"), replacing the 1996 Senior Credit Agreement that was scheduled to expire at September 30, 2003. Under the terms of the 2003 Senior Credit Agreement, the Lenders made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to $ 1,500,000. On August 22, 2003, the 2003 Senior Credit Agreement was amended (Amendment 1) so that, in effect, the aggregate amount of $ 1,500,000 was voluntarily reduced to $ 1,400,000 and the interest rate on a new term loan facility (Loan C, see below) was 25 basis points lower than on Loan B, which was repaid. The revolving loan facility and Loan A under the 2003 Senior Credit Agreement remain outstanding and were not affected by the amendment.

The credit facilities are:

- a **revolving credit facility** of up to $ 500,000 (of which up to $ 250,000 is available for letters of credit, up to $ 300,000 is available for borrowings in certain non-U.S. currencies, up to $ 75,000 is available as swing lines in U.S. dollars, up to $ 250,000 is available as a competitive loan facility and up to $ 50,000 is available as swing lines in certain non-U.S. currencies, the total of which cannot exceed $ 500,000) which will be due and payable on October 31, 2007.

- a **term loan facility ("Loan A")** of $ 500,000, also scheduled to expire on October 31, 2007. The terms of the 2003 Senior Credit Agreement require payments that permanently reduce the term loan facility. The repayment begins in the third quarter of 2004 and amounts to $ 25,000 per quarter. The remaining amount outstanding is due on October 31, 2007
- a **term loan facility ("Loan B")** of $ 500,000 scheduled to expire in February 2010. Loan B was repaid as agreed in Amendment 1 to the 2003 Senior Credit Agreement under which the Lenders have made available to the Company a term loan facility ("Loan C") in the amount of $ 400,000. The proceeds of Loan C, together with cash on hand, were used to permanently repay Loan B under the 2003 Senior Credit Agreement.
- a **term loan facility ("Loan C")** of $ 400,000 scheduled to expire February 21, 2010 subject to an early repayment requirement on October 31, 2007 if the Trust Preferred Securities due February 1, 2008 are not repaid or refinanced or their maturity is not extended prior to that date. The terms of Loan C require quarterly payments totaling $ 1,000 per quarter beginning with the third quarter of 2003.

For the revolving credit facility and Loan A, interest is at a rate equal to LIBOR plus an applicable margin, or base rate, defined as the higher of the Bank of America prime rate or the Federal Funds rate plus 0.5% plus the applicable margin. The applicable margin is variable and depends on the ratio of the Company's funded debt to EBITDA as defined in the 2003 Senior Credit Agreement. The initial interest rate for Loan B was LIBOR plus 2.5%. Fees are also payable at a percentage (initially 0.50%) per annum on the portion of the revolving credit facility not used. The initial interest rate for Loan C is LIBOR plus 2.25% or the base rate plus 1.25%, which is 25 basis points less than the former Loan B.

In addition to scheduled principal payments, indebtedness outstanding under the 2003 Senior Credit Agreement will be reduced by portions of the net cash proceeds from certain sales of assets, securitization transactions other than the Company's existing accounts receivable financing facility and the issuance of subordinated debt.

The 2003 Senior Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Some of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain ratios defined in the agreement. Additionally, the 2003 Senior Credit Agreement provides for a dividend restriction which is $ 150,000 for dividends paid in 2004, and increases in subsequent years. In default, the outstanding balance under the 2003 Senior Credit Facility becomes immediately due and payable at the option of the Lenders. As of December 31, 2003, the Company is in compliance with all financial covenants under the 2003 Senior Credit Agreement.

Euro Notes

In 2001, the Company issued four tranches of senior notes ("Euro Notes") totaling € 128,500 in aggregate principal amount. The first tranche was for € 80,000 with a fixed interest rate of 6.16% and the second and third tranches were for € 28,500 and € 15,000, respectively, with variable interest rates that averaged 3.84.% in 2003 and 4.78% in 2002. The final tranche was for € 5,000 at a fixed rate of 5.33%. All four tranches have a maturity date of July 13, 2005. Both floating rates are tied to the EURIBOR rate.

Annual Payments

Aggregate annual payments applicable to the 2003 Senior Credit Agreement, Euro Notes, capital leases and other borrowings for the five years subsequent to December 31, 2003 (excluding the Company's trust preferred securities) are:

$ in thousands	
2004	90,365
2005	293,017
2006	122,658
2007	282,813
2008	15,278
Thereafter	397,858
Total	**1,201,989**

11 Employee Benefit Plans

Defined Benefit Pension Plans

The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States. Plan benefits are generally based on years of service and final salary. Consistent with predominant practice in the Federal Republic of Germany, the Company's pension obligations in Germany are unfunded. In the United States NMC's non contributory, defined benefit pension plan was curtailed in the first quarter of 2002. Each year FMCH contributes at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. There is no minimum funding requirement for FMCH for the defined benefit plan in 2004. The following tables provide a reconciliation of benefit obligations, plan assets, and funded status of the plans. Benefits paid as shown in the reconciliation of plan assets include only benefit payments from the Company's funded benefit plans.

Employee Benefit Plans

$ in thousands	2003	2002
Change in benefit obligation		
Benefit obligation at beginning of year	184,468	169,623
Translation loss	8,870	6,484
Service cost	3,486	5,137
Interest cost	13,419	11,208
Curtailment	–	(22,216)
Transfer of plan participants	1,356	84
Actuarial loss	33,563	17,764
Benefits paid	(3,922)	(3,616)
Benefit obligation at end of year	**241,240**	**184,468**
Change on plan assets		
Fair value of plan assets at beginning of year	83,191	89,845
Actual return on plan assets	13,898	(9,799)
Employer contributions	41,481	6,313
Benefits paid	(3,323)	(3,168)
Fair value of plan assets at end of year	**135,247**	**83,191**
Funded status:	105,994	101,277
Unrecognized net loss	(61,595)	(37,302)
Unrecognized transition obligation	–	(85)
Net amount recognized	**44,399**	**63,890**
Amounts recognized in statement of financial position consist of		
Accrued benefit costs	100,052	96,152
Accumulated other comprehensive income	(55,653)	(32,262)
Net amount recognized	**44,399**	**63,890**
Calculation of Additional Minimum Liability*		
Fair Value of plan assets	135,247	83,191
Accumulated benefit obligation (ABO)	184,489	142,893
Minimum Liability	**49,242**	**59,702**
Accrued benefit costs	(6,411)	27,440
Additional Minimum Liability	**55,653**	**32,262**
Thereof accumulated other comprehensive income	55,653	32,262
Total pension liability (at December 31)	**100,052**	**96,152**

*This calculation refers only to companies with accumulated benefit obligation in excess of plan assets.

Employee Benefit Plans

$ in thousands	**2003**	2002
Weighted-average assumptions for benefit obligation as of December 31		
Discount rate	6.14%	6.53%
Rate of compensation increase	4.27%	4.28%
Components of net period benefit cost		
Service cost	3,486	5,137
Interest cost	13,419	11,208
Expected return on plan assets	(7,688)	(8,102)
Amortization of transition obligation	92	77
Amortization unrealized losses	3,971	183
Curtailment gain	–	(12,620)
Net periodic benefit costs	**13,280**	**(4,117)**
Weighted-average assumptions for net periodic benefit cost for the year ended December 31		
Discount rate	6.52%	7.12%
Expected return of plan assets	8.50%	9.00%
Rate of compensation increase	4.27%	4.28%

Plan Investment Policy and Strategy

The investment strategy for the FMS North America pension plan is to earn a long-term rate of return on assets of at least 7.5% compounded annually while utilizing a target investment allocation of 50% equities and 50% long-term U.S. bonds.

The investment policy considers that there will be a time horizon for invested funds of more than 5 years. The total portfolio will be measured against a policy index that reflects the asset class benchmarks and the target asset allocation. The performance benchmarks for the separate asset classes include: S&P 500 Index, Russell 2000 Growth Index, MSCI EAFE Index, Lehman U.S. Long Government/Credit bond Index and the HFRI Fund of Funds Index.

The following schedule describes FMCH's allocation for its plans:

in %	**Allocation 2003**	Allocation 2002	Target allocation
Categories of plan assets			
Equity securities	52%	56%	50%
Debt securities	48%	44%	50%
Total	**100%**	**100%**	**100%**

The overall long-term rate of return is 7.5%. The expected total contributions to plan assets for 2004 amount to $ 10,702.

The measurement date used to determine pension benefit measurements was December 31, 2003 for the plans in the United States and September 30, 2003 for the non-U.S. plans.

Defined Contribution Plans

FMCH's employees are eligible to join 401(k) savings plan. The Company's total contributions for the years ended December 31, 2003 and 2002 was $ 14,754 and $ 12,974, respectively.

12 Mandatorily Redeemable Trust Preferred Securities

The Company originally issued Trust Preferred Securities through five Fresenius Medical Care Capital Trusts, statutory business trusts organized under the laws of the State of Delaware. FMS owns all of the common securities of these trusts. The sole asset of each trust is a senior subordinated note of a wholly-owned subsidiary of FMS and related guarantees by FMS, Fresenius Medical Care Deutschland GmbH ("D-GmbH") and FMCH; D-GmbH and FMCH being the "Guarantor Subsidiaries". The Trust Preferred Securities are guaranteed by FMS through a series of undertakings by the Company and the Subsidiary Guarantors.

The Trust Preferred Securities entitle the holders to distributions at a fixed annual rate of the stated amount and are mandatorily redeemable after 10 years. Earlier redemption may also occur upon a change of control followed by a rating decline or defined events of default including a failure to pay interest. Upon liquidation of the trusts, the holders of Trust Preferred Securities are entitled to a distribution equal to the stated amount. The Trust Preferred Securities do not hold voting rights in the trust except under limited circumstances.

On February 14, 2002, the Company redeemed the entire $ 360,000 aggregate liquidation amount outstanding of its 9% Trust Preferred Securities due 2006. The terms of the securities, which were issued in 1996, provided for optional redemption commencing December 1, 2001 at a redemption price of 104.5% of the liquidation amount, plus distributions accrued to the redemption date. The Company redeemed the securities at a price of $ 1,045 per $ 1,000 liquidation amount plus accrued distributions of $ 18.25 per $ 1,000.

At that time an extraordinary loss of $ 11,777 was recorded as a result of the early redemption of debt, consisting of $ 16,200 of redemption premium and $ 3,317 of write-off of associated debt issuance costs, net of a $ 7,740 tax benefit.

As of January 1, 2003 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections* in regard to SFAS No. 4. As a result, the loss on the early redemption of the 9% Trust Preferred Securities is no longer presented as an extraordinary loss, but is presented in interest expense, with the related income tax effect included in income taxes.

The Trust Preferred Securities outstanding as of December 31 are as follows:

in thousands, except stated amount in $	Year Issued	Stated Amount	Interest Rate	Mandatory Redemption Date	**2003**	2002
Fresenius Medical Care Capital Trust II	1998	$ 450,000	7 7/8%	Feb. 01, 2008	450,000	450,000
Fresenius Medical Care Capital Trust III	1998	DM 300,000	7 3/8%	Feb. 01, 2008	193,728	160,858
Fresenius Medical Care Capital Trust IV	2001	$ 225,000	7 7/8%	June 15, 2011	222,150	221,766
Fresenius Medical Care Capital Trust V	2001	€ 300,000	7 3/8%	June 15, 2011	376,439	312,657
					1,242,317	**1,145,281**

13 Minority Interests

At December 31, 2003 and 2002, minority interests were as follows:

$ in thousands	**2003**	2002
FMCH Preferred Stock:		
Preferred Stock, $100 par value		
- 6% Cumulative;		
40,000 shares authorized; 36,460 issued and outstanding	3,646	3,646
- 8% Cumulative Class A;		
50,000 shares authorized; 16,176 issued and outstanding	1,618	1,618
- 8% Noncumulative Class B;		
40,000 shares authorized; 21,483 issued and outstanding	2,148	2,148
Preferred Stock, $ 0.10 par value		
Noncumulative Class D		
100,000,000 shares authorized; 89,062,316 issued and outstanding	–	8,906
Sub-total FMCH minority interest	**7,412**	**16,318**
Other minority interest	**6,693**	**6,204**
Total minority interest	**14,105**	**22,522**

On February 4, 2003, the Company and FMCH announced FMCH was exercising its right to redeem all of the outstanding shares of the Class D Preferred Stock ("Class D Shares") of FMCH. The Class D Shares were issued to the common shareholders of W.R. Grace & Co. in connection with the 1996 combination of the worldwide dialysis business of Fresenius AG with the dialysis business of W.R. Grace to form the Company.

Commencing on March 28, 2003, Class D Shares that were properly transferred to and received by the redemption agent were redeemed at a redemption price of $ 0.10 per share. FMCH redeemed the 89 million outstanding Class D Shares at a total cash outflow of approximately $ 8,900. This transaction had no earnings impact for the Company. After March 28, 2003 the Class D Shares ceased to be issued and outstanding shares of FMCH's capital stock.

14 Shareholders' Equity

Capital Stock

As of December 31, 2003, the Company's capital stock consisted of 26,213,979 Preference shares (53,597,700 shares authorized) without par value with a nominal amount of € 2.56 per share totaling $ 69,616 and of 70,000,000 Ordinary shares without par value with a nominal amount of € 2.56 per share totaling $ 229,494.

As of December 31, 2002, the Company's capital stock was divided into 26,188,575 Preference shares (53,597,700 shares authorized) amounting to $ 69,540 and 70,000,000 Ordinary shares amounting to $ 229,494.

Under the German Stock Corporation Act, the shareholders of a stock corporation may empower the management board to issue shares in a specified aggregate nominal value not exceeding 50% of the issued share capital at the time of the passing of the resolution, in the form of Conditional Capital *(bedingtes Kapital)* or Approved Capital *(genehmigtes Kapital)*. The authorization for the issuance of Approved Capital is limited for a period not exceeding five years from the date the shareholders' resolution becomes effective.

The authorized and issued number of Preference shares was impacted during the fiscal years 2003 and 2002 by the following transactions:

Approved Capital

By resolution of the annual general meetings on May 30, 2000 and May 23, 2001, respectively, the management board, with the approval of the supervisory board, was authorized to increase nominal share capital by the maximum amount of:

- € 30,720, corresponding to 12,000,000 Preference shares, by issuing new non-voting Preference shares for cash, new Approved Capital I. As of December 31, 2003, 12,000,000 Preference shares are available for issuance under Approved Capital I.

- € 20,480, corresponding to 8,000,000 Preference shares, by issuing new non-voting Preference shares for cash or against contributions in kind, new Approved Capital II. As of December 31, 2003, 8,000,000 Preference shares are available for issuance under Approved Capital II.

The authorizations of Approved Capital I and Approved Capital II are effective until May 29, 2005 and May 22, 2006, respectively.

The management board may exclude statutory preemptive rights in connection with the issuance of Preference shares using Approved Capital II if the shares are issued against a contribution in kind to acquire a company or an interest in a company or if the shares are issued for cash and the issue price is not materially lower than the price of such shares on the stock exchange.

Conditional Capital

By resolution of the general meeting on May 23, 2001, FMS's share capital was conditionally increased by up to € 10,240, divided into a maximum of 4,000,000 new non-voting Preference shares. This conditional capital increase may be issued only upon exercise of grants by employees under the FMC 2001 International Stock Incentive Plan. As of December 31, 2003 all 4,000,000 Preference shares are available for issue.

In addition, conditional capital of a nominal amount of up to € 9,216 representing 514,505 non-voting Preference shares is available for employees exercising rights granted under other stock-based compensation plans.

Dividends

Under the German Stock Corporation Act, the amount of dividends available for distribution to shareholders is based upon the unconsolidated retained earnings of Fresenius Medical Care AG as reported in its balance sheet determined in accordance with the German Commercial Code *(Handelsgesetzbuch)*.

If no dividends were declared for two consecutive years after the year for which the Preference shares are entitled to dividends, then the holders of such Preference shares would be entitled to the same voting rights as holders of Ordinary shares until all arrearages are paid. In addition, the payment of dividends by FMS is subject to limitations under the 2003 Senior Credit Agreement (see Note 10).

Cash dividends of $ 107,761 for 2002 in the amount of € 1.00 per Preference share and € 0.94 per Ordinary share were paid on May 23, 2003.

Cash dividends of $ 76,743 for 2001 in the amount of € 0.91 per Preference share and € 0.85 per Ordinary share were paid on May 23, 2002.

15 Earnings Per Share

The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations. At December 31, 2001, the performance criteria for the 1998 Plan stock options granted in 2000 had not been met. Due to this, the stock options granted are excluded from the diluted earnings per share computations.

$ in thousands, except share data	2003	2002
Numerators		
Net income	331,180	289,790
less:		
Preference on Preference shares	1,778	1,485
Income available to all class of shares	329,402	288,305
Denominators		
Weighted average number of:		
Ordinary shares outstanding	70,000,000	70,000,000
Preference shares outstanding	26,191,011	26,185,178
Total weighted average shares outstanding	96,191,011	96,185,178
Potentially dilutive Preference shares	145,861	66,120
Total weighted average shares outstanding assuming dilution	96,336,872	96,251,298
Total weighted average Preference shares outstanding assuming dilution	26,336,872	26,251,298
Basic income per Ordinary share	3.42	3.00
Plus preference per Preference share	0.07	0.06
Basic income per Preference Share	3.49	3.06
Fully diluted income per Ordinary share	3.42	3.00
Plus preference per Preference share assuming dilution	0.07	0.06
Fully diluted income per Preference share	3.49	3.06

16 Stock Options

In connection with the formation of FMS in 1996, certain options outstanding under stock option plans of W.R. Grace and FUSA were exchanged, for equivalent options with respect to FMS Ordinary shares (the "FMC Rollover Plan").

During the year ended December 31, 2003, 79,491 FMC Rollover Plan options were exercised by employees. In connection therewith, Fresenius AG transferred 26,497 Ordinary shares to employees and remitted $ 631 to the Company. The $ 631 has been accounted for as a capital contribution within additional paid in capital. Rollover Plan options for 24,927 Ordinary American Depository Shares were exercisable as of December 31, 2003 at a weighted average exercise price of $ 13.54.

Fresenius Medical Care Plan

In connection with the formation of the Company, FMS adopted a stock incentive plan (the "FMC Plan") for FMS's key management and executive employees. The options have a ten year term and vest after three or five years. During 2003, no options were exercised. As of December 31, 2003, 53,389 options for Preference shares were exercisable with a price range between $ 55.59 and $ 78.33 per share. Effective September 2001, no additional awards could be granted under the FMC Plan.

Fresenius Medical Care 98 Plan 1 and Plan 2

During 1998, the Company adopted two stock incentive plans ("FMC 98 Plan 1" and "FMC 98 Plan 2") for FMS's key management and executive employees.

Under FMC 98 Plan 1, eligible employees have the right to acquire Preference shares of the Company. Options granted under FMC 98 Plan 1 have a ten year term, and one third of them vest on each of the second, third and fourth anniversaries of the award date. The maximum number of Preference shares that may be issued under this plan is 2,443,333 less any shares issued under the FMC Plan. Any shares available due to forfeiture of grants under the FMC Plan would be considered available under FMC 98 Plan 1 as long as the total Preference shares issued under both plans does not exceed the 2,443,333 shares noted above.

Under FMC 98 Plan 2, eligible employees have the right to acquire Preference shares (the "Options") of the Company. The share price of the Preference share shall be equal to the average of the official daily quotation prices of the Preference shares on the Frankfurt Stock Exchange on the thirty days (30) of trading immediately prior to the date of grant of the Option. One third of an Option vests on each of the second, third and fourth anniversaries of the award date, provided that the Company achieves certain performance criteria for the full fiscal year following the grant date in comparison to its performance for the full fiscal year preceding the grant date.

Options granted under FMC 98 Plan 2 have a 10-year term. The maximum number of Preference shares that may be issued under this plan is 2,500,000 shares, of which 500,000 are designated for management board members and 2,000,000 are for other managerial staff. Each Option is exercisable for one Preference share.

The following table shows the number of Preference shares available and the price range (in $ and €) under FMC 98 Plan 1 and FMC 98 Plan 2:

	Options (in thousands)	Average price range in €	Average price range in $
FMC 98 Plan 1			
Balance at December 31, 2001	1,690	32.90 – 56.24	41.55 – 71.03
Granted	–	–	–
Exercised	10	32.90 – 40.70	41.55 – 51.40
Forfeited	65	32.90 – 56.24	41.55 – 71.03
Balance at December 31, 2002	1,615	32.90 – 56.24	41.55 – 71.03
Exercised	8	32.90	41.55
Forfeited	110	32.90 – 56.24	41.55 – 71.03
Balance at December 31, 2003	1,497	32.90 – 56.24	41.55 – 71.03
Exercisable at December 31, 2003	**1,446**	**32.90 – 56.24**	**41.55 – 71.03**
FMC 98 Plan 2			
Balance at December 31, 2001	782	32.41 – 47.64	40.93 – 60.17
Granted	–	–	–
Exercised	2	32.41 – 44.66	40.93 – 56.41
Forfeited	301	32.41 – 47.64	40.93 – 60.17
Balance at December 31, 2002	479	32.41 – 44.66	40.93 – 56.41
Exercised	17	32.41	40.93
Forfeited	26	32.41 – 44.66	40.93 – 56.41
Balance at December 31, 2003	436	32.41 – 44.66	40.93 – 56.41
Exercisable at December 31, 2003	**436**	**32.41 – 44.66**	**40.93 – 56.41**

The following table summarizes information about stock options outstanding for both 98 Plans at December 31, 2003:

Range of exercise prices in $	Options outstanding	Weighted average remaining contractual life	Weighted average exercise price in $	Options exercisable	Weighted average exercise price in $
40.01 – 45.00	565,038	5.50	41.29	565,038	41.29
45.01 – 50.00	–	–	–	–	–
50.01 – 55.00	117,217	5.90	51.63	117,217	51.63
55.01 – 60.00	197,618	4.50	56.41	197,618	56.41
60.01 – 65.00	531,438	6.63	61.83	486,117	61.84
65.01 – 70.00	16,712	7.25	66.05	11,142	66.05
70.01 – 75.00	504,771	4.40	71.03	504,771	71.03
	1,932,794	**5.46**	**57.09**	**1,881,903**	**56.95**

Proceeds totaling $ 969 from exercise of 8,648 shares under FMC 98 Plan 1 and 16,756 shares under FMC 98 Plan 2 in 2002 were recorded as a capital contribution. Effective September 2001, no additional grants or options can be awarded under FMC 98 Plan 1 or FMC 98 Plan 2.

Fresenius Medical Care 2001 International Stock Incentive Plan
On May 23, 2001, by resolution of the annual general meeting, the FMC 98 Plans were replaced by a new plan. Under the terms of this new plan, convertible bonds with a principal of up to € 10,240 may be issued to the members of the management board and other employees of the Company representing grants for up to 4 million non-voting Preference shares. The convertible bonds have a par value of € 2.56 and are interest bearing at a rate of 5.5%. Purchase of the bonds may be funded by a non-recourse loan secured by the bond with respect to which the loan was made. The Company has the right to offset its obligation on a convertible bond against the employee obligation on the related loan; therefore, the convertible bond obligations and employee loan receivables are not reflected in the Company's consolidated financial statements. The bonds mature in ten years and are generally convertible after four years. The bonds may be issued either as convertible bonds which are subject to a stock price target or convertible bonds without a stock price target.

In the case of convertible bonds which are subject to a stock price target the conversion right is only exercisable if the quoted price of the Preference shares exceeds the quoted price at grant date by at least 25% at any given date subsequent to the date of the grant. Participants have the right to choose between convertible bonds with or without the stock price target. The number of convertible bonds awarded to those employees who select the bonds without a stock price target will be reduced by 15%. Each convertible bond entitles the holder thereof, upon payment of a conversion price to convert the bond into one Preference share. The conversion price of the convertible bonds which are not subject to the stock price target is determined by the average price of the Preference shares during the last 30 trading days prior to the date of grant. Up to 20% of the total amount available for the issuance of convertible bonds may be issued each year through May 22, 2006.

The following table presents the number of Preference shares available and the average price range (in $ and €) under the FMC 2001 International Stock Incentive Plan.

	Bonds (in thousands)	Average price range in €	Average price range in $
FMC International Plan			
Balance at December 31, 2001	720	53.27 – 73.72	67.28 – 93.11
Granted	771	25.13 – 43.16	31.74 – 54.51
Forfeited	23	56.42 – 73.72	71.26 – 93.11
Balance at December 31, 2002	1,468	25.13 – 73.72	31.74 – 93.11
Granted	622	29.10 – 37.02	36.75 – 46.76
Forfeited	87	25.13 – 73.72	31.74 – 93.11
Balance at December 31, 2003	2,003	25.13 – 73.72	31.74 – 93.11
Exercisable at December 31, 2003	**212**	**53.27 – 73.72**	**67.28 – 93.11**

Fair Value of Stock Options

The per share weighted-average fair value of stock options granted during 2003 and 2002 was $ 14.26 and $ 11.11, respectively, on the date of the grant using the Black-Scholes option-pricing model with the weighted-average assumptions presented below.

	2003	2002
Weighted-average assumptions		
Expected dividend yield	2.60%	2.20%
Risk-free interest rate	3.80%	3.80%
Expected volatility	40.00%	40.00%
Expected life of options	5.3 Years	5.3 Years

The Company applies APB Opinion No. 25 in accounting for stock compensation and, accordingly, recognized compensation expense of $ 1,456 and $ 1,126 for stock options granted in 2003 and 2002.

17 Income Taxes

Income before income taxes and minority interest is attributable to the following geographic locations:

$ in thousands	2003	2002
Germany	78,124	86,701
United States	368,382	289,954
Other	99,170	91,795
	545,676	**468,450**

Income tax expense for the years ended December 31, 2003 and 2002 consisted of the following:

$ in thousands	2003	2002
Current		
Germany	51,849	29,367
United States	22,346	53,878
Other	35,505	32,124
	109,700	**115,369**
Deferred		
Germany	(1,280)	10,069
United States	102,142	47,437
Other	2,152	2,198
	103,014	**59,705**
Total	**212,714**	**175,074**

Under the provisions applicable as a result of the Flood Victim Solidarity Law, for the fiscal year ended December 31, 2003 the Company is subject to German federal corporation income tax at a base rate of 26.5% (25% in 2002) plus a solidarity surcharge of 5.5% on federal corporation taxes payable. Because of this, the statutory rate for the year ended December 31, 2003 amounted to 27.96% compared to 26.375% in 2002.

The increase of the base rate of German federal corporation income tax from 25% to 26.5% was enacted by the German government with the Flood Victim Solidarity Law in September 2002. This increase was effective only for 2003 and the tax rate returned to 25% on January 1, 2004.

The difference in income tax expense from the amounts computed by applying the German federal corporation income tax rate, including the solidarity surcharge, on income before income taxes and minority interest (27.96% for fiscal year 2003 and 26.375% for fiscal year 2002) is as follows:

$ in thousands	2003	2002
Computed "expected" income tax expense at the undistributed earnings rate	152,571	123,554
Trade income taxes, net of German federal corporation income tax benefit	15,486	12,184
U.S. State income taxes, net of federal tax benefit	13,535	10,740
Tax free income	(12,155)	(11,078)
Foreign tax rate differential	29,904	25,929
Non-deductible expenses	6,993	7,827
Other	6,380	5,918
Provision for income taxes	212,714	175,074
Effective tax rate	**39.0%**	**37.4%**

The tax effects of the temporary differences that give rise to deferred tax assets and liabilities at December 31 are presented below:

$ in thousands	2003	2002
Deferred tax assets		
Accounts receivable, primarily due to allowance for doubtful accounts	30,939	25,962
Inventory, primarily due to additional costs capitalized for tax purposes and inventory reserve accounts	28,126	21,368
Accrued expenses and other liabilities for financial accounting purposes, not currently tax deductible	110,921	129,154
Special charge for legal matters	48,199	46,580
Net operating loss carryforwards	40,237	47,971
Derivatives	27,685	42,370
Other	5,327	3,975
Total deferred tax assets	**291,432**	**317,380**
Less: valuation allowance	(28,084)	(23,229)
Net deferred tax assets	**263,348**	**294,151**
Deferred tax liabilities		
Accounts receivable, primarily due to allowance for doubtful accounts	32,003	20,207
Inventory, primarily due to inventory reserve accounts for tax purposes	8,706	6,646
Accrued expenses and other liabilities deductible for tax prior to financial accounting recognition	19,212	23,256
Plant and equipment, principally due to differences in depreciation	213,907	165,264
Derivatives	36,612	31,551
Other	14,251	9,006
Total deferred tax liabilities	**324,691**	**255,930**
Net deferred tax (liabilities) assets	**(61,343)**	**38,221**

During 2003, the valuation allowance increased by $ 4,856. In 2002, the valuation allowance increased by $ 16,800 mainly attributable to currency exchange losses in Latin America.

The expiration of net operating losses is as follows:

$ in thousands	
2004	5,523
2005	12,165
2006	4,712
2007	9,043
2008	10,528
2009	11,929
2010	5,950
2011	2,477
2012	4,152
2013	1,764
Thereafter	40,874
Total	**109,117**

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2003.

Provision has not been made for additional taxes on approximately $ 267,763 undistributed earnings of foreign subsidiaries. The majority of these earnings have been, and will continue to be, permanently reinvested. The earnings could become subject to additional tax if remitted or deemed remitted as dividends; however, calculation of such additional tax is not practical.

For fiscal years ending in 2004 and afterwards, dividends from German subsidiaries are 95% tax-exempt, i.e. 5% of dividend income is taxable for corporate tax purposes after recent German tax law changes. The effects of this new rule are estimated by management as negligible, as the majority of German investments are consolidated for tax purposes.

A 5% income inclusion has also been introduced on capital gains realized from the disposition of shares in German and foreign corporations and applies to fiscal years ending in 2004. Management does not anticipate significant additional income taxation.

18 Operating Leases

The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2016. Rental expense recorded for operating leases for the years ended December 31, 2003 and 2002 was $ 303,060 and $ 270,082, respectively.

In December 2003, the Company exercised an option to terminate an operating lease for certain manufacturing equipment in its Ogden, Utah, North American facility. The equipment was purchased for approximately $ 66,000 and is reflected as a capital expenditure in the accompanying consolidated statement of cash flows.

Future minimum rental payments under noncancelable operating leases for the five years succeeding December 31, 2003 and thereafter are:

$ in thousands	
2004	237,239
2005	208,087
2006	172,876
2007	119,575
2008	88,377
Thereafter	265,117
Total	**1,091,271**

19 Legal Proceedings

Commercial Litigation

The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the "Merger") dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was Grace's dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC's operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the "Grace Chapter 11 Proceedings") on April 2, 2001.

Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be the Company's obligation. In particular, W. R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the "Service"); W. R. Grace & Co. has received the Service's examination report on tax periods 1993 to 1996; that during those years Grace deducted approximately $ 122 million in interest attributable to corporate owned life insurance ("COLI") policy loans; that W.R. Grace & Co. has paid $ 21 million of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation and that W.R. Grace & Co. is seeking a settlement of the Service's claims. Subject to certain representations made by W.R. Grace & Co., Fresenius Medical Care AG and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify the Company against this and other pre-Merger and Merger-related tax liabilities.

Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors' committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

In 2003, the Company reached agreement with the asbestos creditors' committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the "Settlement Agreement"), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $ 115 million to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court.

Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation ("Sealed Air", formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of the Company's payment obligation, this litigation will be dismissed with prejudice.

On April 4, 2003, FMCH filed a suit in the United States District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that the Company does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates ("Baxter"), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against the Company for alleged infringement of Baxter's patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter has filed counterclaims against the Company seeking monetary damages and injunctive relief, and alleging that the Company willfully infringed on Baxter's patents. The Company believes its claims are meritorious, although the ultimate outcome of any such proceedings cannot be predicted at this time and an adverse result could have a material adverse effect on the Company's business, financial condition, and results of operations.

Other Litigation and Potential Exposures

From time to time, the Company is a party to or may be threatened with other litigation arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company's defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company's or the manner in which it conducts its business. In the U.S. enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence "whistle blower" actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and expects continuing inquiries, claims and litigation relating to our compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of "whistle blower" actions, which are initially filed under court seal.

The Company operates many facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker's compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, also may have a material adverse effect on the Company's reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has asserted its own claims, and claims for indemnification. Although the ultimate outcome cannot be predicted at this time, an adverse result could have a material adverse effect upon the Company's business, financial condition, and results of operations.

Accrued Special Charge for Legal Matters
At December 31, 2001, the Company recorded a pre-tax special charge of $ 258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims (see Note 2). The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. While the Company believes that its remaining accruals reasonably estimate its currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

20 Financial Instruments

Market Risk
The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions with investment grade financial institutions as authorized by the Company's management board. The Company does not use financial instruments for trading purposes.
The Company conducts its financial instrument activity under the control of a single centralized department. The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

Foreign Exchange Risk Management

The Company conducts business on a global basis in several international currencies, though its operations are mainly in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of the Company's international operations are maintained, affect its results of operations and financial position as reported in its consolidated financial statements. The Company employs, to a limited extent, forward contracts to hedge its currency exposure. The Company's policy, which has been consistently followed, is that forward currency contracts and options be used only for the purpose of hedging foreign currency exposure.

The Company's exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, and lending and borrowings, including intercompany borrowings. The Company sells significant amounts of products from its manufacturing facilities in Germany to its other international operations. In general, the German sales are denominated in euro. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted.

Changes in the value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted product purchases are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of cost of revenues, in the same period in which the hedged transaction affects earnings. After tax gains of $ 4,790 ($ 7,205 pretax) for the year ended December 31, 2003 are deferred in accumulated other comprehensive income and will be reclassified into earnings during 2004 and 2005. During 2003, the Company reclassified after tax gains of $ 1,179 ($ 1,302 pretax) from accumulated other comprehensive income into the statement of operations. As of December 31, 2003, the Company had purchased derivative financial instruments with a maximum maturity of 17 months to hedge its exposure to the variability in future cash flows associated with forecasted product purchases.

Changes in the fair value of foreign currency forward contracts designated and qualifying as cash flow hedges for forecasted intercompany financing transactions are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of selling, general and administrative costs in the same period in which the hedged transactions affect earnings. After tax gains of $ 43,139 ($ 70,865 pretax) for the year ended December 31, 2003 were deferred in accumulated other comprehensive income. The Company also entered into foreign currency forward contracts with a fair value of approximately $ 8,984 as of December 31, 2003 to hedge its currency exposure from intercompany loans. No hedge accounting is applied to these forward contracts. As of December 31, 2003, the Company had purchased foreign exchange forward contracts with a maximum maturity of 36 months. As of December 31, 2003, the notional volume of foreign currency forwards hedging intercompany loans was approximately $ 957,300.

There is no material impact on earnings due to hedge ineffectiveness.

The Company's foreign exchange contracts contain credit risk in that its bank counterparties may be unable to meet the terms of the agreements. The potential risk of loss with any one party resulting from this type of credit risk is monitored. Management does not expect any material losses as a result of default by other parties.

Interest Rate Risk Management

The Company enters into derivatives, particularly interest rate swaps, to protect interest rate exposures arising from long-term and short-term borrowings and accounts receivable securitization programs at floating rates by effectively swapping them into fixed rates. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount.

The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in U.S. dollars into fixed interest rate payments. After taxes losses of $ 42,819 ($ 71,321 pretax) for the year ended December 31, 2003, were deferred in accumulated other comprehensive loss. Interest payable and interest receivable under the swap terms are accrued and recorded as an adjustment to interest expense at each reporting date. There is no material impact on earnings due to hedge ineffectiveness.

As of December 31, 2003, the notional volume of U.S. dollar interest rate hedge contracts totaled $ 950,000. Those swap agreements, which expire at various dates between 2004 and 2009, effectively fix the Company's variable interest rate exposure on the majority of the U.S. dollar-denominated revolving loans and outstanding obligations under the accounts receivable securitization program at an average interest rate of 5.45%.

The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in Yen into fixed interest rate payments. After taxes losses of $ 264 ($ 457 pretax) for year ended December 31, 2003, were deferred in accumulated other comprehensive loss. There is no material impact on earnings due to hedge ineffectiveness.

As of December 31, 2003, the notional volume of Yen-denominated interest rate hedge contracts entered into in connection with a Yen-denominated floating rate borrowings by the Company's Japanese subsidiaries totaled $ 17,600. The bank borrowings and the notional amounts of the hedge agreements always coincide until the final maturities when the bank debts are completely repaid and the hedge contracts expire.

FMS is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The current credit exposure of derivatives is represented by the fair value of contracts with a positive fair value at the reporting date.

Fair Value of Financial Instruments

The following table presents the carrying amounts and fair values of the Company's financial instruments at December 31, 2003 and 2002. FASB Statement No. 107, *Disclosures about Fair Value of Financial Instruments*, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

$ in thousands	**2003 Carrying Amount**	**2003 Fair Value**	2002 Carrying Amount	2002 Fair Value
Nonderivatives				
Assets				
Cash and cash equivalents	48,427	48,427	64,793	64,793
Receivables	1,229,503	1,229,503	914,302	914,302
Liabilities				
Accounts payable	306,527	306,527	284,941	284,941
Income taxes payable	178,111	178,111	178,690	178,690
Debt, excluding Euro Notes	1,039,693	1,039,693	976,846	976,846
Trust Preferred Securities	1,242,317	1,324,736	1,145,281	1,110,303
Notes	162,296	165,730	134,758	138,328
Derivatives				
Foreign exchange contracts	102,184	102,184	94,879	94,879
Dollar interest rate hedges	(71,255)	(71,255)	(99,183)	(99,183)
Yen interest rate hedges	(469)	(469)	(691)	(691)

The carrying amounts in the table are included in the consolidated balance sheet under the indicated captions, except for derivatives, which are included in other assets or liabilities.

Estimation of Fair Values

The significant methods and assumptions used in estimating the fair values of financial instruments are as follows:

Short-term financial instruments are valued at their carrying amounts included in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach applies to cash and cash equivalents, receivables, accounts payable and income taxes payable.

The Company's long-term bank debt represents borrowings primarily from a syndicated bank credit facility. The long-term bank debt is valued at its carrying amount because the actual drawings under the facility carry interest on a variable basis which reflects actual money market conditions, plus specific margins which represent Company-related performance ratios as well as the entire set of terms and conditions including covenants as determined in the 2003 Senior Credit Agreement.

The fair value of the Trust Preferred Securities is based upon market quotes.

The fair value of derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Dealer quotes are available for all of the Company's derivatives.

21 Other Comprehensive Income

The changes in the components of other comprehensive income for the years ended December 31, 2003 and 2002 are as follows:

$ in thousands	**2003** Pretax	**2003** Tax Effect	**2003** Net	2002 Pretax	2002 Tax Effect	2002 Net
Other comprehensive income relating to cash flow hedges						
Changes in fair value of cash flow hedges during the period	28,237	(11,114)	17,123	51,018	(19,736)	31,282
Reclassification adjustments	8,091	(3,185)	4,906	2,995	(776)	2,219
Total other comprehensive income relating to cash flow hedges	**36,328**	**(14,299)**	**22,029**	**54,013**	**(20,512)**	**33,501**
Foreign-currency translation adjustment	200,578	–	200,578	(38,432)	–	(38,432)
Minimum pension liability	(23,391)	9,341	(14,050)	(32,262)	12,905	(19,357)
Other comprehensive income (loss)	**213,515**	**(4,958)**	**208,557**	**(16,681)**	**(7,607)**	**(24,288)**

22 Business Segment Information

The Company has identified three segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory testing and renal diagnostic services. The Company has aggregated the International and Asia Pacific operating segments as "International." The segments are aggregated due to their similar economic characteristics. These characteristics include the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

Management evaluates each segment using a measure that reflects all of the segment's controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income. In addition to operating income, management believes that earnings before interest, taxes, depreciation and amortization (EBITDA) is helpful for investors as a measurement of the segment's and the Company's ability to generate cash and to service its financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in the Company's 2003 Senior Credit Agreement, Euro Notes and indentures relating to the Company's trust preferred securities. The information in the table below reconciles EBITDA for each of our reporting segments to operating income, which the Company considers to be the most directly comparable financial measure, calculated in accordance with U.S. GAAP.

EBITDA should not be construed as an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows.

Information pertaining to the Company's business segments is set forth below:

$ in thousands	North America	International	Corporate	Total
2003				
Net revenue external customers	3,854,606	1,672,903	–	5,527,509
Inter - segment revenue	1,630	36,258	(37,888)	–
Total net revenue	**3,856,236**	**1,709,161**	**(37,888)**	**5,527,509**
EBITDA	**651,729**	**348,712**	**(26,628)**	**973,813**
Depreciation and amortization	(119,467)	(94,922)	(1,989)	(216,378)
Operating Income	**532,262**	**253,790**	**(28,617)**	**757,435**
Segment assets	5,286,902	2,176,039	40,379	7,503,320
Capital expenditures and acquisitions[1]	216,613	166,821	16	383,450
2002				
Net revenue external customers	3,747,529	1,336,568	–	5,084,097
Inter - segment revenue	1,966	27,222	(29,188)	–
Total net revenue	**3,749,495**	**1,363,790**	**(29,188)**	**5,084,097**
EBITDA	**630,377**	**291,587**	**(16,442)**	**905,522**
Depreciation and amortization	(139,309)	(69,436)	(1,810)	(210,555)
Operating Income	**491,068**	**222,151**	**(18,252)**	**694,967**
Segment assets	5,019,281	1,735,945	24,723	6,779,949
Capital expenditures and acquisitions[2]	167,651	151,322	22	318,995

[1] North America and International acquisitions exclude $ 3,995 and $ 5,065, respectively, of non-cash acquisitions for 2003.
[2] International acquisitions exclude $ 8,041 of non-cash acquisitions for 2002.

Reconciliation of measures to consolidated totals

$ in thousands	2003	2002
Total EBITDA (adjusted) of reporting segments	1,000,441	921,964
Total depreciation and amortization	(216,378)	(210,555)
Corporate expenses	(26,628)	(16,442)
Interest income	19,089	18,053
Interest expense	(230,848)	(244,570)
Total income before income taxes and minority interest	**545,676**	**468,450**
Total operating income (adjusted) of reporting segments	786,052	713,219
Corporate expenses	(28,617)	(18,252)
Interest income	19,089	18,053
Interest expense	(230,848)	(244,570)
Total income before income taxes and minority interest	**545,676**	**468,450**
Depreciation and amortization		
Total depreciation and amortization of reporting segments	(214,389)	(208,745)
Corporate depreciation and amortization	(1,989)	(1,810)
Total depreciation and amortization	**(216,378)**	**(210,555)**

For the geographic presentation, revenues are attributed to specific countries based on the end user's location for products and the country in which the service is provided. Information with respect to the Company's geographic operations is set forth in the table below:

$ in thousands	Germany	United States & Canada	Rest of the World	Total
2003				
Net revenue external customers	245,983	3,854,606	1,426,920	5,527,509
Long-lived assets	148,375	4,145,453	883,752	5,177,580
2002				
Net revenue external customers	198,644	3,747,529	1,137,924	5,084,097
Long-lived assets	125,615	4,038,613	673,333	4,837,561

23 Supplementary Cash Flow Information

The following additional information is provided with respect to the consolidated statements of cash flows:

$ in thousands	2003	2002
Supplementary cash flow information		
Cash paid for interest	208,429	208,271
Cash paid for income taxes	141,278	126,429
Supplemental disclosures of cash flow information		
Details for acquisitions		
Assets acquired	152,570	105,514
Liabilities assumed	46,685	15,881
Transaction under common control with Fresenius AG	1,469	–
Notes assumed in connection with acquisition	9,060	8,041
Preference shares issued in connection with acquisition	–	–
Cash paid	95,356	81,592
Less cash acquired	3,166	1,757
Net cash paid for acquisitions	**92,190**	**79,835**

Independent Auditors' Report

To the Shareholders
Fresenius Medical Care Aktiengesellschaft
Hof an der Saale, Germany

We have audited the accompanying consolidated balance sheets of Fresenius Medical Care Aktiengesellschaft and subsidiaries (the "Company") as of December 31, 2003 and 2002 and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the two-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Frankfurt am Main, Germany
February 10, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Financial Glossary

› American Depository Receipt (ADR)
Physical certificate evidencing ownership in one or several American Depositary Shares (ADS). The terms ADS and ADR are often used interchangeably. Fresenius Medical Care's ordinary and preference shares are listed on the New York Stock Exchange (NYSE) in the form of ADRs.

› American Depository Shares (ADS)
Share certificate traded at the New York Stock Exchange, representing (parts of) shares of a foreign company.

› EBIT
Earnings before interest and taxes – corresponding to operating income.

› EBITDA
Earnings before interest, taxes, depreciation and amortization – corresponding to cash flow before taxes.

› Free Cash Flow
Net cash provided by operating activities less net capital expenditures (purchases of property, plants and equipment, less proceeds from sale of property, plants and equipment).

› Gross Domestic Product (GDP)
Total final value of goods and services produced in a national economy over a particular period of time, usually one year.

› Market Capitalization
Number of shares multiplied by the market share price.

› Net Operating Profit Adjusted for Taxes (NOPAT)
Earnings before interest and taxes (EBIT) plus goodwill amortization less taxes.

› No-par Share
Stock issued with no-par or nominal value.

› Operating Margin
Earnings before interest and taxes (EBIT) divided by revenues.

› Ordinary and Preference Shares
The capital stock of the company consists of ordinary and preference shares. Both are bearer shares. Preference shares are non-voting, but are entitled to a dividend that exceeds that for the ordinary shares, and the distribution of the minimum dividend on the preference shares has precedence over the distribution of a dividend on the ordinary shares.

› Return On Operating Assets (ROOA)
EBIT divided by average operating assets. Operating assets consist of cash and cash equivalents, accounts receivable (including those due from related parties), inventories, prepaid expenses and other current assets, non-current assets, less non-current deferred tax assets and accounts payable (including those due to related parties).

› Return On Invested Capital (ROIC)
NOPAT divided by average invested capital. Invested capital consists of current and non-current assets plus accumulated goodwill amortization less cash and cash equivalents, deferred tax assets, accounts payable (including those due to related parties), accrued expenses and current liabilities and income tax payable.

› Sarbanes-Oxley-Act (SOX)
A law aimed at improving accounting standards for corporations and their auditors. The intention of SOX is to strengthen shareholder confidence by broadening financial reporting and internal monitoring systems. Furthermore, top management's liability for the accuracy and completeness of reported information has been increased.

› Securities and Exchange Commission (SEC)
A federal agency that regulates the U.S. financial markets.

› U.S. GAAP
United States Generally Accepted Accounting Principles.

› Working Capital
Current assets minus current liabilities (excluding current debt).

For further explanations of financial terms please visit our website www.fmc-ag.com, where you can find a stock market dictionary in the Investor Relations section.

Regional Organization

Europe/Africa

Country	Share	Company	Location	Line of business
Germany	100%	FMC Deutschland GmbH	Bad Homburg v.d.H.	Production, Selling, Dialysis Care
Austria	100%	FMC Austria GmbH & Co. KG	Vienna	Selling
Belgium	100%	FMC Belgium N.V.	Antwerp	Production, Selling
The Netherlands	100%	FMC Nederland B.V.	Nieuwkuijk	Selling
Switzerland	100%	FMC (Schweiz) AG	Stans	Selling
France	100%	FMC France S.A.	Fresnes	Production, Selling, Dialysis Care
Italy	100%	FMC Italia S.p.A.	Palazzo Pignano/Cremona	Production, Selling, Dialysis Care
Portugal	100%	NMC Centro Médico Nacional S.A.	Lisbon	Selling, Dialysis Care
Spain	100%	NMC of Spain S.A.	Madrid	Production, Selling, Dialysis Care
Great Britain	100%	FMC (UK) Ltd.	Nottinghamshire	Production, Selling, Dialysis Care
Czech Republic	100%	FMC Česká Republica spol. s.r.o.	Prague	Selling, Dialysis Care
Denmark	100%	FMC Danmark A.S.	Albertslund	Selling
Finland	100%	FMC Suomi OY	Helsinki	Selling
Hungary	100%	FMC Dializis Center Egészs. Kft.	Budapest	Selling, Dialysis Care
Morocco	90%	FMC Maroc S.A.	Casablanca	Selling
Poland	100%	FMC Polska S.A.	Poznan	Selling, Dialysis Care
Turkey	100%	Fresenius Medikal Hizmetler A.S.	Istanbul	Production, Selling, Dialysis Care
Romania	100%	FMC Romania S.r.l.	Bucharest	Selling
Slovakia	100%	FMC Slovensko spol. s.r.o.	Pieštany	Selling, Dialysis Care
Slovenia	100%	Diam / Nefrodial d.o.o.	Zrece	Selling, Dialysis Care
South Africa	100%	FMC South Africa (Pty.) Ltd.	Johannesburg	Selling, Dialysis Care
Sweden	100%	FMC Sverige AB	Sollentuna	Selling

North America

Country	Share	Company	Location	Line of business
U.S.	100%	Fresenius Medical Care Holdings Inc.	New York	Production, Selling, Dialysis Care
	100%	National Medical Care Inc.	Lexington/Massachusetts	
	100%	Fresenius USA Inc.	Walnut Creek/California	

Latin America

Country	Share	Company	Location	Line of business
Argentina	100%	FMC Argentina S.A.	Buenos Aires	Production, Selling, Dialysis Care
Brazil	100%	FMC do Brasil Ltda.	São Paulo	Production, Selling
Chile	100%	Pentafarma S.A.	Santiago de Chile	Selling
Colombia	100%	FMC Colombia S.A.	Santa Fé de Bogotà	Production, Selling, Dialysis Care
Mexico	100%	FMC Mexico S.A. de C.V.	Zapopan Jalisco	Production, Selling, Dialysis Care
Venezuela	100%	FMC de Venezuela, C.A.	Valencia	Selling, Dialysis Care

Asia-Pacific

Country	Share	Company	Location	Line of business
Australia	100%	FMC Australia Pty. Ltd.	Sydney	Production, Selling, Dialysis Care
China	100%	FMC (Shanghai) Co. Ltd.	Shanghai	Selling, Dialysis Care
Hong Kong	100%	FMC Hong Kong Ltd.	Hong Kong	Selling, Dialysis Care
Japan	70%	Fresenius Kawasumi Co. Ltd.	Tokyo	Production, Selling
Malaysia	100%	FMC Malaysia Sdn. Bhd.	Kuala Lumpur	Selling
Philippines	100%	FMC Philippines, Inc.	Manila	Selling
Singapore	100%	FMC Singapore Pte. Ltd.	Singapore	Selling, Dialysis Care
South Korea	100%	FMC Korea Ltd.	Seoul	Selling
Taiwan	100%	FMC Taiwan Co., Ltd.	Taipei	Selling, Dialysis Care
Thailand	100%	FMC Thailand Ltd.	Bangkok	Selling

Simplified chart of Fresenius Medical Care's regional organization.

Line of business in 2003 in respective country.

- Production
- Selling
- Dialysis Care

Some percentage of subsidaries represent direct and indirect shareholdings of Fresenius Medical Care AG.

Major subsidiaries

$ in millions except employees		Ownership[1]	Revenue	Net income/ (-loss)	Equity	Employees (full-time equivalents)
Name and location		in %	2003[2]	2003[2]	31.12.2003[2]	31.12.2003
Europe						
Germany	FMC Deutschland GmbH, Bad Homburg v.d.H.	100	828.6	0.0	479.5	2,523
Austria	FMC Austria GmbH & Co KG, Wien	100	12.8	1.2	0.1	19
Hungary	FMC Magyarorszag Egeszsegügyi Kft., Budapest	100	19.4	3.1	25.1	40
	FMC Dializis Center Eges. Kft., Budapest	100	30.5	-0.1	0.5	604
Italy	FMC Italia S.p.A., Palazzo Pignano/Cremona	100	83.5	-0.1	34.2	144
	SIS-TER S.p.A., Palazzo Pignano/Cremona	100	52.6	3.6	5.5	209
Great Britain	FMC (UK) Ltd., Sutton - Nottinghamshire	100	78.7	2.1	21.3	169
France	FMC France S.A., Fresnes	100	72.1	4.0	19.7	119
	SMAD S.A., L'Arbresle	100	100.7	6.7	26.0	340
Turkey	Fresenius Medikal Hitzmetler A.S., Istanbul	100	30.9	3.5	9.7	87
Portugal	FMC Produtos S.A., Moreira	100	27.0	-0.5	5.3	52
	NMC Centro Medico Nacional, S.A., Lissabon	100	43.8	4.1	25.7	517
Finland	FMC Suomi OY, Helsinki	100	8.5	0.9	3.3	16
Denmark	FMC Danmark A.S., Albertslund	100	6.7	0.4	1.8	16
Spain	FMC Espana S.A., La Roca del Vallès	100	62.1	1.9	15.2	107
	NMC of Spain S.A., Madrid	100	15.4	-5.9	20.6	837
Russia	ZAO Fresenius S.P., Moskau	100	21.3	1.4	4.7	82
The Netherlands	FMC Nederland B.V., Nieuwkuijk	100	16.9	0.8	6.7	28
Belgium	FMC Belgium N.V., Antwerpen	100	24.3	2.2	8.7	63
Czech Republic	FMC Ceska Republika spol. s.r.o., Prag	100	15.4	2.3	6.3	36
Switzerland	FMC (Schweiz) AG, Stans	100	23.6	4.0	11.4	39
Poland	FMC Polska S.A., Poznan	100	14.4	0.5	3.0	45
Romania	FMC Romania S.r.l., Bukarest	100	16.2	0.2	3.4	47
Slovensko	FMC Slovensko spol s.r.o., Piestany	100	7.3	0.8	1.8	16
Marocco	FMC Maroc S.A., Casablanca	90	5.3	0.0	0.8	25
South Africa	FMC South Africa (Pty.) Ltd., Johannesburg	100	6.6	-0.1	0.5	57
Slovenia	Diam d.o.o., Zrece	100	4.3	0.1	1.6	9
	Nefrodial d.o.o., Zrece	100	7.1	0.0	-0.1	68
Sweden	FMC Sverige AB, Sollentuna	100	15.2	1.1	3.8	21

Major subsidiaries

$ in millions except employees		Ownership[1]	Revenue	Net income/ (-loss)	Equity	Employees (full-time equivalents)
Name and location		in %	2003[2]	2003[2]	31.12.2003[2]	31.12.2003
North America						
USA	FMC Holdings Inc.[3], New York	100	3,856.4	213.5	1,954.9	26,950
Latin America						
Brazil	FMC do Brazil, Ltda., São Paulo	100	25.7	-0.1	10.5	353
Colombia	FMC Colombia S.A., Santa Fé de Bogota	100	47.3	-7.5	15.7	791
Venezuela	FMC de Venezuela C.A., Valencia	100	18.4	3.1	9.8	355
Argentina	FMC Argentina S.A., Buenos Aires	100	63.7	23.6	39.6	1,756
Mexico	FMC de Mexico S.A. de C.V., Zapopan, Jalisco	100	23.5	-7.4	15.6	352
Chile	Pentafarma S.A., Santiago de Chile	100	3.3	1.0	0.3	63
Asia-Pacific						
Japan	FMC Japan K.K., Tokio	100	98.7	2.3	7.1	655
	Fresenius-Kawasumi Co. Ltd., Tokio	70	57.2	7.3	23.0	76
South Korea	FMC Korea Ltd., Seoul	100	43.3	-1.6	24.2	101
Taiwan	FMC (Taiwan) Co., Ltd., Taipei	100	19.1	0.3	-1.5	64
Australia	FMC Australia Pty. Ltd., Sydney	100	34.3	1.1	10.8	119
Singapore	FMC Singapore Pte. Ltd., Singapore	100	6.3	0.0	3.2	56
Hong Kong	FMC Hong Kong Ltd., Hongkong	100	21.0	0.1	4.3	39
China	FMC Shanghai Co. Ltd., Shanghai	100	6.4	0.2	0.4	35
Philippines	FMC Philippines Inc., Makati City - Metro Manila	100	1.9	0.0	0.5	16
Malaysia	FMC Malaysia Sdn. Bhd., Kuala Lumpur	100	7.3	0.3	3.0	20
Thailand	FMC Thailand Ltd., Bangkok	100	5.2	0.5	3.9	40

[1] Direct and indirect interest.

[2] These figures comply with the financial statements prepared in accordance with the specific generally accepted accounting principles of each country and do not reflect the amounts included in the Consolidated Financial Statements. Shareholders' equity and earnings are translated at the year-end current rate, and sales are translated at the average rate of the year.

[3] These figures represent the Consolidated Financial Statements published in the Form 10-K.

5-Year Summary

$ in thousands, except share data	**2003**	2002	2001	2000	1999
Statements of Earnings[1]					
Net revenue	5,527,509	5,084,097	4,859,318	4,201,338	3,840,429
Cost of revenue	3,698,606	3,428,077	3,220,198	2,734,593	2,463,155
Gross profit	1,828,903	1,656,020	1,639,120	1,466,745	1,377,274
Selling, general and administrative expenses	1,021,781	913,620	966,044	813,997	784,572
Research and development expenses	49,687	47,433	35,700	31,935	32,488
Special charge[2]	–	–	258,159	–	601,000
Operating income (loss) (EBIT)	757,435	694,967	379,217	620,813	(40,786)
Interest expenses, net	211,759	226,517	222,929	216,105	218,124
Income (loss) before income taxes and minority interests	545,676	468,450	156,288	404,708	(258,910)
Income tax expense (benefit), net	212,714	175,074	91,202	189,772	(12,744)
Net income (loss)	**331,180**	**289,790**	**63,354**	**212,075**	**(248,544)**
Income (loss) per ordinary share	3.42	3.00	0.65	2.37	(3.15)
Income (loss) per preference share	3.49	3.06	0.70	2.43	(3.15)
Personnel expenses	1,755,981	1,551,874	1,451,116	1,215,856	1,091,861
Depreciation	180,952	158,126	147,945	130,278	131,623
Amortization[3]	35,425	52,429	175,558	162,576	152,585
thereof amortization of goodwill	–	–	94,732	84,983	80,807
Earnings before interest and taxes, depreciation and amortization (EBITDA)	973,813	905,522	702,720	913,667	243,422
EBITDA before special charge and related expenses[2]	973,813	905,522	967,564	913,667	844,422
EBIT before special charge and related expenses[2]	757,435	694,967	644,061	620,813	560,214
Income before special charge and related expenses[2]	331,180	289,790	244,524	212,075	170,456
Earnings per share before special charge and related expenses[2]	3.42	3.00	2.53	2.37	2.15
Balance Sheet					
Current assets	2,206,128	1,821,700	1,779,129	1,581,411	1,541,209
Non-current assets	5,297,192	4,958,249	4,736,881	4,397,542	4,211,174
Total assets	**7,503,320**	**6,779,949**	**6,516,010**	**5,978,953**	**5,752,383**
Short-term debt	209,782	153,358	273,375	579,076	573,867
Other current liabilities	1,202,699	1,142,016	1,103,848	811,376	1,196,325
Current liabilities	1,412,481	1,295,374	1,377,223	1,390,452	1,770,192
Long-term debt	2,353,941	2,234,491	2,164,537	1,610,559	1,617,879
Other non-current liabilities	493,218	442,905	357,506	299,192	361,995
Non-current liabilities	2,847,159	2,677,396	2,522,043	1,909,751	1,979,874
Total liabilities	4,259,640	3,972,770	3,899,266	3,300,203	3,750,066
Shareholders' equity	3,243,680	2,807,179	2,616,744	2,678,750	2,002,317
Total liabilities and shareholders' equity	**7,503,320**	**6,779,949**	**6,516,010**	**5,978,953**	**5,752,383**
Total debt incl. accounts receivable securitization program	2,721,721	2,833,098	2,883,609	2,639,009	2,529,945
Working capital[4]	1,141,583	870,814	897,093	770,035	731,544
Credit Rating					
Standard & Poor's					
Corporate credit rating	BB+	BB+	BB	BB	BB
Subordinated debt	BB-	BB-	B+	B+	B+
Moody's					
Corporate credit rating	Ba1	Ba1	Ba1	Ba1	Ba1
Subordinated debt	Ba2	Ba2	Ba2	Ba3	Ba3

5-Year Summary

$ in thousands, except share data	2003	2002	2001	2000	1999
Cash Flow					
Net cash provided by operating activities[5]	754,019	549,918	424,248	391,266	354,757
Capital expenditure, net	(276,434)	(201,377)	(251,030)	(207,313)	(153,146)
Free cash flow	477,585	348,541	173,218	183,953	201,611
Acquisitions and investments, net of cash acquired	(92,190)	(79,835)	(216,711)	(274,530)	(101,326)
Share data					
Year-end share price Frankfurt, XETRA (€)					
Ordinary shares	56.40	39.46	69.50	87.00	84.90
Preference shares	39.95	28.65	51.80	50.50	41.30
Year-end ADS share price New York ($)					
Ordinary shares	23.35	13.70	20.10	27.00	28.38
Preference shares	16.00	9.80	14.60	15.80	14.00
Average number of ordinary shares	70,000,000	70,000,000	70,000,000	70,000,000	70,000,000
Average number of preference shares	26,191,011	26,185,178	26,035,330	19,002,118	9,023,341
Total dividend amount (€ in thousands)	99,585	91,989	83,321	76,435	55,068
Dividend per ordinary share (€)	1.02	0.94	0.85	0.78	0.69
Dividend per preference share (€)	1.08	1.00	0.91	0.84	0.75
Employees					
Full-time equivalents, December 31	41,097	39,264	37,331	33,316	29,318
Operational ratios (in %)					
before special charge and related expenses[2]					
EBITDA margin	17.6	17.8	19.9	21.7	22.0
EBIT margin	13.7	13.7	13.3	14.8	14.6
EPS growth[1]	14.0	18.6	6.8	10.2	32.7
Organic revenue growth (currency-adjusted)	3.4	5.1	8.8	8.0	9.6
Return on invested capital (ROIC)	7.2	7.3	7.8	7.9	7.6
Return on operating assets (ROOA)	11.4	11.4	11.2	11.6	10.7
Return on equity before taxes[1]	16.8	16.7	16.1	15.1	17.1
Return on equity after taxes[1]	10.2	10.3	9.3	7.9	8.5
Cash flow return on invested capital (CFROIC)	13.2	13.3	15.4	15.9	15.6
Leverage ratio (total debt/EBITDA)[6]	2.8	3.1	3.0	2.9	3.0
Gearing [(total debt - cash)/equity]	0.8	1.0	1.1	1.0	1.2
EBITDA/Interest expenses[1]	4.6	4.0	4.3	4.2	3.9
Cash from operating activities in percent of sales	13.6	10.8	8.7	9.3	9.2
Equity ratio (equity/total assets)	43.2	41.4	40.2	44.8	34.8
Dialysis Care Data					
Treatments (millions)	17.8	16.4	15.2	12.9	11.4
Patients treated (December 31)	119,250	112,200	105,830	91,900	80,000
Number of clinics (December 31)	1,560	1,480	1,400	1,270	1,090

1 2002: Loss from early redemption of trust preferred securities reclassified from extraordinary loss into interest expense and income tax expense as a result of adoption of SFAS No. 145. (Extraordinary loss of $ 20 million, $ 12 million net of taxes).
2 Special charge includes in 2001 special charge for 1996 merger-related legal matters of $ 258 million ($ 177 million, net of taxes) and related prior quarter expenses of $ 7 million ($ 4 million, net of taxes) and in 1999 special charge of $ 601 million ($ 419 million, net of taxes).
3 Prior year amortization includes amortization of goodwill, tradename and management contracts.
4 Current assets less current liabilities (excluding current debt and accruals for special charge).
5 From continuing operations.
6 Correction of non-cash charges of $ 2.5 million per quarter until 2002 and of $ 3.125 million per quarter in 2003.

Index

Summarized Annual Report 2003



Fresenius Medical Care

Bad Homburg, March 2004

Dear ladies and gentlemen,

I am proud to say that 2003 was a very successful year for Fresenius Medical Care. In my last letter to you a year ago, I informed you that we had introduced an innovative treatment concept named UltraCare in our own clinics in North America. This initiative resulted in decreasing operating margins during 2002, and I committed to you at that time to reverse this development. Together we, the management and the employees of our company, accomplished this goal and achieved or even exceeded every other target we set for 2003.

In total, we generated revenues of $5.5 billion. This corresponds to an actual growth rate of 9%. On a currency-adjusted basis this represents an increase of 5%, which exactly matches our forecast. I promised operating margin improvements for 2003, and I'm pleased to inform you that every region around the globe has delivered. With a net income growth of 14% to $331 million and an operating cash flow increase of 37% to $754 million, we were well above our targets.

At the same time you most likely would ask, and rightfully so, "What is next? Where do we go from here?"

Notably, one of the major driving forces shaping our industry is the ability of governments around the world to cope with the continued increasing demand for healthcare services. The population is getting older, and hypertension and diabetes continue to be key factors contributing to End-Stage Renal Disease patient growth around the world. Healthcare will continue to play a very important and profound role in our society with an increasing focus on well-managed cost systems and reimbursement structures as well as an ability to measure the quality of services provided.

In the United States for example, the Medicare Modernization Act of 2003 provides more coverage for more Americans. At the same time, the new law calls for changes in the reimbursement structure. I believe the law creates challenges as well as opportunities for our company. We are devoted to employing our resources, technology and know-how to achieve sustainable cost savings while further improving quality for our patients and the long-term profitability of our company. To prepare for these opportunities, we have increased our efficiency by using our advanced product technologies in our clinics.

Still, I believe many challenges with complex variables exist that can impact our business in our markets around the globe. In Germany, for example, the healthcare system continues to be under tremendous reform and downward price pressure. However, we can use the experience and expertise gained over years in the global dialysis industry to leverage the different local demands of health care systems worldwide. Our focus is to maintain market leadership by exploiting our strengths in product technologies and cost-efficient manufacturing while further expanding our service base.

Our position in Europe has further strengthened. To that extent we continued to build upon our fully integrated business, combining superior renal technology systems with our network of clinics to improve outcomes for our patients. Our business in Latin America strengthened, proving that our strategy of coupling a strong service provider presence with our own product technologies is on the right track. I also continue to see Asia Pacific as a market with many growth opportunities. This market accounts for nearly one-third of the now more than 1.3 million patients receiving dialysis treatment worldwide with Japan alone accounting for about one-fifth of the worldwide dialysis population. In this market we hope to continue to build upon our product technology base and increase our market share.

So what does this all mean for your company? Your company's global and regional competitive positions have never been stronger. The global strategy in patient care is on the right track. I expect that our initiatives will lead to continued improvements in our financial results. In addition, I see continued strong acceptance of our new renal product technologies, underscoring that our strategy and investments of the past several years have been correct. Our targets are clear, and we are pursuing a strategy of long-term growth. Therefore, in 2004 we expect mid single-digit revenue growth in constant currency and net income growth in the high single- to low double-digit range.

Ladies and Gentlemen, I am very pleased to inform you that the Management Board and the Supervisory Board will propose our seventh consecutive dividend increase of €1.02 per ordinary share and €1.08 per preference share at the Annual General Meeting 2004 on May 27, 2004.

I would like to thank all of our employees around the world, my colleagues on the Board of Management, all of our Supervisory Board Members and you, the shareholders, for your continued support and trust in Fresenius Medical Care, the world's leading renal therapy company.



Yours sincerely,

Ben Lipps

Dr. Ben Lipps
Chief Executive Officer
Chairman of the Management Board

Key Figures 2003

Operating data

$ in millions	2003	2002[1]	Change 2003 vs. 2002
Net revenue	5,528	5,084	9%
Earnings before interest and taxes, depreciation and amortization (EBITDA)	974	906	8%
Earnings before interest and taxes (EBIT)	757	695	9%
Net income	331	290	14%
Net cash flow from operating activities	754	550	37%
Free cash flow [2]	478	349	37%
Capital expenditure	291	239	22%
Capital expenditure including acquisitons	393	327	20%

Data per share

Earnings per ordinary share (EPS) ($) [1]	3.42	3.00	14%
Dividend per ordinary share (€)	1.02	0.94	8%
Dividend per preference share (€)	1.08	1.00	8%

Key ratios (in %)

EBIT margin	13.7	13.7	
Return on equity before taxes	16.8	16.7	
Equity to assets	43.2	41.4	

Other data

Employees (full-time equivalents, Dec. 31)	41,097	39,264	5%
Treatments (millions)	17.8	16.4	
Patients treated	119,250	112,200	
Number of clinics	1,560	1,480	

Net Revenue
$ in millions


6,000
5,000
4,000
3,000
2,000
1,000
0
5,528
5,084
2002[1] 2003

Net Income
$ in millions


350
300
250
200
150
100
0
331
290
2002[1] 2003

Earnings per Ordinary Share
in $


3.50
3.00
2.50
2.00
1.50
1.00
0
3.42
3.00
2002[1] 2003

[1] 2002: Loss from early redemption of trust preferred securities reclassified from extraordinary loss into interest expense and income tax expense as a result of adoption of SFAS No. 145 *(extraordinary loss of $ 20 million, $ 12 million net of taxes)*
[2] Before acquisitions and dividends

All figures in this report are stated in U.S.$ and in conformity with U.S. GAAP, if not indicated otherwise.

Consolidated Statements of Operations

$ in thousands, except share data	2003	2002
Net revenue		
Dialysis Care	3,978,344	3,708,903
Dialysis Products	1,549,165	1,375,194
	5,527,509	**5,084,097**
Costs of revenue		
Dialysis Care	2,871,592	2,713,341
Dialysis Products	827,014	714,736
	3,698,606	**3,428,077**
Gross profit	1,828,903	1,656,020
Operating expenses		
Selling, general and administrative	1,021,781	913,620
Research and development	49,687	47,433
Operating income	**757,435**	**694,967**
Other (income) expense		
Interest income	(19,089)	(18,053)
Interest expense	230,848	244,570
Income before income taxes and minority interest	545,676	468,450
Income tax expense	212,714	175,074
Minority interest	1,782	3,586
Net income	**331,180**	**289,790**
Basic income per Ordinary share	**3.42**	**3.00**
Fully diluted income per Ordinary share	**3.42**	**3.00**
Basic income per Preference share	**3.49**	**3.06**
Fully diluted income per Preference share	**3.49**	**3.06**

Consolidated Balance Sheets

$ in thousands, except share data at December 31	2003	2002
Assets		
Current assets		
Cash and cash equivalents	48,427	64,793
Trade accounts receivable, less allowance for doubtful accounts of $ 166,385 in 2003 and $ 159,763 in 2002	1,229,503	914,302
Accounts receivable from related parties	50,456	41,332
Inventories	444,738	372,222
Prepaid expenses and other current assets	253,365	239,172
Deferred taxes	179,639	189,879
Total current assets	**2,206,128**	**1,821,700**
Property, plant and equipment, net	1,089,146	917,868
Intangible assets	582,103	550,321
Goodwill	3,288,348	3,192,651
Deferred taxes	35,541	35,741
Other assets	302,054	261,668
Total assets	**7,503,320**	**6,779,949**

Consolidated Balance Sheets

$ in thousands, except share data at December 31	2003	2002
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable	177,824	185,949
Accounts payable to related parties	128,703	98,992
Accrued expenses and other current liabilities	553,830	469,228
Accrual for special charge for legal matters	138,154	191,130
Short-term borrowings	89,417	124,964
Short-term borrowings from related parties	30,000	6,000
Current portion of long-term debt and capital lease obligations	90,365	22,394
Income tax payable	178,111	178,690
Deferred taxes	26,077	18,027
Total current liabilities	**1,412,481**	**1,295,374**
Long-term debt and capital lease obligations, less current portion	1,111,624	1,089,210
Other liabilities	128,615	154,859
Pension liabilities	100,052	96,152
Deferred taxes	250,446	169,372
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	1,242,317	1,145,281
Minority interest	14,105	22,522
Total liabilities	**4,259,640**	**3,972,770**
Shareholders' equity		
Preference shares, no par, € 2.56 nominal value, 53,597,700 shares authorized, 26,213,979 issued and outstanding	69,616	69,540
Ordinary shares, no par, € 2.56 nominal value, 70,000,000 shares authorized, issued and outstanding	229,494	229,494
Additional paid-in capital	2,741,362	2,736,913
Retained earnings	378,014	154,595
Accumulated other comprehensive loss	(174,806)	(383,363)
Total shareholders' equity	**3,243,680**	**2,807,179**
Total liabilities and shareholders' equity	**7,503,320**	**6,779,949**

Consolidated Statements of Cash Flows

$ in thousands	2003	2002
Operating Activities		
Net income	331,180	289,790
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:		
Depreciation and amortization	216,377	210,555
Loss on early redemption of trust preferred securities, net of tax	–	11,777
Change in deferred taxes, net	91,312	58,449
(Gain) loss on sale of fixed assets	(50)	690
Compensation expense related to stock options	1,456	1,126
Cash inflow from Hedging	131,654	24,542
Changes in assets and liabilities, net of amounts from businesses acquired:		
Trade accounts receivable, net	53,563	(13,124)
Inventories	(22,993)	(6,519)
Prepaid expenses, other current and non-current assets	60,155	17,670
Accounts receivable from/ payable to related parties	7,199	3,228
Accounts payable, accrued expenses and other current and non-current liabilities	(92,316)	(42,518)
Income tax payable	(23,518)	(5,748)
Net cash provided by operating activities	**754,019**	**549,918**

Consolidated Statements of Cash Flows

$ in thousands	2003	2002
Investing Activities		
Purchases of property, plant and equipment	(291,260)	(239,160)
Proceeds from sale of property, plant and equipment	14,826	37,783
Acquisitions and investments, net of cash acquired	(92,190)	(79,835)
Net cash used in investing activities	**(368,624)**	**(281,212)**
Financing Activities		
Proceeds from short-term borrowings	102,678	88,639
Repayments of short-term borrowings	(153,911)	(68,255)
Proceeds from short-term borrowings from related parties	94,787	49,120
Repayments of short-term borrowings from related parties	(70,787)	(58,125)
Proceeds from long-term debt	982,825	417,098
Principal payments of long-term debt and capital lease obligations	(968,888)	(246,566)
Redemption of trust preferred securities	–	(376,200)
(Decrease) increase of accounts receivable securitization program	(287,251)	3,249
Proceeds from exercise of stock options	1,600	550
Dividends paid	(107,761)	(76,743)
Redemption of Series D Preferred Stock of subsidiary	(8,906)	–
Change in other minority interest	(266)	2,095
Net cash used in financing activities	**(415,880)**	**(265,138)**
Effect of exchange rate changes on cash and cash equivalents	**14,119**	**(347)**
Cash and Cash Equivalents		
Net (decrease) increase in cash and cash equivalents	(16,366)	3,221
Cash and cash equivalents at beginning of period	64,793	61,572
Cash and cash equivalents at end of period	**48,427**	**64,793**

Consolidated Statements of Shareholders´ Equity

$ in thousands, except share data

	Preference Shares		Ordinary Shares	
	Number of shares	No par value	Number of shares	No par value
Balance at December 31, 2001	**26,176,508**	**69,512**	**70,000,000**	**229,494**
Proceeds from exercise of options	12,067	28		
Compensation expense related to stock options				
Dividends paid				
Comprehensive income				
Net income				
Other comprehensive income related to:				
Cash Flow Hedges				
Foreign currency translation adjustment				
Minimum pension liability				
Comprehensive income				
Balance at December 31, 2002	**26,188,575**	**69,540**	**70,000,000**	**229,494**
Proceeds from exercise of options	25,404	76		
Compensation expense related to stock options				
Dividends paid				
Transaction under common control with Fresenius AG				
Comprehensive Income				
Net income				
Other comprehensive income related to:				
Cash Flow Hedges				
Foreign currency translation adjustment				
Minimum Pension Liability				
Comprehensive income				
Balance at December 31, 2003	**26,213,979**	**69,616**	**70,000,000**	**229,494**

Consolidated Statements of Shareholders' Equity

$ in thousands, except share data			Accumulated other comprehensive loss			
	Additional paid in capital	Retained earnings (deficit)	Foreign currency translation	Cash Flow Hedges	Minimum Pension Liability	Total
Balance at December 31, 2001	**2,735,265**	**(58,452)**	**(308,392)**	**(50,683)**	**–**	**2,616,744**
Proceeds from exercise of options	522					550
Compensation expense related to stock options	1,126					1,126
Dividends paid		(76,743)				(76,743)
Comprehensive income						
Net income		289,790				289,790
Other comprehensive income related to:						
Cash Flow Hedges				33,501		33,501
Foreign currency translation adjustment			(38,432)			(38,432)
Minimum pension liability					(19,357)	(19,357)
Comprehensive income						265,502
Balance at December 31, 2002	**2,736,913**	**154,595**	**(346,824)**	**(17,182)**	**(19,357)**	**2,807,179**
Proceeds from exercise of options	1,524					1,600
Compensation expense related to stock options	1,456					1,456
Dividends paid		(107,761)				(107,761)
Transaction under common control with Fresenius AG	1,469					1,469
Comprehensive income						
Net income		331,180				331,180
Other comprehensive income related to:						
Cash Flow Hedges				22,029		22,029
Foreign currency translation adjustment			200,578			200,578
Minimum Pension Liability					(14,050)	(14,050)
Comprehensive income						539,737
Balance at December 31, 2003	**2,741,362**	**378,014**	**(146,246)**	**4,847**	**(33,407)**	**3,243,680**

Key Figures of Fresenius Medical Care Shares

		2003 Ordinary	2003 Preference	2002 Ordinary	2002 Preference
Authorized capital	$ in mio	229.494	69.616	229.494	69.54
Number of Shares	mio	70	26.19	70	26.19
Closing price (Xetra-trading)					
High	€	56.4	40.5	72.8	53.9
Low	€	38.2	27.6	20.6	15.2
Year-end	€	56.4	40.0	39.5	28.7
Average daily trading volume	Share	350,000	35,000	410,000	54,000
Closing price (ADS - NYSE)					
High	$	23.5	16.7	21.5	15.7
Low	$	12.7	9.6	7.0	4.9
Year-end	$	23.4	16.0	13.8	9.8
Market capitalization (at December 31)	€ in bn	4.99		3.51	
Dividend					
Per share	€	1.02	1.08	0.94	1.00
Dividend yield	%	1.8	2.7	2.4	3.5
Distribution amount	€ in mio	100		92	
Earnings per Share (EPS)					
Shares	$	3.42	3.49	3.00	3.06
ADS (NYSE - Level III program)	$	1.14	1.16	1.00	1.02
Rating					
Standard & Poor's		BB+		BB+	
Moody's		Ba1		Ba1	
Index weight					
DAX 30	%	0.460		0.462	
DJ STOXX 600 Health	%	0.433		0.321	

The financial information presented on pp. 5 to 11 is extracted from the audited consolidated financial statements and from the Report on Form 20-F for the year ended December 31, 2003. Fresenius Medical Care's 2003 Annual Report including the consolidated financial statements with the related auditors' report by KPMG Treuhand-Gesellschaft and our Report on Form 20-F are available from our website at www.fmc-ag.com.

Report of the Supervisory Board

The Managing Board informed the Supervisory Board comprehensively, regularly and in good time about the progress of the business activities, the situation of the company and important business transactions. Additionally, the chairman of the Supervisory Board was informed by the Managing Board of significant events on an ongoing basis. On the basis of written and oral reports of the Managing Board, the Supervisory Board held a total of five meetings, and four additional video or telephone conferences. Transactions requiring approval were discussed by the Supervisory Board with the Managing Board prior resolution. In two meetings, one of which was an extraordinary meeting dedicated exclusively to this topic, the Supervisory Board dealt with the acquisition of the Adsorber Business from Fresenius AG. As every year, the business development of the acquisitions made in the preceding years and the profitability of the different national subsidiaries were discussed.

The Supervisory Board established an audit committee ("Audit Committee") during the reporting period. The Audit Committee held four meetings and four additional telephone conferences, and adopted several resolutions in writing. It dealt, inter alia, with the accounting for the annual financial statements and the quarterly financial statements and with the risk management of the company and, in particular, discussed the specific focus of the audit procedures with the auditor.

The Supervisory Board examined the financial statements, the management report and the proposal for the appropriation of the net profit for the year, in each case for the fiscal year 2003. A representative of the auditor was present when the Supervisory Board dealt with these documents. As Fresenius Medical Care Aktiengesellschaft is listed at the Frankfurt Stock Exchange, pursuant to Sections 291, 292 HGB [German Commercial Code], the Company has to prepare beside of its financial statements consolidated financial statements in accordance with the provisions of German law as well. The accounting, the financial statements and the management report of Fresenius Medical Care AG for the fiscal year 2003 as well as consolidated financial statements and the consolidated management report of Fresenius Medical Care AG were audited by KPMG Deutsche Treuhandgesellschaft Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, elected as auditors by resolution of the shareholders' meeting of May 22, 2003, and commissioned by the Supervisory Board; they bear the unqualified audit certificate. The auditor's reports were submitted to the Supervisory Board. The Supervisory Board noted the auditor's findings with approval. The Supervisory Board concurred with the auditor's result and agreed as a result of its own assessment that there are no objections to be raised. On March 12, 2004, the Supervisory Board approved and thereby declared effective the financial statements of Fresenius Medical Care AG for the fiscal year 2003, approved the consolidated financial statements of Fresenius Medical Care AG as well as the dividend proposal submitted by the Managing Board.



In accordance with Section 312 AktG (German Stock Corporation Act), the Managing Board prepared a report for the fiscal year 2003 on the relations with affiliated companies. The report contains the Managing Board's final statement that Fresenius Medical Care AG in the transactions mentioned in the report has received adequate consideration under the circumstances known to the Managing Board at the time when such transactions were carried out and that no other measures within the meaning of Section 312 AktG were taken or omitted. The Supervisory Board has reviewed this report and concurs with the auditor who added the following audit certificate to the report:

"Following our proper review and judgement, we confirm that (1) the factual statements made in the report are correct, that (2) with respect to the transactions mentioned in the report, the consideration made by the company was not disproportionate or that any disadvantages have been offset and that (3) regarding the measures reported, no major objections are to be raised to the Managing Board's judgement."

According to the final result of the review by the Supervisory Board, no objections are to be raised to the Managing Board's final statement as contained in the subordinate status report.

Effective November 10, 2003, Dr. Theo Spettmann resigned as member of the Supervisory Board.

Effective November 01, 2003, Mr. Lawrence A. Rosen was appointed as member of the Managing Board (Finance Director).

The Supervisory Board thanks the Managing Board and all the employees for their efforts and achievements in 2003.

Bad Homburg v.d.H., March 12, 2004

The Supervisory Board

Dr. Gerd Krick
Chairman

Contacts

Fresenius Medical Care AG
D-61346 Bad Homburg v.d.H.
Tel. +49 6172 609 0
http://www.fmc-ag.com

Investor Relations
Oliver Maier
Tel. +49 6172 609 25 25
Fax +49 6172 609 23 01
e-mail: ir-fms@fmc-ag.com

North America Investor Relations
Heinz Schmidt
Tel. +1 781 402 45 18
Fax +1 781 402 97 41
e-mail: ir-fmcna@fmc-ag.com

Public Relations
Oliver Heieck
Tel. +49 6172 609 21 01
Fax +49 6172 609 22 94
e-mail: pr-fmc@fmc-ag.com

Transfer Agent
JPMorgan Chase Bank
P.O. Box 43013
Providence, RI 02940-3013
USA
Tel. (800) 990-1135
(toll-free number in the U.S.)
Tel. +1 (781) 575-4328
e-mail: adr@jpmorgan.com
http://www.adr.com

Calendar 2004

Report on First Quarter 2004	May 06, 2004
Annual General Meeting Frankfurt (Germany)	May 27, 2004
Payment of Dividend	May 28, 2004
Report on First Half 2004	August 04, 2004
Report on Nine Months 2004	November 02, 2004

Important fairs 2004

41st ERA-EDTA Congress
(European Renal Association – European Dialysis and Transplant Association)
Lisbon, Portugal — May 15 - 18, 2004

33rd International EDTNA/ERCA Conference
(The European Dialysis and Transplant Nurses Association/ European Renal Care Association)
Geneva, Switzerland — September 04 - 07, 2004

37th Annual Meeting of the American Society of Nephrology (ASN)
St. Louis, U.S. — October 27 - November 01, 2004

Please notice that these dates may be subject to change.

The full version of the Annual Report is available in German and English and may be obtained from the company upon request.

Annual reports, interim reports and further information on the Company are also available on the Internet: **www.fmc-ag.com**

For printed material please contact Investor Relations.

Published by: Fresenius Medical Care AG, Investor Relations

Concept and Layout: Gerasch Communication GmbH & Co.KG, Darmstadt, www.gerasch.de
Production: colours ec gmbh, Osnabrück, www.colours.de

This report contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors. The risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. We do not undertake any responsibility to update the forward-looking statements in this report.

Fresenius Medical Care

DIALYSIS COMPACT

The function, diseases and treatments for the human kidney.



Fresenius Medical Care

Content

The kidney - a nearly irreplaceable organ!

The human kidneys are small, biological marvels with a fascinating design that fulfill a vital function. The failure or inability of the twin organs to function over a significant period can be life-threatening. Treating kidney patients only recently became a success story as hemodialysis became routine in the 1960s. Now, with the help of technical perfection, dialysis guarantees a certain quality of life and longer life expectancy for an increasing number of kidney patients.

This publication will explain to investors, interested parties and patients the most important terms and information on the subjects of kidneys, diseases and dialysis, and answer the most important questions in a clear, concise manner. Here you will find explanations to questions including: what function do the kidneys perform, what causes chronic renal failure and which treatment alternatives exist? In addition, we will give an insight into how dialysis functions.


Kidney
Ureter
Urinary bladder

The kidneys in the body

What do healthy kidneys accomplish?

Kidneys are an important part of the body's metabolic processes. They accumulate urine and dispose it through the urinary tract. Excess water and toxins from metabolic processes, along with urine, are removed from the body as if through a filter. In addition, the acid-base-balance is regulated to prevent excess acidity in the blood. The kidneys also have an important function in regulating blood pressure by producing hormones. Hormones from the kidneys, such as Erythropoietin, control the production of blood cells in the bone marrow. Kidneys also influence the amount of calcium in the blood and the production of Vitamin D. This vitamin is needed in mineralization, which helps to provide stability of bones. The broad variety of the kidneys' functions is readily apparent. Kidneys come in pairs and, in adults, each kidney is about eleven centimeters (4.33 inches) long and weighs about 160 grams (5.6 ounces).


Regulation of blood pressure
Regulation of the
Erythrocythes production
Helping regulating the
acid-base-balance
Regulating
mineral levels
Elimination of metabolic
toxins and water through
urine

The functions of the kidneys

What causes kidney disease?

Kidney diseases can have differing causes. Various forms of infection in kidney tissue (glomerulonephritis) often leave lasting damage. Even high blood pressure (hypertension), a common ailment, can profoundly damage the kidneys. An underlying diabetes is oftentimes the cause of kidney disease and an excessive intake of certain medications can also reduce long-term kidney function. Various other, sometimes congenital, causes exist, such as polycystic kidney disease. Most kidney diseases develop quietly and are not noticed for many years. Therefore, some with chronic kidney disease do not visit a kidney specialist (nephrologist) until a late stage of the illness. Though seldom, some cases can develop quickly in a matter of days or weeks resulting in acute renal failure.


Cortex with glomeruli
Medulla
Renal vein
Renal artery
Pelvis
Ureter

Cross section of a kidney

What effects does kidney disease have?

When kidneys are no longer able to adequately fulfill their duties, the functional efficiency of the entire organism is affected. If only the "filter" of the kidney is defective, too much protein will be released into the urine. Furthermore, it leads to edema (the collection of water) in legs or in lungs.

In many cases, however, too few toxins are removed. Once accumulated, these toxins can damage other organs. Disorders in the digestive tract can be as extreme as bleeding stomach ulcers. The poisoning can lead to heart rhythm disturbances or infection of the pericardium (heart lining). Even abnormal changes in the nervous system can be observed.

Most patients show a significant increase in blood pressure because of a dysfunction of the hormonal regulation. Medical treatment is absolutely necessary to lower the blood pressure.

In the advanced stage of the disease, decalcification of the bones begins and the dysfunction of blood cell production leads to anemia. Due to an insufficient removal of urine, the body retains too much water.

What are the goals in treating kidney failure?

If the performance of the kidneys, known as "clearance" to specialists, decreases by more than 10 to 15%, complications with dangerous consequences can be expected. Doctors call this stage of blood poisoning uremia. Untreated over a longer period, it leads to death. In treating advanced renal failure, doctors first work to prevent life-threatening complications from uremia while the long-term goal remains the full or nearly complete restoration of a patient's health, allowing a normal, everyday social and work life. Severely damaged kidneys can only be treated by replacing the organ's vital functions with an appropriate treatment - renal replacement therapy.

What opportunities exist for renal replacement therapy?

The best and most comprehensive form of renal replacement is the successful implantation of a healthy donor kidney. However, worldwide there are not enough donor organs available. Sometimes, important medical or personal reasons also make a kidney transplant impossible. Chronic kidney failure therefore requires – at least temporarily – treatment using an "artificial kidney". This treatment is known as "dialysis".

Various types of dialysis treatment have proven effective. If an actual "artificial kidney" is used, a filter cleans the blood in a process called hemodialysis. However, the peritoneum, or lining of the abdomen, is also available as a natural filter. It is used in peritoneal dialysis. The most important forms of renal replacement therapy will be explained in greater detail shortly.

Hemodialysis

During hemodialysis, the patient's blood is passed through a filter outside the body and then reintroduced to the patient. Tiny pores in the filter membrane filter out toxins while vital components, such as proteins, are left in the blood. Excess water can also be removed through these tiny pores. The process is controlled by a dialysis machine that is equipped with a blood pump and monitoring systems that ensure safety. The machine can also administer drugs, e.g. Heparin, to prohibit blood clotting during the treatment.


Blood pump
Anticoagulant
Used dialysis fluid
Dialyzer (Filter)
Fresh dialysis fluid
To the Patient
From the Patient

Hemodialysis

Dialyzer


X100
Dialyzer with
individual
capillary
membranes

For hemodialysis, blood is taken from a vein, preferably on the patient's lower arm. To ensure that enough blood is available for treatment, a small operation is performed to prepare the forearm vein. A bypass is established between the vein and an artery to allow higher pressure and faster blood flow. This bypass is known as a "shunt". If no appropriate blood vessel can be used for the shunt procedure, a catheter can be placed in one of the larger blood vessels.



The shunt

There are various methods are available for use in therapy. The dialysis treatment itself can be administered in either a specialized clinic or at home.

Dialysis in a clinic is usually performed three times a week on an outpatient basis and lasts four to five hours. Patients travel from home to the clinic. Experienced doctors and trained treatment personnel care for patients throughout the entire treatment. When not taking dialysis treatment, patients lead normal, everyday lives.

If a patient's condition allows, they can perform hemodialysis at home by themselves. The patient, and usually a partner, learn self-treatment in a training center. This form of treatment offers an independence that is beneficial for the patient's professional and social life.

Peritoneal dialysis

The peritoneum lines the walls of the abdomen and covers the internal organs. It has similar attributes to the artificial filter used in hemodialysis: its pores allow the passage of certain substances while retaining others. Peritoneal dialysis uses this naturally filtering organ.

A cleansing liquid (dialysis solution) is introduced through a catheter placed in the abdominal wall that ends in the pelvis behind the bladder. The metabolic toxins are brought to the abdominal wall in hair-thin blood vessels and pass through the pores into the cleansing liquid. Dextrose in the dialysis solution also pulls water from the body with the help of osmotic mechanisms. The used cleansing liquid is removed from the body through the catheter, along with the toxins and excess water. As with hemodialysis, the peritoneal dialysis can be performed at home or in a clinic.


Solution bag
Catheter
Drainage bag
Peritoneum
Peritoneal dialysis solution

Peritoneal dialysis

Kidney transplants

Many patients with end-stage renal failure hope for a "new" kidney through a transplant. However, there are not enough donor organs, usually taken from deceased donors, available. Patients that are medically fit for a transplant are first placed on a central waiting list. Waiting times as well as similar tissue types between donor and recipient are considered when allocating donor organs. This lessens the risk that a transplanted kidney will be quickly rejected by a recipient.

The donor organ is implanted in the groin area of the patient and connected to the patient's blood vessels. The kidney's ureter is connected to the patient's bladder. Damaged kidneys are usually left in the body. A donor kidney that functions well produces urine just like healthy kidneys and also helps to regulate blood pressure and controls the production of blood cells.

Every transplant carries with it the risk of rejection by the recipient. Therefore it requires life-long medication to artificially weaken the body's defenses. This then leaves the body more susceptible to some illnesses. After a kidney transplant regular exams by a specialist are essential. As long as no complications arise, approx. 50% of these patients can live a comparatively normal life for an average of 10 years before the transplanted kidney's filtering ability diminishes.

How can metabolic toxins be removed from the body?

An average dialyzer is an artificial filter with about 10,000 microscopic dialysis fibers, which are also known as dialysis membranes. The fibers are about 0.3 mm or 300 μm wide and are hollow with semi-permeable walls. Blood runs through the dialysis fibers and the dialysate is pumped in the opposite direction. When blood is guided through the inner lumen of the capillaries, toxins up to a defined molecular size may leave the blood stream through pores in the capillary wall to the outer space. Here they are removed by a rinsing solution. Vital substances and blood cells remain in the blood stream, they are held back by the tiny pores.

The transfer of metabolic toxins through the membrane into the dialysate is based on physical transport laws. When two liquids (in this case blood and dialysate) with differing concentrations of substances are separated by a semi-permeable membrane, molecules attempt to offset the concentration difference. The molecules move from one liquid to the other in a process known as diffusion. Proteins and blood cells would naturally also work to balance out the differences but, because of their comparatively big size and the tiny pores, they cannot pass through the membrane and are retained.


Water molecules
Metabolic toxins,
urine, small proteins
Blood stream
Dialysis fluid
Membrane

Diffusion

To remove excess water from the body, especially in peritoneal dialysis, fluids contain sugar molecules. The concentration of the sugar in the fluid is higher than in the blood. Since the sugar molecules cannot pass through the membrane, the only way of offsetting the difference in concentration is for water to pass through the membrane and thus to compensate for the concentration difference. This process is also known as osmosis. In osmosis, as opposed to diffusion, molecules move in only one direction. By continuously introducing fresh dialysis fluid containing sugar molecules, excess water that the kidneys could not filter out and that would have collected in the body, can be removed.

Peritoneal dialysis is also based on the principles of osmosis and diffusion, with the patient's abdominal lining acting as the body's own dialysis membrane.

Fresenius Medical Care AG is the world's largest, integrated provider of products and services for patients with chronic kidney failure, a disease which affected more than 1,300,000 individuals worldwide in 2003. In our network of clinics in North America, Europe, Latin America and Asia-Pacific more than 119,250 patients received renal replacement therapies at the end of 2003. In addition, we are also the worldwide leading provider of dialysis products including hemodialysis machines, dialyzers and related disposable products.

More information on our company and the history of dialysis can also be found at: **www.fmc-ag.com**.

Fresenius Medical Care

Contacts

Fresenius Medical Care AG

D - 61346 Bad Homburg v.d.H.
Tel. +49 6172 609 0
http://www.fmc-ag.com

Investor Relations

Oliver Maier
Tel. +49 6172 609 25 25
Fax +49 6172 609 23 01
e-mail: ir-fms@fmc-ag.com

North America Investor Relations

Heinz Schmidt
Tel. +1 781 402 45 18
Fax +1 781 402 97 41
e-mail: ir-fmcna@fmc-ag.com

Public Relations

Oliver Heieck
Tel. +49 6172 609 21 01
Fax +49 6172 609 22 94
e-mail: pr-fmc@fmc-ag.com

Transfer Agent

JPMorgan Chase Bank
P.O. Box 43013
Providence, RI 02940-3013
USA
Tel. (800) 990-1135
(toll-free number in the U.S.)
Tel. +1 (781) 575-4328
e-mail: adr@jpmorgan.com
http://www.adr.com

Fresenius Medical Care

Calendar 2004

Report on **First Quarter 2004**	May 06, 2004
Annual General Meeting Frankfurt (Germany)	May 27, 2004
Payment of Dividend	May 28, 2004
Report on **First Half 2004**	August 04, 2004
Report on **Nine Month 2004**	November 02, 2004

Important fairs 2004

41st ERA-EDTA Congress
(European Renal Association – European Dialysis and Transplant Association)
Lisbon, Portugal
May 15 - 18, 2004

33rd International EDTNA/ERCA Conference
(The European Dialysis and Transplant Nurses Association/ European Renal Care Association)
Geneva, Switzerland
September 04 - 07, 2004

37th Annual Meeting of the American Society of Nephrology (ASN)
St. Louis, U.S.
October 27 - November 01, 2004

Please notice that these dates may be subject to change.

Dieser Geschäftsbericht liegt auch in deutscher Sprache vor.

Annual reports, interim reports and further information on the company are also available on the Internet:
www.fmc-ag.com

For printed material please contact the Investor Relation department.

Fresenius Medical Care